Form 20-F
period 2025-03-31
K-TECH SOLUTIONS CO LTD
filed 2025-08-15
CIK 2049187

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-42746

K-TECH SOLUTIONS COMPANY LIMITED

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Unit A, 7/F., Mai On Industrial Building,

17-21 Kung Yip Street, Kwai Chung,

New Territories, Hong Kong

Tel: +852 2741 3165

(Address of principal executive offices)

Kwok Yiu Wah

Chief Executive Officer

Unit A, 7/F., Mai On Industrial Building,

17-21 Kung Yip street, Kwai Chung,

New Territories, Hong Kong

Tel: +852 2741 3165

(Name, telephone, email and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	KMRK	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

On March 31, 2025, 19,500,000  ordinary shares were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note-checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

K-TECH SOLUTIONS COMPANY LIMITED

i

INTRODUCTION

Unless otherwise indicated, all references in this Annual Report on Form 20-F to “KMRK,” “KTech”, “we,” “our,” “us,” “the company” or similar terms refer to K-TECH SOLUTIONS COMPANY LIMITED and its consolidated subsidiaries. We publish our consolidated and combined financial statements  in United States dollars (“US$”).

We do not have any material operations of our own and we are a holding company with operations conducted in Hong Kong through our Hong Kong subsidiaries K-Mark Technology Limited, using Hong Kong dollars (“HKD”), the currency of Hong Kong. K-Tech’ reporting currency is Hong Kong dollars. This Annual Report on Form 20-F contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. The exchanges rates used for translation from HKD to US$ are ranging from 7.74 and 7.78, a pegged rate determined by the linked exchange rate system in Hong Kong.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. These statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in many places throughout this Annual Report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, business prospects, growth, strategies, expectations regarding industry trends and the size and growth rates of addressable markets, our business plan and growth strategies, including plans for expansion to new markets and new products, and the industry in which we operate.

Although we base the forward-looking statements contained in this Annual Report on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report. Additional impacts may arise that we are not aware of currently. The potential of such additional impacts intensifies the business and operating risks that we face, and should be considered when reading the forward-looking statements contained in this Annual Report. In addition, even if results and developments are consistent with the forward-looking statements contained in this Annual Report, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this Annual Report may prove to be inaccurate. We have included important factors in the cautionary statements included in this Annual Report on Form 20-F, particularly in Section 3.D of this Annual Report on Form 20-F titled “Risk Factors”, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.

You should read this Annual Report and the documents that we reference herein and have filed as exhibits hereto completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this Annual Report, and we do not assume any obligation to update any forward-looking statements except as required by applicable laws.

MARKET AND INDUSTRY DATA

Market data and certain industry forecasts used in this Annual Report were obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal surveys, industry forecasts and market research, while believed to be reliable, have not been independently verified, and we make no representation as to the accuracy of such information.

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure

K-Tech Solutions Company Limited was incorporated in the BVI on December 2, 2024 with limited liability and is a holding company with no material operations. Our operations are conducted in Hong Kong by our wholly-owned subsidiaries, namely K-Mark Technology Limited (“KMT”), a company incorporated in Hong Kong with limited liability.

On December 2, 2024, K-Tech Solutions Company Limited was incorporated under the laws of the BVI, and was authorized to issue a maximum of 500,000,000 ordinary shares of a single class with par value of US$0.0001 per share. A total of 30,000 ordinary shares were issued and allotted to Mr. Kwok Yiu Fai, Mr. Kwok Yiu Keung and Mr. Kwok Yiu Wah. On December 20, 2024, as part of the reorganization in contemplation of the initial public offering of the Company (the “IPO” or the “Offering”), we completed a share swap transaction, pursuant to which KTech acquired all the issued shares of KMT from Mr. Kwok Yiu Fai, Mr. Kwok Yiu Keung and Mr. Kwok Yiu Wah by way of allotting and issuing an aggregate of 19,470,000 ordinary shares to them. As a result, the Company total issued 19,500,000 ordinary shares to them.

On December 30, 2024, our Controlling Shareholders sold a total of 3,000,000 ordinary shares to five corporations, all of whom have no affiliation with us.

On May 15, 2025, the Company passed a written resolution to re-designate and re-classify its existing authorized ordinary shares. Prior to the re-classification exercise, the Company was authorized to issue a maximum of 500,000,000 ordinary shares of a single class with a par value of US$0.0001 each (the “Ordinary Share(s)”). Subsequent to the re-classification exercise, the Company’s authorized shares were 500,000,000 ordinary shares with a par value of US$0.0001 each comprising (a) 495,500,000 Class A Shares with a par value of US$0.0001 each (the “Class A Share(s)”); and (b) 4,500,000 Class B Shares with a par value US$0.0001 each (the “Class B Share(s)”).

On May 16, 2025, the Company had 15,000,000 Class A Shares and 4,500,000 Class B Shares, issued and outstanding, respectively. Holders of Class A Shares and Class B Shares vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company and have the same rights except each Class A Share is entitled to one (1) vote and each Class B Share is entitled to ten (10) votes. All such Class B Shares are held by our Controlling Shareholders.

On July 15, 2025, we entered into an underwriting agreement with American Trust Investment Services, Inc. as representative of the underwriters named therein, in connection with our IPO of 1,600,000 Class A Shares at a price of $4.00 per share. The IPO closed on July 17, 2025.

The following diagram illustrates our current corporate structure and existing shareholders of each corporate entity listed herein as of the date of this Annual Report:

We are principally engaged in the design, development, testing and sale of a diverse portfolio of toy products ranging from simple plastic toy products to more complex electromechanical toy products. Our solution services span across the entire development stage of toy products from design, prototype testing, production management, quality control to after-sales services. We specialize in the development of infant and pre-school educational toys and learning kits.

We are a holding company, and we conduct our operations in Hong Kong through our wholly-owned subsidiaries incorporated in Hong Kong. As of the date of this Annual Report, we do not expect to be materially affected by recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland- China-based issuers. However, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. The PRC government may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the PRC government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and may be inconsistent with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and/or

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland-China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange. Nonetheless, if new national laws of the PRC are to be applied in Hong Kong, only the Standing Committee of the National People’s Congress may add to or delete from the list of laws in Annex III of the Basic Law. And such laws shall be confined to those relating to defense and foreign affairs and other matters outside the limits of the autonomy of Hong Kong.

The PRC government may intervene or influence our operations at any time or may exert control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between KTech, the ultimate holding company, and the wholly-owned operating subsidiaries in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from our operating subsidiaries. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected.

Transfers of Cash to and From Our Subsidiaries

KTech is permitted under the laws of the BVI to provide funding to our subsidiary in Hong Kong through loans or capital contributions without restrictions on the amount of the funds. There are no restrictions or limitation on KTech’ ability to distribute earnings from its businesses, including subsidiaries, to U.S. investors.

Our equity structure is a direct holding structure, that is, the overseas entity to be listed in the U.S., KTech, directly controls KMT. Cash is transferred through our organization in the following manner: (i) funds may be transferred from KTech, the holding company incorporated in the BVI to KMT in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by our operating subsidiaries to KTech through KMT. Our operating subsidiaries are permitted under the laws of Hong Kong to provide funding to KTech through dividend distribution without restrictions on the amount of the funds or restrictions on foreign exchange. If KTech intends to distribute dividends to its shareholders, it will depend on payment of dividends from our operating subsidiaries in accordance with the laws and regulations of Hong Kong, and the operating subsidiaries will transfer the dividends to KTech, and the dividends will be distributed by the KTech to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. KTech and its operating subsidiaries currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Within our direct holding structure, the cross-border transfer of funds within our corporate group is legal and compliant with the laws and regulations of the BVI and Hong Kong. In the future, cash proceeds from overseas financing activities, can be directly transferred to KMT, and then transferred to subordinate operating subsidiaries via capital contribution or shareholder loans, as the case may be.

In the reporting periods presented in this Annual Report, no cash and other asset transfers have occurred among the Company and its subsidiaries.

Currently, substantially all of our operations are in Hong Kong. We do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China. Since Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” The laws and regulations of Mainland China do not currently have any material impact on transfer of cash from KTech to our operating services or from our operating services to KTech and the investors in the U.S.

Subject to the BVI Act and our memorandum and articles of association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. There is no further BVI statutory restriction on the amount of funds which may be distributed by us by dividend.

There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HKD into foreign currencies and the remittance of currencies out of Hong Kong.

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

Our international footprint exposes us to a variety of operational risks

While our physical presence is in Hong Kong, our products are distributed and sold around the world, and most of our sales are denominated in US$. As the toy industry is subject to stringent quality and safety standards in jurisdictions where our customers do business, the international scope of our operations exposes us to several types of complexities that increase the risks associated with our business, including but not limited to:

●	the need to serve our overseas customers with different cultural background and time zones resulting in difficulties in maintaining relationship with them;

●	different local laws and regulations, including relating to consumer protection, data privacy, labor, intellectual property, licensing, tax, trade, and customs duties or other trade restrictions;

●	the potential for unexpected changes in legal, political or economic conditions in the countries from which we source or into which we sell;

●	exposure to liabilities under various anti-corruption and anti-money laundering laws; and

●	fluctuations in foreign exchange rates against the US$.

If we fail to address the potential risks above, or if one or more of these risks materializes, this could have a material adverse effect on our reputation, business, financial condition and results of operations.

We may fail to anticipate and respond to changes in consumer preference and market trend in a timely manner

Our future growth depends on our ability to retain existing customers and to continue attracting new potential customers and gaining new purchases for our products. Constantly changing market trend and consumer preferences have affected and will continue to affect our business. To maintain our attractiveness, our product design and engineering team is constantly updated to provide latest trend in toy market by visiting and communicating with overseas toy retailers to understand the latest trend, and maintaining continuous communication with the design teams of the customers end to work out a desirable design appealing to the retail market. If we fail to update our product design and development regularly, customers may lose interest in our design solutions and products. We analyses market preference using historical sales data and determine our product design accordingly. We cannot guarantee that our prediction on consumer behavior could be accurate. To maintain our position in the toy market, we must stay abreast of constantly changing consumer preferences and anticipate product trends that will appeal to existing and potential customers, and any failure to identify and respond to such trends could result in decreased number of customers and reduced attractiveness of our design solutions and products. This may in turn lead to significant adverse effects on our business, financial condition and results of operations.

We are specialized in the design, development and sale of high quality infant and pre-school educational toys and learning kits. If the demand for educational toys does not achieve anticipated growth or even decrease, our business and results of operation would be materially and adversely affected.

We principally design, develop, manufacture and sell high quality infant and pre-school educational toys and learning kits. As a result, the sustainable growth of our business and our success depend on the overall demand for educational toys in general. We have historically benefited from the demand in this market. However, we cannot assure that the educational toy market and our customer demand will achieve the expected growth, or even sustain. If the industry does not grow as fast as we anticipate or even shrinks, or our customer demand otherwise decreases, our business and results of operation could be materially and adversely affected.

We generally do not enter into long-term contracts with our customers and purchase order we receive may fluctuate from period to period

As our sales are normally made on purchase orders, we do not have long-term contracts with our customers. Accordingly, we may have limited visibility as to our future revenue streams and there is no assurance that we will maintain or increase the level of our business with existing or potential customers. Our customers may cancel or defer purchase orders. Our customers’ purchase orders may vary from period to period, and it is difficult to forecast future order quantities. Should our customers decide to reallocate their budgets and choose our competitors due to the market conditions or we fail to provide attractive toy products to attract or retain customers or any other factors, the demand for our products may not grow or even decline and our business, results of operations and financial condition may be materially and adversely affected. As a result, our results of operations may vary from period to period and may fluctuate significantly in the future.

Developments adverse to our major customers could have an adverse effect on us

We expect that future sales will continue to depend on the success of our customers. In turn, the success of our customers depends on several factors, including but not limited to the consumer preference and market acceptance of our toy products, the level of discretionary consumer spending in countries in which our customers do business, as well as the distribution channels of our customers. Developments adverse to our major customers or our products could have an adverse effect on us. If there are any other developments adverse to our major customers such as any significant changes in the operations or financial condition of our major customers, including consolidation or change of ownership, restructuring or liquidation, we may experience a material adverse effect on our business, operating results and financial condition. Any significant changes in the operations or financial condition of our major customers, including liquidity problems or restructuring, could cause us to limit or discontinue business with such customers, or require us to assume more credit risk relating to receivables from such customers, which could have a material adverse effect on our business, financial condition and results of operation.

Fluctuation in foreign currencies could have an impact on our sales

We believe that the fluctuations in currencies have a direct impact on our customers’ demand of our toy products, which would in turn affect our sales performance and results of operations. Our sales were mainly denominated in US dollars. As such, as a result of the depreciation of the domestic currency of our targeted markets against US$, our products may become relatively more expensive and our customers may reduce their purchase of our products, which in turn adversely affected our sales. Fluctuations in the domestic currency of our customers is beyond our control. If there is material fluctuations in the domestic currency of our targeted markets and we cannot mitigate such impact by enhancing our sales and marketing and stimulating demand for our toy products in other regions, our business, financial condition and results of operations may be adversely affected.

Our business is dependent on the strength of our design capability and product quality, and market perception of our reputation. If we fail to maintain and enhance our reputation, our business, results of operation and prospects may be materially and adversely affected.

We believe that our toy product development solution is well received by our customers, and our business and financial performance are substantially dependent on the strength and the market perception of our reputation. We offer one stop solution in design and development of toy products. Our Directors believe that the notable awareness of our capabilities in product innovation and quality control contributes to higher recognition amongst customers, thus lower marketing costs. Therefore, we believe that maintaining and enhancing our reputation as a one stop toy design solution house are critical to expand and retain our customer base. Many factors, some of which are beyond our control, may negatively impact our brand image and reputation, such as:

●	any customer complaints or negative publicity relating to our products quality, delivery times, product returns procedures, customer data handling and security practices;

●	alleged misconduct or other improper activities committed by our employees; and

●	any fraudulent, false or misleading information relating to our products.

We cannot guarantee that negative reports about our business or our brand will not occur in the future and serious damage to our brand, public image, reputation and business may follow as a result. If we are unable to maintain or enhance our brand image, or our brand image is negatively damaged, our business, financial condition and results of operation may be adversely and materially affected.

Any changes to international trade regulations, quotas, tariffs and duties may affect prices of and demand for our products

Our customers are mainly located in North America and Europe. Therefore, our results of operations are largely affected by the level of demand for our products from our customers in North America and Europe which is in turn influenced by a number of factors which are beyond our control, including, amongst others, the economic conditions, customer preferences and trade policies in countries where our customers are located. The countries which our products are imported into may from time to time impose additional quotas, duties or tariffs. Any changes to international trade regulations, quotas, tariffs and duties may in turn affect the prices of and demand for our products. We cannot assure you that future international trade regulations, quotas, tariffs and duties will not increase our costs or provide our competitors with an advantage over us. As such, any of the above may have a material adverse effect on the business, financial condition and performance of our Group.

We are exposed to risks relating to our suppliers that manufacture our products, and we may not be able to successfully establish and operate manufacturing operations.

We have developed a nimble and low-fixed cost business model whereby our products are mostly manufactured and supplied by Fully Starise Limited (“Fully Starise”) which represents approximately 85.34% of our cost of revenue. Fully Starise is an independent third party supplier that operates a factory in the PRC. We consider Fully Starise a reliable partner and strong back up of production capability to us whereby we have entered into long term supply agreement with Fully Starise and will expiry on December 31, 2028 to secure stable and quality supply of toy products. Due to the reliance on our business relationship with Fully Starise, any interruption of its operations, any failure of Fully Starise to accommodate our growing business demands, any termination or suspension of our cooperation terms, or any deterioration of cooperative relationships with Fully Starise may materially and adversely affect our operation. Failure by Fully Starise to provide us satisfactory products and/or services in a timely manner is likely to have material adverse effect on our business, financial condition and results of operations. There is a risk in relying on third-party supplier in that we are dependent on the supplier’s ability to produce a product which meets our quality standards and delivery requirements as well as being dependent upon the supplier’s production priorities. We do not presently have any plans to engage another supplier since Fully Starise is familiar with our products, and we are devoting our efforts to establishing our own production facilities with no assurance that we can successfully establish manufacturing facilities.

Additionally, we rely on the ability and efficiency of Fully Starise to supply products to us. As we have no ownership or managerial control over Fully Starise, we cannot assure you that Fully Starise will constantly provide us products with desired quality and in sufficient quantities as required in a timely manner or at all time strictly adhere to the terms and conditions under the Service Agreement.

We rely on a limited number of third-party suppliers to manufacture our toy products, and we have limited control over them and may not be able to obtain quality products on a timely basis or in sufficient quantity.

We do not manufacture our products and rely instead on third-party contract manufacturers. Our products are mostly manufactured and supplied by Fully Starise which represents approximately 85.34% of our cost of revenue. Despite that we have entered into long term supply agreement with Fully Starise to secure stable supply of quality products and provide product warranty to our customers, our reliance on a limited number of third-party contract manufacturers increases the risk of supply disruption. If we experience significant increased demand, or need to replace an existing manufacturer, there can be no assurance that additional manufacturing capacity will be available when required on terms that are acceptable to us, or at all, or that any supplier or manufacturer would allocate sufficient capacity to us in order to meet our requirements or fill our orders in a timely manner. We allocate production orders among our suppliers based on the manufacturers’ capability, capacity and cost, but there is no assurance that we will be able to utilize capable manufacturers that have capacity at reasonable costs. Even if we are able to diversify our suppliers, we may encounter delays in production and added costs as a result of the time it takes to train our suppliers and manufacturers in our methods, products and quality control standards. Delays related to supplier changes could also arise due to an increase in shipping times if new suppliers are located farther away from our markets or from other participants in our supply chain. Any delays, interruption or increased costs in the supply of toy products could have an adverse effect on our ability to meet customer demand for our products and result in lower net sales and income from operations, both in the short and long term. During the two years ended March 31, 2025, we did not encounter any supply disruption due to such reliance on a limited number of third-party suppliers.

We are subject to the risk of increase in inventories and inventory turnover days and a sudden decrease in market demand for our products may lead to obsolete inventories

As we operate in an industry that is subject to changing market trends, a sudden decrease in the market demand for our products and the corresponding unanticipated drop in the sales of our products could cause our inventory to accumulate and may adversely affect our financial condition and results of operations. In the event that we fail to properly assess our need and maintain an appropriate inventory level, we may build up excessive inventories. As a result, this may have an adverse impact on our financial conditions and results of operations.

Our cash flows may deteriorate due to potential mismatch in time between receipt of payments from our customers and payments to our suppliers, which could adversely affect our business, financial condition and results of operation.

In the procurement and sales of our products, there are often time lag between making payments to our suppliers and receiving payments from our customers, resulting in potential cash flows mismatch. If we choose to pay our suppliers only after receiving payments from our customers, we will risk our reputation being harmed as not being able to make payments on a timely manner, which could harm our ability to engage capable and quality suppliers for our business in the future.

Fluctuations in prices of raw materials could negatively impact the production cost of finished products. Full Starise may transfer any increase in cost of production to us by increasing the unit price of finished products purchased by us. If we are unable to transfer such costs to our customers by raising the selling price, our operations and profitability may be adversely affected

In order to control the quality of our products and ensure that finished products adhere to original design, we would designate raw materials and components suppliers to Full Starise and closely manage the production process. We are subject to the price fluctuation in raw materials used by suppliers in the production of our products. If the supply of raw materials is substantially interrupted or reduced or if there are significant increases in the prices fluctuation pay for raw materials or if there are unfavorable fluctuations in the quality of these raw materials, the increase in cost of production may be priced in the ex-factory price of the finished products and transferred to us through the increase in unit price of finished products purchased by us. If we cannot identify alternative sources of raw materials or transfer such costs to our customers by raising the selling price, our operations and profitability may be adversely affected.

Our sales may be affected by seasonality.

We believe that there is a seasonal pattern in the spending behavior of customers, in particular overseas customers, which may affect the results of our operation. Our shipment peak season takes place between June and August of each year in which we achieve significant higher sales than other months to meet the Christmas and New Year holiday seasons. On the other hand, our ability to accept more purchase orders of our products from our customers during the peak seasons may be restricted by limited production capacity of Full Starise that manufacture our toy products. Any reduction in the sales of our toy products during the peak season may have an adverse material impact on our sales and performance. Furthermore, comparisons of sales and operating results between different periods within a single financial year may not be meaningful and should not be relied upon as indicators of our performance. Due to these seasonal consumption patterns (most of which are outside our control), our operating results and financial condition may fluctuate from period to period.

We may face possible claims over our products which may be defective

Our products may contain latent defects or flaws, any flaws or defects discovered in our products after delivery could result in loss of revenue or delay in revenue recognition, damage to our reputation and our relationship with customers and increased service cost. Any of such occurrence could adversely affect our business, operating results and financial conditions. If our products proved to be defective, we may be subject to claims for compensation and may incur significant legal costs regardless of the outcome of any claims of alleged defect. Although we may have legal recourse against the suppliers or some other manufacturers of our toy products pursuant to applicable laws, attempts to enforce our rights against these suppliers may be expensive, time-consuming and may not be successful, particularly since they are located in China, and we may not be able prevail in a Chinese court.

Our business, financial condition and results of operations may be adversely impacted by product defects or other quality issues.

The target users of our toy products are children and therefore our products are subject to stringent safety and quality requirements. Our products may contain defects that are not detected until after they are shipped or inspected by our users. The failure of our supplier or, when we commence manufacturing operations, our operations to maintain the consistency and quality throughout our production process could result in substandard quality or performance of our products, and product defects could cause significant damage to our market reputation and reduce our sales and market share. For example, the products we distribute may contain electromechanical components. Defects in these products could result in personal injury, property damage, pollution, release of hazardous substances or damage to equipment and facilities. As we primarily rely on one supplier, Fully Starise which is an independent third party, to manufacture our products, if this supplier does not produce products that meet the industrial and our standards, we may fail to maintain our quality control over our products. Actual or alleged defects in the products we distribute may give rise to claims against us for losses and expose us to claims for damages. If we deliver any defective products, or if there is a perception that our products are of substandard quality, we may incur substantial costs associated with mass product recalls, product returns and replacements and significant warranty claims, our credibility and market reputation could be harmed and our results of operations and market share may be adversely affected.

Further, defective products may result in compliance issues that could subject us to administrative proceedings and unfavorable results such as product recall and other actions. Such proceedings and unfavorable results could have a material adverse effect on our brand, reputation and results of operations.

Failure to attract and retain key management and technical staff may hinder our business prospects

Our success has been, to a large extent, attributable to the continued commitment of our senior management team with their extensive expertise, knowledge, experience and technical know-how in the toy industry. We believe that our future business growth and development will depend on our ability to attract, recruit, train and retain our key management and technical personnel. Should any of our members of our senior management team ceases employment with our Group, we may not be able to recruit a competent replacement with comparable knowledge, skills and qualifications in a prompt and timely manner or at all, which may significantly disrupt our operations and adversely affect our financial results and business prospects.

Our Group is reliant on our professional team of toy product designers and engineers for product development and project managers to manage the production process and quality control. The ability of our Group to retain such core professional team members is crucial to our Group’s continual business operation and income generation. Although we have good working relationships among our staff, there is no guarantee that such working relationships will be maintained in the future. Any failure to recruit and retain the necessary personnel in a timely manner could hinder our business and prospects.

We depend on third-party providers and suppliers for raw materials, components and finished products. Any failure or interruption in products or services provided by these third parties could harm our ability to operate our business.

We would designate suppliers of raw materials and components to Full Starise for the production of finished products in order to ensure that product safety and quality are up to our standards and the finished products adhere to our original design. As a result, our ability to deliver quality products to customers depends on third parties providing us with timely and reliable raw materials and Full Starise subsequently providing us with timely and reliable finished products at acceptable prices. Any delays, malfunctions, inefficiencies or interruptions in these products or services could adversely affect the quality and performance of our projects and require considerable expense to recall and replace our products, which could harm our brand, reputation or growth. In addition, if we are unable to avail ourselves of warranties and other contractual protections with providers of products and services, we may incur additional costs related to the affected products and services, which could adversely affect our business, operating results, or financial condition.

We have a customer concentration, with a limited number of customers accounting for a significant portion of our total revenue. If we are unable to retain a broad group of existing customers, lose one or more significant customers, or fail to attract new customers, our results of operations could suffer.

For the years ended March 31, 2025 and 2024, revenue from top five customers of our Group accounted for approximately 80.61% and 76.4% of our Group’s total revenue. Increasing the growth and profitability of our business is particularly dependent upon our ability to retain existing customers and capture additional customers. Our ability to do so is dependent upon our ability to provide high quality products and offer competitive prices. If we are unable to execute these tasks effectively, we may not be able to attract a significant number of new customers and our existing customer base could decrease, including the loss of a significant customer, either or all of which could have an adverse impact on our revenues.

Complaints from our clients may affect our reputation and our ability to retain our existing clients and secure new clients.

We may receive complaints from clients for any delay in product development progress and/or product delivery and/or substandard services provided by us. If the number of complaints received by us increases, our reputation could be affected by these complaints which may have negative impact on our ability to retain existing clients or our ability to secure new clients. Our clients may not continue to place purchase orders with us and use our services which could have an adverse impact on our business and financial performance.

Any negative publicity, allegations, complaints or claims made against us may adversely affect our reputation, business, financial position, results of operations and price of our Class A Shares.

Since our establishment, there has not been any negative publicity and allegations made by personnel registered with us against our Group. However, we cannot assure you that any allegations, complaints and claims will not be made against us in the future. Any allegations, complaints or claims against us, regardless of their validity, could cause negative publicity, give rise to potential liability and adversely affect our reputation and the price of our Class A Shares. In addition, we may have to divert management and other resources to address relevant allegations, complaints or claims which may adversely affect our business and results of operations. In the event that our insurance coverage is inadequate, we may have to pay out of our own resources to compensate the personnel for any damages suffered if the court does not rule in our Group’s favor based on its interpretation of the facts of such claims and we are found to be at fault. If any complaint escalates to become a claim against us, even unsuccessful, we may have to divert resources to address the claim. Liabilities in respect of such claims could adversely affect our financial position and results of operations.

Our insurance coverage may not be sufficient to cover all losses or potential claims from our clients which losses could affect our business, financial condition and results of operations.

We may become subject to liabilities against which we are not insured adequately or at all or liabilities against which cannot be insured. Should any significant property damage or personal injury occur in our facilities or to our employees due to accidents, natural disasters, or similar events, our business may be adversely affected, potentially leading to a loss of assets, lawsuits, employee compensation obligations, or other form of economic loss. Although our Directors believe that we have sufficient insurance coverage in accordance with industry practices, and we will increase our insurance coverage when necessary, there is no guarantee that our existing insurance coverage is sufficient to indemnify us from possible losses or that we can be insured on terms which are acceptable to us. Our insurance policies also may not continue to be available at economically acceptable premiums, or certain types of insurance may not be obtained at a reasonable cost, or at all. For example, insurance covering losses from acts of war, terrorism, or natural catastrophes is either unavailable or cost prohibitive. Any losses that we may incur which we are not insured against may adversely affect our business, financial condition and results of operations.

We are affected by the macroeconomic, political, regulatory, social and other factors beyond our control mainly in Hong Kong.

Currently, we have our entire operations in Hong Kong. We are affected by macroeconomic factors, such as general economic conditions, population growth, infrastructure development, and market sentiment which are in part, influenced by government spending, infrastructure spending, unemployment rates, real disposable income, inflation, recession, stock market performance, interest rate environment, regulatory policies, foreign investment, gross domestic product growth, business sentiment and economic outlook, all of which are beyond our control. Moreover, political and social stability, taxation, price and exchange control regulations, industry laws and regulations in Hong Kong. There is no assurance that such conditions will not develop in a manner that will have an adverse effect for our operations and financial performance.

We are exposed to credit risks of our customers.

As at March 31, 2025 and 2024, our Group had accounts receivable of US$1,387,915 and US$1,224,980, respectively. We do not have access to all the information necessary to form a comprehensive view on the creditworthiness. The complete financial and operational conditions of customers are not always available to us, and we may not be in any position to obtain such information. As a result, if any of our major customers experiences any financial difficulty and fail to settle the outstanding amounts due to us in accordance with the agreed credit terms, our working capital position may be adversely affected.

Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations.

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. Prior to the completion of the IPO, we were a private company mainly operating our businesses in Hong Kong. As a result of the IPO, our Company becomes subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

We may be subject to litigation, claims or other disputes.

We may from time to time be involved in disputes arising from contracts with customers, employees, or other third parties. Claims may also arise from disputes with customers on matters relating to payment and/or contractual performance. Claims involving us could result in time-consuming and costly litigations, arbitration, administrative proceedings or other legal procedures. Expenses we incur in legal proceedings or arising from claims brought by or against us may materially and adversely affect our financial performance.

Actions brought against us may result in settlements, awards, injunctions, fines, penalties and other results adverse to us. Moreover, liquidated damages, legal proceedings resulting in unfavorable judgment may harm our reputation, cause financial losses and damage our prospects of being awarded future contracts, thereby materially and adversely affecting our operations, financial performance and prospects.

We are dependent on external financing to support our business growth.

We rely on bank loans to finance our operations. Our total borrowings were US$1,039,193 and US$621,428 as at March 31, 2025 and 2024, respectively.

Our ability to obtain adequate financing on terms which are acceptable to us depends on a number of factors such as our financial strength, our creditworthiness and our prospects, and other factors that are beyond our control, including general economic, industry, liquidity and political conditions, the terms on which financial institutions are willing to extend credit to us, central bank’s policy rates and cash reserve requirements for banks, and the availability of other sources of debt financing or equity financing. There may also be covenants that restrict our ability to pay dividends and/or restrict our flexibility in utilizing working capital to react to changes in the business environment. Additionally, our business requires significant amount of working capital to fund the payroll of workers before the corresponding progress payments from clients, and inability to finance the payroll payment and temporary cash flow imbalance arising therefrom can adversely affect our operation and curtail our business growth. If all or a substantial portion of our bank facilities are withdrawn, or we cannot access additional banking facilities, our operations and financial performance will be adversely and materially affected.

In addition, our finance costs were US$76,564 and US$55,550, or approximately 14.16% and 5.18% of our profit before income tax for the years ended March 31, 2025 and 2024, respectively. Since we rely on these facilities to finance our operations, any increase in interest rates on facilities extended to us may have a material and adverse impact on our financial performance.

We may default on our obligations under our credit facilities.

We entered into banking facilities with a bank in Hong Kong which include an overdraft facility and revolving term loan. A failure to repay any of the indebtedness under our banking facilities as they become due or to otherwise comply with the covenants contained in any of such agreements could result in an event of default thereunder. If not cured or waived, an event of default under any of such agreements could enable the lender thereunder to declare all borrowings outstanding on such debt, together with accrued and unpaid interest and fees, to be due and payable. In such an event, we may not be able to pay dividends or have sufficient liquidity to meet operating and capital expenditure requirements. Any such acceleration could cause us to lose a substantial portion of our assets and will substantially adversely affect our ability to continue our operations.

We are exposed to risks of infringement of our intellectual property rights and the unauthorized use of our trademarks by third parties.

We have registered our trademark to protect our intellectual property rights in Hong Kong. Should our trademark be violated or infringed, there may be confusion by potential customers who have not previously worked with us.

Given our limited resources, we may not be able to effectively prevent third parties from violating our Company’s intellectual property rights. There is also no assurance that we will be able to obtain adequate remedies in the event of a violation of our intellectual property rights by our competitors or other third parties. If we fail to protect our intellectual property rights adequately, there may be an adverse impact on our Company’s reputation, goodwill and financial performance.

As at the date of this Annual Report, whilst we have not experienced any claims for intellectual property rights infringement, there is no assurance that the products, services, technologies and advertising we use in our business do not or will not infringe valid intellectual property rights held by third parties in the future. In the event of any claims or litigation by third parties involving infringement of their intellectual property rights, whether with or without merit, our operations and financial performance may be adversely affected.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud.

Before IPO, we were a private company with limited accounting personnel and resources to address our ICFR. Our management has not completed an assessment of the effectiveness of our ICFR and our independent registered public accounting firm has not conducted an audit of our ICFR. However, in connection with the audits of our CFS for the years ended March 31, 2025 and 2024, we and our independent registered public accounting firm identified material weaknesses in our ICFR as well as other control deficiencies for the above mentioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in ICFR. There is a reasonable possibility that a material misstatement in our annual or interim financial statements may not be prevented or detected on a timely basis. The material weakness identified is related to (i) inadequate segregation of duties for certain key functions due to limited staff and resources; and (ii) a lack of qualified personnel who are knowledgeable in U.S. GAAP and pertinent SEC reporting requirements; and (iii) a lack of well-established policies and procedures to ensure timely account reconciliations, review and detection of errors or inaccuracies in the Company’s consolidated and combined financial statements.

We intend to implement measures designed to improve our ICFR to address the underlying causes of these material weaknesses, including (i) hiring more qualified staff to enable proper segregation of duties; (ii) establishing policies and procedures designed to prevent and/or detect unauthorized transactions; and (iii) implementing procedures designed to strengthen our financial reporting process and ability to reduce the risk of material misstatement in our CFS. We intend to implement the above measures prior to the listing and we expect the remediation to be completed upon listing.

Effective ICFR is important to prevent fraud. The market for and trading price of our Class A Shares may be materially and adversely affected if we do not have effective internal controls. We may not be able to discover problems in a timely manner and our current and potential shareholders may lose confidence in our financial reporting, which may harm our business and the trading price of our Class A Shares. The absence of ICFR may inhibit investors from purchasing our Class A Shares and may make it more difficult for us to raise funds in debt or equity financing. Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline and we may be unable to maintain compliance with the Nasdaq Capital Market Company Guide.

We may make acquisitions which could divert the attention of management and which may not be integrated successfully into our existing business.

We may pursue acquisitions to increase our market penetration, enter new geographic markets and expand the scope of services we provide. We cannot guarantee we will identify suitable acquisition candidates, that acquisitions will be completed on acceptable terms or that we will be able to integrate successfully the operations of any acquired business into our existing business. The acquisitions could be of significant size and involve operations in multiple jurisdictions. The acquisition and integration of another business would divert management attention from other business activities. This diversion, together with other difficulties we may incur in integrating an acquired business, could have a material adverse effect on our business, financial condition and results of operations. In addition, we may borrow money or issue capital stock to finance acquisitions. Such borrowings might not be available on terms as favorable to us as our current borrowing terms and may increase our leverage, and the issuance of capital stock could dilute the interests of our stockholders. Currently, we are not contemplating the acquisition of any specific entity.

Risk Related to Our Corporate Structure

We are incorporated under the laws of the BVI and conduct substantially all of our operations, and all of our directors and executive officers reside, outside of the U.S. You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited.

We are incorporated under the laws of the BVI. We conduct our operations outside the U.S. and substantially all of our assets are located outside the U.S. In addition, substantially all of our directors and executive officers named in this Annual Report reside outside the U.S., and most of their assets are located outside the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon our directors or officers or to enforce judgments obtained in the U.S. courts against our directors and officers.

Our corporate affairs are governed by our Memorandum and Articles of Association, the BCA and the common law of the BVI. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the BVI laws are to a large extent governed by the BCA and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from the English common law, which has persuasive, but not binding authority, on a court in the BVI. The rights of our shareholders and the fiduciary duties of our directors under the BVI laws may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the BVI has a less developed body of securities laws than the U.S. In addition, BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the U.S.

Shareholders of a BVI business company like us could, however, bring a derivative action in the BVI courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BCA. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a BVI business company being more limited than those of shareholders of a company organized in the U.S. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The BVI courts are also unlikely to recognize or enforce against us judgments of courts in the U.S. based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the BVI, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the BVI of judgments obtained in the U.S., although the courts of the BVI will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. The BCA offers some limited protection of minority shareholders. The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes the BCA. Under the BCA, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a shareholder. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English common law. Under the general rule pursuant to English common law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the Board. However, every shareholder is entitled to have the affairs of the company conducted properly according to BVI law and the constitutional documents of the company. As such, if those who control the company have persistently disregarded the requirements of the BVI law and the constitutional documents of the company, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Under the laws of the BVI, the rights of minority shareholders are protected by provisions of the BCA dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. the memorandum and articles of association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BCA and the memorandum and articles of association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him. The BCA also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the BVI for business companies is limited.

Certain corporate governance practices in the BVI, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the Board or the Controlling Shareholder than they would as public shareholders of a company incorporated in the U.S. For a discussion of significant differences between the provisions the Companies Act and the laws applicable to companies incorporated in the U.S. and their shareholders, please refer to the section titled “Description of Shares — Differences in Corporate Law”.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Shares may view as beneficial.

We have a dual-class voting structure consisting of Class A Shares and Class B Shares. Based on our dual-class voting structure, holders of Class A Shares will be entitled to one (1) vote per share in respect of matters requiring the votes of shareholders, while holders of Class B Shares will be entitled to ten (10) votes per share. Due to the disparate voting powers associated with our two classes of ordinary shares, our Controlling Shareholders beneficially own 91.9% of the aggregate voting power of our Company immediately following the completion of the IPO, assuming that the underwriters do not exercise their over-allotment option. The interests of our Controlling Shareholders may not coincide with your interests, and it may make decisions with which you disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession, and our business and financial strategy. To the extent that the interests of our Controlling Shareholders differ from your interests, you may be disadvantaged by any action that they may seek to pursue. This concentrated control could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A Shares of the opportunity to sell their shares at a premium over the prevailing market price.

We cannot predict the effect our dual-class structure may have on the market price of our Class A Shares.

We cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A Shares, adverse publicity or other adverse consequences. For example, certain index providers have announced and implemented restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it would require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public stockholders, and S&P Dow Jones announced that it would no longer admit companies with multiple-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on its treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under such announced and implemented policies, the dual-class structure of our ordinary shares would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices would not invest in our Class A Shares. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may adversely affect valuations, as compared to similar companies that are included. Due to the dual-class structure of our ordinary shares, we will likely be excluded from certain indices and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A Shares less attractive to other investors. As a result, the market price of our Class A Shares could be adversely affected.

The future sales of Class A Shares by existing shareholders may adversely affect the market price of our Class A Share.

As a relatively small-capitalization company with relatively small public float we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. Sales of a substantial number of our Class A Shares in the public market could occur at any time. The sales of a substantial number of registered shares could result in a significant decline in the public trading price of our Class A Shares and could impair our ability to raise capital through the sale or issuance of additional Class A Shares. We are unable to predict the effect that such sales may have on the prevailing market price of our Class A Shares. Despite such a decline in the public trading price, certain selling shareholders may still experience a positive rate of return on the Class A Shares due to the lower price that they purchased the Class A Shares compared to other public investors and may be incentivized to sell their Class A Shares when others are not.

Risks Related to Our Ordinary Shares

Volatility in our Class A Share price may subject us to securities litigation.

The market for our Class A Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our Class A Share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation, which could result in substantial costs and liabilities and could divert management’s attention and resources.

Certain recent IPOs of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Class A Shares.

In addition to the risks addressed above in “— Our Class A Share price may be volatile, and you may lose all or part of your investment. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Shares,” our Class A Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and IPO sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders have on the price of our Class A Shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our Class A Shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Class A Shares. In addition, investors of our Class A Shares may experience losses, which may be material, if the price of our Class A Shares declines after the IPO or if such investors purchase shares of our Class A Shares prior to any price decline.

Holders of our Class A Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our Company’s financial performance and public image and negatively affect the long-term liquidity of our Class A Shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Class A Shares and understand the value thereof.

Our Controlling Shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this Annual Report, our Controlling Shareholders hold 76.7% or more of our issued and outstanding Ordinary Shares or 91.9% of the total voting power if the underwriters do not exercise their over-allotment option (or 75.7% of our issued and outstanding Shares or 91.5% of the total voting power if the underwriters exercise their over-allotment option). As a result, these shareholders will be able to control the management and affairs of our Company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Class A Shares as part of a sale of us or our assets, and might affect the prevailing market price of our Class A Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

We are a “controlled company” within the meaning of the Nasdaq Listing Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

On December 2, 2024, Mr. Kwok Yiu Fai, Mr. Kwok Yiu Keung and Mr. Kwok Yiu Wah entered into an Acting in Concert Agreement pursuant to which they undertake that following the completion of the IPO, the controlling shareholders shall act in concert in relation to all matters that require the decisions of the shareholders of the Company. As a result of the Acting in Concert Agreement, our Controlling Shareholders collectively control 91.9% of the total voting power upon the completion of the IPO. As a result of the Acting in Concert Agreement, our Controlling Shareholders hold a majority of the voting power of KTech and upon the completion of the IPO, we become a “controlled company” as defined under the Nasdaq Listing Rules. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our Board of Directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. However, following the IPO, we voluntarily have a majority of independent directors and our audit committee consists of three independent directors.

Nasdaq Capital Market may apply additional and more stringent criteria for our continued listing because we plan to have a small public offering and our insiders will hold a large portion of our listed securities.

Under Section 101 of the Nasdaq Capital Market Company Guide, Nasdaq Capital Market has discretionary authority to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq Capital Market inadvisable or unwarranted in the opinion of Nasdaq Capital Market, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq Capital Market.

Additionally, Nasdaq Capital Market has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq Capital Market was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the Board or management. Our IPO was relatively small and the insiders of our Company will hold a large portion of the company’s listed securities following the consummation of the offering. Therefore, we may be subject to the additional and more stringent criteria of Nasdaq Capital Market for our continued listing.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Class A Share price or trading volume to decline.

If a trading market for our Class A Shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our Class A Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our Class A Share price, our Class A Share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our Class A Share price or trading volume to decline and result in the loss of all or a part of your investment in us.

Investors may have difficulty enforcing judgments against us, our directors and management.

The Company was incorporated under the laws of the BVI and a majority of our directors and officers reside outside the U.S.. Moreover, many of these persons do not have significant assets in the U.S. As a result, it may be difficult or impossible to effect service of process within the U.S. upon these persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

There is uncertainty as to whether the courts of the BVI would recognize or enforce judgments of U.S. courts obtained in actions against us or our directors and officers predicated upon the civil liability provisions of the U.S. federal securities laws, or entertain original actions brought in the BVI against us or our directors and officers predicated solely upon U.S. federal securities laws. Further, there is no treaty in effect between the U.S. and the BVI providing for the enforcement of judgments of U.S. courts in civil and commercial matters, and there is no statutory enforcement in the BVI of judgments obtained in the U.S. Some remedies available under the laws of U.S. jurisdictions, including remedies available under the U.S. federal securities laws, may not be allowed in the BVI courts if contrary to public policy in the BVI. As a result of all of the above, it may be difficult for you to recover against us or our directors and officers based upon such judgments.

The laws of the BVI relating to the protection of the interest of minority shareholders are different from those in the U.S.

Our corporate affairs are governed by our Memorandum and Articles of Association, and by the BCA and common law of BVI. The rights of shareholders to take action against our directors, action by minority shareholders and the fiduciary responsibilities of our directors to us under BVI law are to a large extent governed by the BCA and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the BVI.

The laws of the BVI relating to the protection of the interests of minority shareholders differ in certain respects from those established under statutes or judicial precedent in existence in the U.S. and other jurisdictions. Such differences may mean that the remedies available to our minority shareholders may be different from those they would have under the laws of other jurisdictions, including the U.S. Potential investors should be aware that there is a risk that provisions of the BCA may not offer the same protection as the relevant laws and regulations in the U.S. may offer, and should consider obtaining independent legal advice on the implications of investing in foreign-incorporated companies.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

As a publicly listed company, we will be required to file periodic reports with the SEC upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, mostly private companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

Our status as a “foreign private issuer” under the SEC rules will exempt us from the U.S. proxy rules and the more detailed and frequent Exchange Act, reporting obligations applicable to a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

Our status as a foreign private issuer under the Nasdaq Capital Market Company Guide will allow us to adopt certain home country practices in relation to corporate governance matters which may differ significantly from the Nasdaq Capital Market corporate governance listing standards applicable to a U.S. domestic Nasdaq Capital Market listed company.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq Capital Market Company Guide that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the BVI, may differ significantly from corporate governance listing standards. Currently, we do not plan to rely on any home country practices with respect to our corporate governance after we complete the IPO. Under the Nasdaq Capital Market Company Guide, we may in the future decide to use the home country practices exemption with respect to some or all of the other corporate governance rules, provided that we disclose the requirements we are not following and describe the home country practices we are following. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Capital Market corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer in order to maintain a listing on a U.S. securities exchange.

We incur increased costs as a result of being a public company.

We incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. Compliance with U.S. laws and regulations and the Nasdaq Capital Market Company Guide increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. As a public company, we are required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our Board or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies.

Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”) and will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of the IPO; (b) in which we have total annual gross revenue of at least US$1.235 billion; or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A Shares that is held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter, and (ii) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior 3-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s ICFR. If we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. The JOBS Act also provides an emerging growth company with the permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We do not plan to opt-out of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company,” we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our reporting is not as transparent as the reporting of other companies in our industry. Such differences may prevent us from raising additional capital in the public market as and when we need it.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our IPO, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of Sarbanes-Oxley and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We will incur additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our Board or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We may allocate the net proceeds from the IPO in ways that differ from the estimates discussed in the section titled “Use of Proceeds” in our Prospectus and with which you may not agree.

The allocation of net proceeds of our IPO set forth in the “Use of Proceeds” section in our prospectus dated July 15, 2025 (the “Prospectus”) represents our estimates based upon our current plans and assumptions regarding the industry and general economic conditions, and our future revenues and expenditures. We anticipate we will use the net proceeds from the IPO for (i) potential investments and/or acquisition of a factory in Vietnam and/or other South East Asian countries; (ii) expansion and recruitment of product designers and engineers; (iii) obtaining licensed rights from internationally renowned intellectual properties licensors for co-branded products; and general administration and working capital. However, the amounts and timing of our actual expenditures will depend on numerous factors, including market conditions, cash generated by our operations, business developments and rate of growth. Management has broad discretion over the use of proceeds of the IPO and we may find it necessary or advisable to use all or portions of the proceeds from the IPO for other purposes. Circumstances that may give rise to a change in the use of proceeds and the alternate purposes for which the proceeds may be used are discussed in the section entitled “Use of Proceeds” in our Prospectus. You may not have an opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use our proceeds. As a result, you and other shareholders may not agree with our decisions. Our failure to apply these funds effectively could have a material adverse effect on our business, financial condition, results of operations and prospects. Pending their use, we may invest the net proceeds from the IPO in a manner that does not produce income or preserve value. See “Use of Proceeds” in our Prospectus for additional information.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in the Class A Shares to significant adverse U.S. income tax consequences.

In general, we are treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiary) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiary) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this Annual Report captioned “Material United States Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

Our Company intends to grant employee share options and other share-based awards in the future. Our Company will recognize any share-based compensation expenses in our statements of comprehensive loss. Any additional grant of employee share options and other share-based awards in the future may have a material adverse effect on our results of operation.

Our Company adopted an employee share incentive plan in 2025, for the purpose of granting share-based compensation awards, in an aggregate amount of up to 10% of our issued and outstanding Class A Shares following the IPO, to our employees, directors and consultants to incentivize their performance and align their interests with ours. Under the said plan, we expect to be permitted to issue options to purchase or share awards of up to 1,500,000 Class A Shares. As of the date of this Annual Report, we have not awarded any shares and no options to purchase Class A Shares have been exercised and no Class A Shares have been issued upon exercised vested options, in each case under the said plan. As a result of these grants and potential future grants, we expect to continue to incur significant share-based compensation expenses in the future. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our statements of profit or loss and other comprehensive income. The expenses associated with share-based compensation will decrease our profitability, perhaps materially, and the additional securities issued under share-based compensation plans will dilute the ownership interests of our shareholders. However, if we limit the scope of our share-based compensation plan, we may not be able to attract or retain key personnel who expect to be compensated by options.

We employ a mail forwarding service, which may delay or disrupt our ability to receive mail in a timely manner.

Mail addressed to the Company and received at its registered office will be forwarded unopened to the forwarding address supplied by the Company to be dealt with. None of the Company, its directors, officers, advisors or service providers (including the organization which provides registered office services in the BVI) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address.

Risks Related to Doing Business in Hong Kong

Although the audit report included in this Annual Report is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the NASDAQ Capital Market, may determine to delist our securities. Furthermore, on December 29, 2022 the AHFCA Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before our Class A Shares may be prohibited from trading or delisted.

The audit report included in this Annual Report was issued by Audit Alliance LLP, a Singapore.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing Audit Alliance LLP in the future or of engaging any auditor not subject to regular inspection by the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. The PCAOB is currently unable to conduct inspections in mainland China and Hong Kong without the approval of the PRC authorities. Currently, our U.S. auditor’s audit work for us can be inspected by the PCAOB and our auditor has no auditor’s work papers in China as of the date of this Annual Report. We also have no operations in mainland China. However, if there is significant change to current political arrangements between mainland China and Hong Kong, companies operating in Hong Kong like us may face similar regulatory risks as those operated in the PRC and we cannot assure you that our auditor’s audit work for us will continue to be able to be inspected by the PCAOB. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB could result in a lack of assurance that our financial statements and disclosures are adequate and accurate.

Inspections of other auditors conducted by the PCAOB outside mainland China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in mainland China prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, if any component of our auditor’s work papers become located in mainland China in the future, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

As part of a continued regulatory focus in the U.S. on access to audit and other information currently protected by national law, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm for such issuers completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets.

On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements in the HFCA Act. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to public companies whose stock is registered with the SEC and are identified by the SEC as having filed an annual report with an audit report issued by a registered public accounting firm located in a foreign jurisdiction and whose audit work that PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and they also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. Pursuant to the HFCA act, our securities may be prohibited from trading on the NASDAQ Capital Market or other U.S. stock exchanges if our auditor cannot be inspected by the PCAOB for three consecutive years, and this ultimately could result in our Class A Shares being delisted.

On June 22, 2021, the U.S. Senate passed the AHFCA Act, which was signed into law on December 29, 2022, amended the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its audit work cannot be inspected when its auditor is subject to PCAOB inspections for two consecutive years instead of three and, thus, reduced the time before our Class A Shares may be prohibited from trading or delisted.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction in connection with their audit works because of a position taken by one or more authorities in that jurisdiction.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the HFCA Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. Our registered public accounting firm, Audit Alliance LLP is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination.

The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Future developments in respect to increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

On August 26, 2022, CSRC, the Ministry of Finance of the PRC and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. There can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between mainland China and Hong Kong or if any component of our auditor’s work papers become located in mainland China in the future. Delisting of our Class A Shares would force holders of our Class A Shares to sell their Class A Shares. The market price of our Class A Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance. On December 15, 2022, the PCAOB Board determined the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

The lack of access to the PCAOB inspection in mainland China and Hong Kong prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in the mainland China and Hong Kong. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in the mainland China and Hong Kong makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of the mainland China and Hong Kong that are subject to the PCAOB inspections, which could cause existing and potential investors in our Class A Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

On December 29, 2022, the AHFCA Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before our Class A Shares may be prohibited from trading or delisted.

The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Future developments in respect of increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

While we understand there has been dialogue among the CSRC, the SEC, and the PCAOB regarding the inspection of PCAOB registered accounting firms in mainland China and Hong Kong, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between mainland China and Hong Kong or if any component of our auditor’s work papers become located in mainland China in the future. Delisting of our Class A Shares would force holders of our Class A Shares to sell their Class A Shares. The market price of our Class A Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

Recent joint statement by the SEC and PCAOB, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

The AHFCA Act was enacted on December 29, 2022. On December 29, 2022, the “Consolidated Appropriations Act was signed into law, which contained, among other things, an identical provision to the AHFCA Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years. The AHFCA Act states that if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit the securities of the issuer from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. (the applicable period under the HFCA Act prior to the enactment of the AHFCA Act had been two years).

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCA Act.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years.

On November 5, 2021, the PCAOB approved a new rule, PCAOB Rule 6100, Board Determinations Under the HFCA Act to provide a framework for its determinations under the HFCA Act that the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The rule establishes the manner of the PCAOB’s determinations; the factors the PCAOB will evaluate and the documents and information the PCAOB will consider when assessing whether a determination is warranted; the form, public availability, effective date, and duration of such determinations; and the process by which the Board will reaffirm, modify, or vacate any such determinations.

In December 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. Also, on December 16, 2021, pursuant to the HFCA Act, the PCAOB issued a Determination Report which determined that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of PRC, because of positions taken by PRC authorities in those jurisdictions. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB announced it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed.

On December 23, 2022 the AHFCA Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. As a result, the time period before the Company’s securities may be prohibited from trading or delisted has been decreased accordingly.

On December 29, 2022, the “Consolidated Appropriations Act was signed into law, which contained, among other things, an identical provision to the AHFCA Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years.

Our auditor, Audit Alliance LLP, is an independent registered public accounting firm that issues the audit report included elsewhere in this Annual Report. As an auditor of companies traded publicly in the U.S. and a firm registered with the PCAOB, it is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor in relation to our U.S. listing. However, there is no assurance that future audit reports will be prepared by auditors able to be inspected by the PCAOB and therefore, in the future, you may be deprived of the benefits of such inspection. As such, trading in our securities may be prohibited under the HFCA Act if the PCAOB determines that it cannot inspect or investigate completely our auditor, and as a result our securities may be delisted. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future which would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong, the PCAOB Board will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCA Act.

We are a holding company and our ability to pay dividends is primarily dependent upon the earnings of, and distributions by, our Hong Kong subsidiary.

The Class A Shares offered are those of the Company, a business company incorporated under the laws of the BVI with limited liability. The majority of our business operations are conducted through our subsidiary and hence, our revenue and profit are substantially contributed by our Hong Kong subsidiary. On March 31, 2023, KMT paid a dividend of HK$1,500,000 (equivalent to approximately US$191,352) to Kwok Yiu Keung and Kwok Yiu Fai, the Controlling Shareholders. We may consider paying further dividends in the near future. See “Dividend Policy.”

Our ability to pay dividends to our shareholders is primarily dependent upon the earnings of our Hong Kong subsidiary and its distribution of funds to us, primarily in the form of dividends. The ability of our Hong Kong subsidiary to make distributions to us depends upon, among others, their distributable earnings. The amounts of distributions that any of the Company’s subsidiary declared and made in the past are not indicative of the dividends that we may pay in the future. There is no assurance that we will be able to declare or distribute any dividend in the future.

A downturn in the Hong Kong or global economy, or a change in economic and political policies of the PRC, could materially and adversely affect our Hong Kong operating subsidiary’s business and financial condition.

Our Hong Kong operating subsidiary’s business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on our Hong Kong operating subsidiary.

Economic conditions in Hong Kong and China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect our current customers’ and potential customers’ businesses, and have a negative impact on our Hong Kong operating subsidiary’s business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Substantially all of our operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Shares. The enforcement of laws and that rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence our operating subsidiary’s operations at any time, or may exert more control over securities offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in our operating subsidiary’s operations and/or the value of the Class A Shares.

Our operations are primarily located in Hong Kong so we are subject to the laws, regulations and policies of the Hong Kong government as well as the influence of the PRC government. However, our ability to operate in Hong Kong may be adversely affected by changes in its laws and regulations. As at the date of this Annual Report, our current clientele is based in Hong Kong, but we may in the future have clients that are Hong Kong-based public or private entities that may have shareholders or directors who are PRC individuals or entities, certain of whom may be materially adversely affected by changes in relevant laws and regulations. As such, our business operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry. As of the date of this Annual Report, we do not expect to be materially affected by recent statements by the PRC government indicating an intent to exert more oversight and control over securities offerings that are conducted overseas and/or foreign investment in China-based issuers. However, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. The PRC government may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the Chinese government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and may be inconsistent with our current policies and practices. New laws, regulations and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may delay or impede our development. This may result in negative publicity or increase our operating costs; require significant management time and attention; and/or subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. These regulatory actions and statements emphasize the need to strengthen the administration over illegal securities activities and the supervision of China-based companies seeking overseas listings. Additionally, companies are required to undergo a cybersecurity review if they hold large amounts of data related to issues of national security, economic development or public interest before carrying out mergers, restructuring or splits that affect or may affect national security. These statements were recently issued and their official guidance and interpretation remain unclear at this time. While we believe that our Hong Kong operating subsidiary’s operations are not currently being affected, they may be subject to additional and stricter compliance requirements in the near term. Compliance with new regulatory requirements or any future implementation rules may present a range of new challenges which may create uncertainties and increase our Hong Kong operating subsidiary’s cost of operations.

The Chinese government may intervene or influence our Hong Kong operating subsidiary’s operations at any time and may exert more control over offerings conducted overseas and foreign investment in Hong Kong-based issuers. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC could significantly limit or completely hinder our ability to continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. Any legal or regulatory changes that restrict or otherwise unfavorably impact our Hong Kong operating subsidiary’s ability to conduct their business could decrease demand for their services, reduce revenues, increase costs, require them to obtain more licenses, permits, approvals or certificates, or subject them to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition and results of operations could be adversely affected, and the value of our Class A Shares could decrease or become worthless.

It may be difficult for overseas and/or regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong.

Shareholder claims or regulatory investigations that are common in the U.S. generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the U.S. may not be efficient in the absence of mutual and practicable cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within mainland China. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within mainland China may further increase difficulties faced by you in protecting your interests.

In the event that U.S. regulators carry out an investigation on us and there is a need to conduct such investigation, or collect evidence in mainland China, U.S. regulators may not be able to carry out such investigation or evidence collection directly in mainland China under the PRC laws. U.S. regulators may, in the future, consider cross-border cooperation with a securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC.

All our operations are currently conducted in Hong Kong. Hong Kong has a legal system separate and apart from mainland China. Our Hong Kong counsel has advised us that the Securities and Futures Commission of Hong Kong (the “SFC”) is a signatory to the International Organization of Securities Commissions Multilateral Memorandum of Understanding (the “MMOU”), which provides for mutual investigatory and other assistance and exchange of information between securities regulators around the world, including the SEC. This is also reflected in section 186 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) which empowers the SFC to exercise its investigatory powers to obtain information and documents requested by non-Hong Kong regulators, and section 378 of the SFO which allows the SFC to share confidential information and documents in its possession with such regulators. However, there is no assurance that such cooperation will be maintained, or if it is, whether it will adequately address any efforts to investigate or collect evidence to the extent that may be sought by U.S. regulators.

Although we are based in Hong Kong, if we should become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the allegations, which could harm our Hong Kong operating subsidiary’s business operations and our reputation, and could result in a loss of your investment in our Class A Shares if such allegations cannot be addressed and resolved favorably.

During the last several years, U.S. listed public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of this scrutiny, the publicly traded stock of many U.S.-listed Chinese companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

Although we are based in Hong Kong, if we should become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time-consuming and likely would distract our management from our normal business and could result in our reputation being harmed. The price of our Class A Shares could decline because of such allegations, even if the allegations are false.

Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements.

Currently, Hong Kong has a separate legal system from mainland China, and it has its legislative framework and judiciary independent of that of the PRC government. Nonetheless, the recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, may lead to additional regulatory review in China over our financing and capital raising activities in the U.S. In addition, we may be subject to industry-wide regulations that may be adopted by the relevant PRC authorities, which may have the effect of limiting our service offerings, restricting the scope of our operations in Hong Kong, or causing the suspension or termination of our business operations in Hong Kong entirely. We may have to adjust, modify, or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost efficient, or liability-free manner or at all.

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with PRC-based operating companies (including Hong Kong) before their registration statements will be declared effective. On August 1, 2021, the CSRC issued a statement saying that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of such companies and the recent regulatory development in China, and that both countries should strengthen communications on regulating China-related issuers. Since we mainly operate in Hong Kong, we cannot guarantee that we will not be subject to tightened regulatory review and we could be exposed to government interference from China.

There are political risks associated with conducting business in Hong Kong.

Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and adversely affect the business operations of the Company. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law of the Hong Kong Special Administrative Region of the PRC, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent developments, including the Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated the U.S. no longer considers Hong Kong to have significant autonomy from China and at the time President Trump signed an executive order and Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The U.S. may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, China and Hong Kong, which could potentially harm our business.

The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that are targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If a competent authority determines that we are in violation of the Hong Kong National Security Law or the HKAA, our business operations could be materially and adversely affected.

We may become subject to a variety of PRC laws and other regulations regarding data security or securities offerings that are conducted overseas and/or other foreign investment in China-based issuers, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to continue to offer Class A Shares to investors and cause the value of our Class A Shares to significantly decline or be worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on certain activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law”, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review; any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

As at the date of this Annual Report, our clientele is based in Hong Kong. Nonetheless, we may in the future have clients that are Hong Kong-based public or private entities that may have shareholders or directors who are PRC individuals, or PRC individuals or entities. Accordingly, we may collect and store certain data (including certain personal information) concerning such clients in connection with our business and operations and for “Know Your Customers,” or KYC, purposes. However, as advised by our PRC counsel, given that (i) our operations are solely located in Hong Kong; (ii) we currently have no clients that are PRC entities, or individuals and therefore do not possess personal information of PRC users; (iii) we have not been identified as an operator of critical information infrastructure in mainland China, nor has engaged in data processing activities as online platform operator that affect or may affect the national security of PRC; (iv) we have not been engaged in data (including personal information) processing activities (including the collection, storage, use, processing, transmission, provision and disclosure of data from mainland China), we currently are not subject to the cybersecurity review nor prior approval of the CAC.

Having said that, these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of KMT, its abilities to accept foreign investments and the listing of our Class A Shares on a U.S. or other foreign exchanges. There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Draft Overseas Listing Regulations are adopted into law in the future and becomes applicable to KMT, if KMT is deemed to be an “Operator” that are required to file for cybersecurity review before listing in the U.S., or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law becomes applicable to KMT, the business operations of KMT and the listing of our Class A Shares in the U.S. could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If KMT becomes subject to the CAC or CSRC review, we cannot assure you that KMT will be able to comply with the regulatory requirements in all respects and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, KMT may become subject to fines and other penalties which may have a material adverse effect on our business, operations and financial condition and may hinder our ability to continue to offer Class A Shares to investors and cause the value of our Class A Shares to significantly decline or be worthless.

PRC government recently initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

On February 17, 2023, with the approval of the State Council, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, (i) domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of IPOs or listing applications. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (ii) if the issuer meets both of the following criteria, the overseas offering and listing conducted by such issuer shall be deemed an indirect overseas offering and listing by a PRC domestic company: (A) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited CFS for the most recent fiscal year were derived from PRC domestic companies; and (B) the majority of the issuer’s business activities are carried out in mainland China, or its main place(s) of business are located in mainland China, or the majority of its senior management team in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. In such circumstances, where a PRC domestic company is seeking an indirect overseas offering and listing in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for an IPO or listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted. As advised by our PRC counsel, given that (i) we do not have any business operations within the PRC; and (ii) we are not regarded as a Chinese domestic enterprise and do not meet any of the conditions stipulated by the Trial Measures, we are not subject to CSRC filing requirement.

If the Chinese government chooses to exert more oversight and control over securities offerings that are conducted overseas and/or foreign investment in China-based issuers, such action may significantly limit or completely hinder our ability to continue to offer Class A Shares to investors and cause the value of our Class A Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the Chinese government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations, have indicated an intent to exert more oversight and control over securities offerings that are conducted overseas and/or foreign investments in China-based issuers. It is uncertain whether the Chinese government will adopt additional requirements or extend the existing requirements to apply to the Company.  Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC could significantly limit or completely hinder our ability to continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. Further, if we were to become subject to PRC laws and/or authorities we could incur material costs to ensure compliance and experience devaluation of our Class A Shares or our Class A Shares may be prohibited from trading or may be delisted.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Class A Shares.

Our business is conducted in Hong Kong through our operating subsidiary, namely KMT. Our books and records are reported in Hong Kong dollars, which is the currency of Hong Kong. However, the financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in U.S. dollars. The value of the Hong Kong dollar against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the U.S. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue, and financial condition.

We cannot assure you that the current policy of the pegging of Hong Kong dollars to U.S. dollars will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

The enforcement of laws and rules and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties that could limit the availability of legal protections, which could result in a material change in our operations and/or the value of our Class A Shares.

Hong Kong is a special administrative region of the PRC. Following British colonial rule from 1842 to1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong special administrative region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. The laws previously in force in Hong Kong, that is, the common law, rules of equity, ordinances, subordinate legislation and customary law are maintained. Hong Kong has enjoyed the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system and parliamentary system. Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition.

Hong Kong continues using the English common law system. On July 14, 2020, the U.S. signed an executive order to end the special status enjoyed by Hong Kong post-1997. In addition, if the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, it could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the U.S. or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this Annual Report based on Hong Kong laws.

Currently, all of our operations are conducted in Hong Kong and all of our assets are located outside the U.S. A majority of our directors and officers are Hong Kong nationals or residents and a substantial portion of their assets are located outside the U.S. in Hong Kong. As such, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the Annual Report. While judgments entered in the U.S. can be enforced in Hong Kong under common law, if you want to enforce a U.S. judgment in Hong Kong, it must be a final judgment, conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not involving taxes, fines, penalties or similar charges. Further, the proceedings in which the judgment was obtained cannot be contrary to natural justice, and the enforcement of the judgment cannot be contrary to Hong Kong public policy. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. In addition, should the PRC choose to exercise regulatory control over Hong Kong or otherwise impose PRC laws over Hong Kong, the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the BVI and many other countries and regions. Therefore, recognition and enforcement in the PRC of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. For more information regarding the relevant laws of the BVI and Hong Kong, see “Enforceability of Civil Liabilities.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a BVI business company and substantially all of our assets are located outside of the U.S. In addition, all of our current directors and officers are nationals and residents of countries other than the U.S. Substantially all of the assets of these persons are located outside the U.S. and primarily in Hong Kong, where each of our directors are located. CLKW Lawyers LLP, our counsel as to Hong Kong law, is of the opinion of there is currently no arrangement providing for the reciprocal enforcement of judgements between Hong Kong and the U.S., as such judgments of U.S. courts will not be directly enforced in Hong Kong. There is uncertainty as to whether the courts of Hong Kong would: (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S.; or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S. As a result, it may be difficult for a shareholder to effect service of process within the U.S. upon these persons or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S. Even if you are successful in bringing an action of this kind, the laws of the BVI may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the BVI, see “Enforceability of Civil Liabilities.” As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the U.S.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, where our operation is located.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and they could have a material adverse effect on us and our customers, our service providers, and our other partners. International trade disputes could result in tariffs and other protectionist measures that may materially and adversely affect our business.

Tariffs could increase the cost of the services and products, which could affect customers’ investment decisions. In addition, political uncertainty surrounding international trade disputes and the potential of their escalation to trade war and global recession could have a negative effect on customer confidence, which could materially and adversely affect our business. We also may have access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the U.S. or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our clients, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the company

KTech was incorporated in the BVI on December 2, 2024 and is a holding company with no material operations.

Prior to the incorporation of the Company, our principal operations were carried out through KMT. KMT was wholly owned by our Controlling Shareholders being Mr. Kwok Yiu Fai, Mr. Kwok Yiu Keung and Mr. Kwok Yiu Wah.

On December 2, 2024, K-Tech Solutions Company Limited was incorporated under the laws of the BVI, and was authorized to issue a maximum of 500,000,000 ordinary shares of a single class with par value of US$0.0001 per share. A total of 30,000 ordinary shares were issued and allotted to Mr. Kwok Yiu Fai, Mr. Kwok Yiu Keung and Mr. Kwok Yiu Wah. On December 20, 2024, as part of the reorganization in contemplation of the IPO, we completed a share swap transaction, pursuant to which KTech acquired all the issued shares of KMT from Mr. Kwok Yiu Fai, Mr. Kwok Yiu Keung and Mr. Kwok Yiu Wah by way of allotting and issuing an aggregate of 19,470,000 ordinary shares to them. As of the date of this Annual Report, KMT, our Hong Kong operating subsidiary, are wholly-owned, directly by the Company. As a result, the Company total issued 19,500,000 ordinary shares to them.

On December 30, 2024, our Controlling Shareholders sold a total of 3,000,000 ordinary shares to five corporations, all of whom have no affiliation with us.

On May 15, 2025, the Company passed a written resolution to re-designate and re-classify its existing authorized ordinary shares. Prior to the re-classification exercise, the Company is authorized to issue a maximum of 500,000,000 ordinary shares of a single class with a par value of US$0.0001 each. Subsequent to the re-classification exercise, the Company’s authorized shares were 500,000,000 ordinary shares with a par value of US$0.0001 each comprising (a) 495,500,000 Class A Shares with a par value of US$0.0001 each; and (b) 4,500,000 Class B Shares with a par value US$0.0001 each.

On May 16, 2025, the Company had 15,000,000 Class A Shares and 4,500,000 Class B Shares, issued and outstanding, respectively (the “Re-designation”). Holders of Class A Shares and Class B Shares vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company and have the same rights except each Class A Share is entitled to one (1) vote and each Class B Share is entitled to ten (10) votes. All such Class B Shares are held by our Controlling Shareholders.

As at the date of this Annual Report, the ownership of our subsidiary is as follows:

Name	Background	Ownership
KMT	Incorporated on November 4, 2016 as a private company limited by shares under the laws of Hong Kong. As part of the Reorganization, on December 20, 2024, the Company as purchaser, and Mr. Kwok Yiu Fai, Mr. Kwok Yiu Keung and Mr. Kwok Yiu Wah, as sellers, entered into a sale and purchase agreement, pursuant to which the Company acquired the entire share capital of KMT.	100% owned by the Company

The Company was incorporated as a business company in the BVI on December 2, 2024. We first began operations in 2016 through its operating subsidiary, KMT.

On July 17, 2025, the Company closed its IPO of 1,600,000 Class A Shares for gross proceeds of approximately $4.49 million. The offering shares were priced at $4.00 per share

As at the date of this Annual Report, 12,000,000 Class A Shares and 4,500,000 Class B Shares issued were legally and beneficially owned by our Controlling Shareholders, and 3,000,000 Class A Shares were legally and beneficially owned by five corporations, all of whom have no affiliation with us. Our Controlling Shareholders holds 91.9% of the voting power immediately after the IPO. Because more than 50% of the voting power of the Company is held by our Controlling Shareholders after the completion of the IPO, we are a controlled company under the Nasdaq Capital Market corporate governance rules. See “Risk Factors — Risks Related to Our Ordinary Shares.”

At each general meeting, each Class A shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one (1) vote for each Class A Share which such shareholder holds and each Class B shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have ten (10) votes for each Class B Share which such shareholder holds. There are no prohibitions to cumulative voting under the laws of the BVI, but our Articles of Association do not provide for cumulative voting.

The following diagram illustrates our corporate structure as of the date of this Annual Report:

Other information

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and state the address of that site (http:// www.sec.gov). The Company maintains an internet address at https://www.k-mark.tech/.

B. Business Overview

We are principally engaged in the design, development, testing and sale of a diverse portfolio of toy products ranging from simple plastic toy products to more complex electromechanical toy products. Our solution services span across the entire development stage of toy products from design, prototype testing, production management, quality control to after-sales services. We specialize in the development of infant and pre-school educational toys and learning kits.

Our Services

We started our operation in 2016 and have developed relationships with our customers mainly located in European and North American countries which possess renowned brands and intellectual properties in toy products. We have strong capability in product innovation, design and project management which allow us to provide product development solution to transform conceptual design into prototypes and further into commercialization of toy products.

We have developed a nimble and low-fixed cost business model whereby our products are mostly manufactured and supplied by Fully Starise which represents approximately 85% of our cost of goods sold. Fully Starise is an independent third party supplier that operates a factory in the PRC. We consider Fully Starise a reliable partner and strong back up of production capability to us whereby we have entered into long term supply agreement with Fully Starise to secure stable and quality supply of toy products. Meanwhile, we are also currently exploring Vietnam and/or other Southeast Asian countries for potential locations for manufacturing operations. We plan to set up our own factory and manufacturing operations primarily to assemble components that we purchase from other companies. Although we plan to commence manufacturing operations, we cannot assure you that we will be able to materialize such plan and operations.

COMPETITION

The Hong Kong toy industry is fragmented with large number of players mainly categorized into three roles namely OBM, OEM and ODM. Our Group, as a toy development solution provider serving customers that process renowned brands and intellectual properties in toy products, is competing with other OEM and ODM across the globe which are similar to us in terms of product range, supplier management, pricing, sales network coverage and quality of products. The toy market is influenced by a combination of consumer preferences, regulatory changes, technological advancements, and market dynamics. To succeed, toy exporters must remain adaptable and responsive to these drivers, focusing on innovation, safety, sustainability, and fostering strong relationships within the supply chain. With the highly fragmented market, we may face increasing number of competitors in our target markets and these competitors may have stronger financial resources, lower pricing and better business reputation than we do.

Despite fierce competition, we believe that we are able to stay competitive through our strong innovation and design capabilities, established customer base and solid back up of production facilities of our suppliers. We believe we possess competitive advantages over our competitors.

OPERATION

The diagram below set forth the typical workflow of our services:

The operation typically involves the following major steps:

Business identification. We identify business opportunities either by direct approach from recurring customers/new customers, or with our sales consultants solicit potential customers in trade show.

Project assessment. Our customers generally approach us with information on product specification for us to prepare our fee quotation. Based on the product specifications and other requirements from our clients, we perform technical assessment and preliminarily analyze the specifications and requirements of the projects and commence preliminary work such as preparing three-dimensional designs, formulating the relevant hardware and/or software to be procured, as well as suppliers to be lined up. Based on the result of the assessment, after considering design cost, production cost, inspection cost and testing charges, we calculate the unit cost of the product and prepare the total fee package to the clients.

Design stage.

During the design phase, our design team adopts a thorough and systematic approach to ensure the successful creation of high-quality toy products. We initiate this process by meticulously analyzing product requirements. This involves collecting detailed insights through in-depth discussions with clients to capture their vision, target demographic, and specific needs. Concurrently, we conduct a comprehensive market research data analysis to pinpoint consumer preferences and prevailing trends, ensuring our designs are relevant and competitive.

In the subsequent phase, we generate designs precisely aligned with the client’s specifications. This stage emphasizes the toy’s aesthetic aspects, where we explore varied color schemes, geometric forms, and textures to bolster visual appeal. Additionally, we delve into the product’s functional attributes, embedding educational, safety, and interactive features that comply with client aspirations and regulatory standards. This integrated approach guarantees that our toys are visually striking, interactive, and safe for children.

We utilize advanced design software to effectively convey our concepts to produce three-dimensional (3D) representations. This capability allows us to generate accurate visuals of the toys, facilitating a better understanding of the envisioned end product for our clients. These 3D models will enable us to refine proportions and functionality before prototyping.

Throughout the design process, we emphasize robust communication with our clients, as collaboration is critical to our success. We schedule regular project meetings to address various design facets, including obtaining feedback on the 3D models, implementing client suggestions, and collaboratively devising solutions to emerging challenges.

In these discussions, we also focus on material specifications. Our team diligently selects materials that meet safety standards, optimum durability, and playability. Factors such as texture, weight, and environmental sustainability are carefully considered to ensure our choices align with client expectations and market criteria.

As we delineate the implementation pathway, we develop a structured timeline encompassing each project phase, from initial design inception to final production. This roadmap helps maintain project momentum and allows us to pinpoint critical milestones.

Finally, we proactively address any significant challenges identified during the design phase. By discussing potential roadblocks — such as manufacturing limitations or material sourcing issues — we can formulate strategic solutions to mitigate risks, facilitating a seamless production transition. We aim to nurture an environment centred on open communication and effective problem-solving, ultimately delivering a product that meets and exceeds client expectations.

Prototype testing. Prototypes are built to test the feasibility of commercializing product designs. Our engineering team then performs product testing, including the electronic and mechanical engineering of the prototype, to make sure that the product design can deliver the desired performance, and procures molds for trial production and for later mass production.

Production management and quality assurance. Our production team is responsible for managing the mass production of the final product. We maintain a roster of suppliers for hardware, such as casing and mechanical parts, and assembly services, as well as solution houses for software system and relevant electronic components. Our quality assurance team implements quality control measures to ensure that the final product is up to the required quality standard and comply with the specific requirements of our customer.

Supply chain management and after-sale support. Our supply chain management team is responsible for the warehousing and shipping of the products to ensure timely and certain delivery of the order to the designated recipients. After the delivery of products, there is generally 12 months of product warranty period. During this period, we are required to make good on any defect in the products we supply and recall the defective products at our own costs. If our clients encounter any problems with our solutions offered, they can contact us at our hotline and our engineers/technicians will answer their questions.

CREDIT MANAGEMENT

Credit terms to customers

We assess the credit risk of new customers by conducting online searches, credit checks with industry peers, and site visit. For existing customers, we conduct an annual credit evaluation to review their credit limits and terms, taking into account (i) their repayment history; (ii) historical transaction amount; and (iii) future economic conditions.

Our credit terms to customers range from 0 days to 60 days. We also accept bill receivables which generally have maturity period ranging from 1 to 2 months.

The average trade receivable turnover days are 27.21 and 26.11 days for the years ended March 31, 2025 and 2024, respectively. It is calculated based on the average trade receivables balance divided by the sales revenue, and multiplied by 365 days.

QUALITY MANAGEMENT

Our project manager will ensure the quality of our products. We have technical staff who has been certified as Electrical Engineering. Once a project has commenced, our project managers will monitor the progress of the project in all respects to ensure that it satisfies our customers’ requirements and that the products can be delivered to our clients within the agreed timeframe. Our technical staff will have regular meetings with our project managers to report production progress and whenever issues or problems arise, they will report immediately to the project managers.

SEASONALITY

We believe that there is a seasonal pattern in the spending behavior of customers, in particular overseas customers. Our shipment peak season takes place between June and August of each year in which we achieve significant higher sales than other months to meet the Christmas and New Year holiday seasons. We would increase our inventory level in order to get prepared for our shipment peak season.

 CUSTOMERS

For the years ended March 31, 2025 and 2024, we had the following customers that accounted for more than 10% of our revenue:

	For the year ended March 31,
	2025		2024
	Amount US$	%	Amount US$	%
Major customers representing more than 10% of the Company’s revenues
Customer A	4,776,653	27,72	3,730,157	21.78
Customer B	2,441,521	14.17	3,912,105	22.85
Customer C	4,020,851	23.34	3,737,092	21.82
Customer D	2,607,950	15.14	1,024,158	5.98
Total	13,846,975	80.37	12,403,512	72.43

Our customers are mainly located in North America and Europe which are brand owners of toy products. The table below set forth the breakdown of revenue by geographic market for the years ended March 31, 2025 and 2024:

	For the year ended March 31,
	2025	2024
	US$	US$
United States of America	12,810,726	12,389,864
United Kingdom	1,517,635	953,375
Europe	4,284,173	3,780,278
Others	—	261
	18,612,534	17,123,778

SUPPLIERS

We currently do not have our own production base and all of the products are manufactured by third parties contract manufacturers. We purchase toy products from our suppliers on project basis where we carry out careful budgeting based on the product specifications given by our customers, negotiate the unit cost of products with our suppliers before making a cost-plus quotation to customers. Our suppliers mainly consisted of toys manufacturers.

For the years ended March 31, 2025 and 2024, we had the following suppliers that accounted for more than 10% of our cost of service:

	For the year ended March 31,
	2025		2024
	Amount US$	%	Amount US$	%
Major suppliers representing more than 10% of the Company’s cost of service
Supplier A	13,794,711	85.34	12,691,607	84.90
Total	13,794,711	85.34	12,691,607	84.90

Long term supply agreement

On January 1, 2025, we have entered into long term supply agreement with Fully Starise, which is an independent third party supplier to manufacture our products. Salient terms of the supply agreement are set out as below:

—	Fully Starise agreed to provide us with quality products and services in a timely manner and to adhere to the requirements of drawings or other technical or quality documents, confirmed by both parties;

—	Fully Starise shall ensure the product provided does not bring any negative effect on the Group’s sales activities and Fully Starise shall be liable for all compensations in case of any damage to the toy products due to its fault.

—	Intellectual property of product design, drawing, sample, standard or format design, etc., provided by the Group shall belong to the Group, and Fully Starise may not use it for purposes other than the production of our toy products.

—	Fully Starise shall not provide other companies with any toy product of the same type or brand as those provided to us.

The supply agreement has an initial term of four years unless terminated by either party by serving written notice prior to the expiration of the initial term.

Employees

We had 15 and 14 employees of the Company, all based in Hong Kong as at March 31, 2024 and 2023, respectively. Below is a breakdown of our employees by functions as at March 31, 2025:

As at March 31, 2025
Management	2
Design and engineering	6
Production management and quality control	1
Sales and marketing	4
Administration	6
Total	19

In general, we maintain a good working relationship with our employees and we have not experienced any material labor disputes. We value our employees and insurance agents the most and are constantly encouraging innovation, efficiency, and teamwork at the Company.

OFFICE

Our principal executive office is located in Hong Kong, whereas leased an office space from an independent third party with an aggregate area of approximately 550 square feet, with a lease term from April 1, 2023 to March 31, 2025, at a monthly rent of HK$10,000 (approximately US$1,278).

INSURANCE

Under section 40 of the Employees’ Compensation Ordinance, all employers, are required to take out insurance policies to cover their liabilities in respect of injuries of all employees, including full-time and part-time, from accidents arising out of an in the course of employment. Where principal contractor has undertaken to perform any construction works, it may take out an insurance policy for an amount per event to cover is liability and that of its subcontractors under the Employees’ Compensation Ordinance and at common law. An employer who fails to secure and insurance cover shall be liable on conviction to a fine of HK$100,000 (approximately US$12,781) and to imprisonment for 2 years.

Pursuant to our contracts, our customers shall affect insurance as a specified in the contracts such as all risks insurance and employees’ compensation insurance covering the works undertaken by us. On the other hand, we shall indemnify our customers against all liabilities for bodily injury, damage to property or other loss which may arise us of or in consequence of the execution, completion or maintenance of our works unless the aforementioned liabilities or claims are caused solely by the wrongful acts or omissions of our customers. As confirmed by our Directors, during the Track Record Period, we were not involved in any material claim by our customers for indemnity.

LEGAL PROCEEDINGS

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract, and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

 REGULATIONS

Below sets forth a summary of the most significant rules and regulations that affect our business in Hong Kong.

Laws and Regulations related in our business operation in Hong Kong

Business Registration

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every entity which carries on a business in Hong Kong to apply for business registration and to display the valid business registration certificate at the place of business. Any person who fails to apply for business registration or display a valid business registration certificate at the place of business shall be guilty of an offence and shall be liable to a fine of HK$5,000 (approximately US$639) and imprisonment for one year.

Taxation

The Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (the “IRO”) regulates taxes on property, earnings and profits in Hong Kong. The IRO provides that every person including corporations, partnerships, trustees and bodies of persons, carrying on any trade, profession or business in Hong Kong are liable for tax on all profits (excluding profits arising from the sale of capital assets) arising in or derived from Hong Kong from such trade, profession or business. As at the date of this Annual Report, the standard profits tax rate for corporations is at 8.25% on assessable profits up to HK$2,000,000 (approximately US$255,630) and 16.5% on any part of assessable profits over HK$2,000,000 (approximately US$256,410). The IRO also contains provisions relating to, among others, permissible deductions for outgoings and expenses, set-offs for losses and allowances for depreciations.

Employment

Employment Ordinance

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (the “EO”) provides for, among other things, the basic employment protection of wages to all employees to regulate the general conditions of employment and for matters connected therewith.

The EO provides that (i) wages shall become due on the expiry of the last day of the wage period and shall be paid as soon as is practicable but in any case not later than seven days thereafter; (ii) wages of an employee on completion of his contract of employment and any other sum payable in respect of his contract shall be due to him on the day of the completion of the contract and shall be paid as soon as is practicable but in any case not later than seven days thereafter; and (iii) where a contract of employment is terminated, any sum due to the employee shall be paid to him as soon as is practicable and in any case not later than seven days after the day of termination. Under the Employment Ordinance, any employer who willfully and without reasonable excuse fails to pay the said sum due to the employee within seven days after the day of termination, commits an offence and is liable to a fine of HK$350,000 (approximately US$44,733) and to imprisonment for three years.

Further, the EO provides that if any wages or any sum earned by the employee for work done over the period commencing on the expiry of his wage period next preceding the time of termination up to that time are not paid within seven days from the day on which they become due, the employer shall pay interest at a specified rate on the outstanding amount of wages or sum from the date on which such wages or sum become due up to the date of actual payment. Any employer who willfully and without reasonable excuse fails to pay such interest, commits an offence and is liable on conviction to a fine of HK$10,000 (approximately US$1,278).

Mandatory Provident Fund Schemes Ordinance

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (the “MPFSO”) provides that every employer must take all practicable steps to ensure that each employee is covered under a Mandatory Provident Fund (MPF) scheme. An employer who fails to comply with such a requirement may face a fine and imprisonment. The MPFSO provides that an employer must, for each contribution period, (a) from the employer’s own funds, contribute to the relevant MPF scheme the amount determined in accordance with the MPFSO; and (b) deduct from the employee’s relevant income for that period as a contribution by the employee to that scheme the amount determined in accordance with the MPFSO.

The amount to be contributed and/or deducted by an employer for a contribution period is in the case of a casual employee who is a member of an industry scheme, an amount determined by reference to a scale specified in an order made in accordance with the MPFSO.

Employees’ Compensation Ordinance

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (the “ECO”) establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees respectively in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases.

Under the ECO, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is generally liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, an employee who suffers incapacity arising from an occupational disease or dies from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents.

Under the ECO, an employer must notify the Commissioner for Labour of any work accident by submitting the prescribed form (within fourteen days after the accident for general work accidents and within seven days after the accident for fatal accidents), irrespective of whether the accident gives rise to any liability to pay compensation. If the happening of such accident was not brought to the notice of the employer or did not otherwise come to his knowledge within such period of seven or fourteen days (as the case may be), then such notice shall be given not later than seven days or, as may be appropriate, fourteen days after the happening of the accident was first brought to the notice of the employer or otherwise came to his knowledge.

The ECO further provides that all employers are required to take out insurance policies to cover their liabilities under the ECO and common law for injuries at workplace for all of their employees. An employer failing to do so is liable on conviction upon indictment to a fine of HK$100,000 (approximately US$12,781) and to imprisonment for two years, and on summary conviction to a fine of HK$100,000 (approximately US$12,781) and imprisonment for one year.

Minimum Wage Ordinance

The prescribed minimum hourly wage rate (currently set at HK$42.1 (approximately US$5.4) per hour) for every employee is govern by the Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (the “MWO”). Section 15 of the MWO provides that any provision of employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee under the MWO is void.

Independent contractors

Under the Hong Kong laws, a worker may be categorized as either an independent contractor or an employee. There are several important factors to distinguish an employee from an independent contractor, among others, (i) control over work procedures, working time and method; (ii) ownership and provision of work equipment, tools and materials; and (iii) whether the person is free to hire helpers to assist in the work. A company is generally not liable to take up employer’s obligations under the EO, the ECO, the MWO and the MPFSO in respect of its independent contractors.

Personal Data (Privacy) Ordinance

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”) protects the privacy interests of living individuals in relation to personal data. The ordinance covers any automated and non-automated data relating directly or indirectly to a living individual and applies to both public and private bodies as data users that control the collection, holding, processing or use of personal data. There are six principles under the PDPO, which set out the principles in respect of the purpose and manner of collection of data, the accuracy and duration of retention of data, the use of personal data, the security of personal data, the information to be generally available and the access to personal data. In general, the personal data shall be lawfully and fairly collected and steps should be taken to ensure that the data subject is explicitly or implicitly informed on or before collecting the data. Personal data should also be accurate, up-to-date and kept no longer than necessary while unless with the consent from the data subjects, personal data should be used for the purposes for which they were collected or a directly related purpose. The Office of the Privacy Commissioner for Personal Data is the governing body to promote, administer and oversee the enforcement of the PDPO. It has the power to carry out inspections of any personal data systems, to receive complaints from individuals and to investigate data users in respect of the complaints filed.

Regulations Related to the British Virgin Islands

Regulations related to the British Virgin Islands Data Protection Act, 2021

The Data Protection Act, 2021 (the “BVI DPA”) came into force in the BVI on July 9, 2021. The DPA establishes a framework of rights and duties designed to safeguard individuals’ personal data, balanced against the need of public authorities, businesses and organizations to collect and use personal data for lawful purposes. The BVI DPA is centered around seven data protection principles (the General Principle, the Notice and Choice Principle, the Disclosure Principle, the Security Principle, the Retention Principle, the Data Integrity Principle and the Access Principle) which require among other things that:

●	personal data must not be processed without consent unless specific conditions are met and must not be transferred outside the BVI, unless there is proof of adequate data protection safeguards or consent from the data subject;

●	where consent has been given to processing of personal data, the data subject may at any time withdraw his or her consent;

●	a data controller must inform a data subject of specific matters, for instance the purposes for which it is being collected and further processed;

●	personal data must not be disclosed for any purpose other than the purpose for which it was to be disclosed at the time of collection or a purpose directly related thereto or to any party other than a third party of a class previously notified to the data subject;

●	a data controller shall, when processing personal data, take practical steps to protect personal data from loss, misuse, modification, unauthorized or accidental access or disclosure, alteration or destruction;

●	personal data must not be kept for longer than is necessary for the purpose;

●	personal data must be accurate, complete, not misleading and kept up to date; and

●	a data subject must be given access to his or her own personal data and be able to correct that data where it is inaccurate, incomplete, misleading or not up to date, except where a request for such access or correction is refused under the BVI DPA.

The BVI DPA imposes specific obligations on data controllers, including the duty to (i) apply the data protection principles; and (ii) respond in a timely fashion to requests from data subjects in relation to their personal data.

The Information Commissioner is the regulator responsible for the proper functioning and enforcement of the BVI DPA. Offences under the BVI DPA include:

●	processing sensitive personal data in contravention of the BVI DPA;

●	willfully obstructing the Information Commissioner or an authorized officer in the conduct of his or her duties and functions;

●	willfully disclosing personal information in contravention of the BVI DPA; and

●	collecting, storing or disposing of personal information in a manner that contravenes the BVI DPA.

Offences committed under the BVI DPA may result in fines (up to US$500,000 in certain cases) or imprisonment. Further, a data subject who suffers damage or distress as a result of their data being processed in contravention of the BVI DPA may institute civil proceedings in the BVI courts.

C. Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and affiliated entities, as of the date of this annual report.

D. Property, plants and equipment

See “Item 4. Information on the Company-B. Business Overview-Facilities”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated and combined financial statements and their related notes included in this annual report. This report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information-D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

Overview

We are principally engaged in the design, development, testing and sale of a diverse portfolio of toy products ranging from simple plastic toy products to more complex electromechanical toy products. Our solution services span across the entire development stage of toy products from design, prototype testing, production management, quality control to after-sales services. We specialize in the development of infant and pre-school educational toys and learning kits.

A.	Operating Results

For the years ended March 31, 2025 and 2024, our total revenue was US$18,612,534 and US$17,123,778, respectively. Our gross profit and net income were US$2,448,195 and US$487,957, respectively, for the year ended March 31, 2025, as compared to our gross profit and net income of US$2,174,522 and US$928,529, respectively, for the year ended March 31, 2024.

Key factors affecting operating results

We believe the following key factors may affect our results of operations:

Economic conditions in Hong Kong

Majority of our operations is located in Hong Kong. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in Hong Kong.

Ability to secure new projects and maintain our backlog

We generated the majority of our revenue from projects which are on contract basis and non-recurring in nature. We generally secure our government and non-government projects through tenders and/or quotation. Our future growth and success will then depend on our ability to maintain a stable and sustainable project backlog. Our results of operations will be adversely affected if we are unable to secure sufficient number and sizeable contracts in the future.

Ability to complete our projects with quality on a timely basis

If there is any quality problem in relation to our services or delay in our projects, we may incur liability. Moreover, service standard and works quality are usually one of the considerations in awarding tenders by our customers. Accordingly, if we are unable to maintain our service standards and work quality or unable to complete our projects on a timely basis, our financial performance may be adversely affected due to cost-overruns for catching up scheduled time or reworking for substandard works. In addition, since our revenue recognition is based on measurement of progress by output method of our contract works, any delay in completing our works with appropriate certification will affect our revenue recognized during the same period. Thus, our revenue and results of the operation may be affected if we are unable to complete our scheduled work on time.

The above does not list all the material risk factors that may affect our results of operations. The above-mentioned risks and others are discussed in more detail in the section titled “Risk Factors”

Results of Operations

The following table sets forth a summary of our consolidated and combined results of operations for the periods presented. This information should be read together with our consolidated and combined financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the years ended March 31,
	2025	2024	2023
	US$	US$	US$

Revenue	18,612,534	17,123,778	16,638,743
Cost of revenue	(16,164,339)	(14,949,256)	(15,070,219)
Gross profit	2,448,195	2,174,522	1,568,524

Operating expenses
General and administrative expenses	(1,669,513)	(1,239,981)	(1,263,208)
Selling and distribution expenses	(252,620)	(61,949)	(62,909)
Total operating expenses	(1,922,133)	(1,301,930)	(1,326,117)

Income from operations	526,062	872,592	242,407

Other income, net:
Government subsidies	-	-	40,817
Interest income	91,214	66,403	1,586
Interest expenses	(76,564)	(55,550)	(46,904)
Other miscellaneous income	-	189,731	24,892
Total other income, net	14,650	200,584	20,391

Income before income tax expenses	540,712	1,073,176	262,798
Income tax expenses	(52,755)	(144,647)	(15,327)
Net income	487,957	928,529	247,471

Other comprehensive income (loss)
Foreign currency translation adjustment	24,188	4,378	(3,866)
Total comprehensive income	512,145	932,907	243,605
Basic and diluted earnings per Ordinary Share	0.0263	0.0478	0.0125
Weighted average number of Ordinary Shares outstanding – basic and diluted

Revenue

For the year ended March 31, 2025, the Company’s revenue amounted to approximately US$18.6 million, representing an increase of approximately US$1.5 million (8.7%) as compared with the corresponding year. The increase in revenue was mainly an increase United Kingdom sales from US$953,375 for the year ended March 31, 2024 to US$1,517,635 for the year ended March 31, 2025.

For the year ended March 31, 2024, the Company’s revenue amounted to approximately US$17.1 million, representing an increase of approximately US$0.5 million (2.9%) as compared with the corresponding year. The increase in revenue was mainly an increase in Europe sales from US$688,370 for the year ended March 2023 to approximately US$3,780,278 for the year ended March 31, 2024 and the number of customers from 15 customers for the year ended March 31, 2023 to 20 customers for the year ended March 31, 2024.

Costs of revenue

Our cost of revenue amounted to approximately US$16.2 million, US$14.9 million and US$15.1 million in the years ended March 31, 2025, 2024 and 2023, respectively.

The table below sets forth the breakdown of cost of revenue by service type for the years indicated.

	Year ended March 31,
	2025	2024	2023
	US$	US$	US$
Material – finished goods	15,715,516	14,595,924	14,859,430
Material – tooling	448,823	353,332	210,789
	16,164,339	14,949,256	15,070,219

Gross profit

Our gross profit increased by approximately 12.6% i.e. from approximately US$2.2 million for the year ended March 31, 2024, to approximately US$2.4 million for the year ended March 31, 2025. The gross profit increased mainly due to an increase in revenue.

Our gross profit increased by approximately 38.6% i.e. from approximately US$1.6 million for the year ended March 31, 2023, to approximately US$2.2 million for the year ended March 31, 2024. The gross profit increased mainly due to an increase in revenue.

General and administrative expenses

The following table sets forth the breakdown of our general and administrative expenses for the year ended March 31, 2023, 2024 and 2025:

	For the year ended March 31,
	2025	2024	2023
	US$	US$	US$
Depreciation expense	273,956	115,810	92,639
Payroll expense	462,693	660,933	708,374
Staff welfare	3,105	5,830	7,701
Utilities expenses	9,064	7,090	9,101
Expected credit (reversal) loss	199	(1,609)	3,344
Motor expense	6,158	583	3,609
Sundry expenses	102,584	18,866	13,602
Auditor’s remuneration	493,960	4,921	4,911
Bank charges	17,662	11,339	2,225
Entertainment	135,379	126,034	134,176
Office expense	-	593	1,501
Insurance	15,561	11,406	16,174
Rental, rates and building management expenses	41,976	190,524	186,783
Printing and stationery	2,290	2,365	2,552
Travelling	104,926	85,296	76,516
	1,669,513	1,239,981	1,263,208

Our general and administrative expenses increased by approximately 34.6% i.e. from approximately US$1.24 million for the year ended March 31, 2024 to approximately US$1.67 million for the year ended March 31, 2025.

Our general and administrative expenses decreased by approximately 1.8% i.e. from approximately US$1.26 million for the year ended March 31, 2023 to approximately US$1.24 million for the year ended March 31, 2024.

We expect our overall general and administrative expenses, including salaries and professional and transport, to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations. We expect our professional fees for legal, audit, and advisory services to increase since we become a public company upon the completion of the IPO.

Our general and administrative expenses accounted for approximately 8.97%, 7.24% and 6.79% of our total revenue for the years ended March 31, 2025, 2024 and 2023, respectively. General and administrative expense increased primarily due to Auditor’s remuneration increasing by approximately 9.9 times or US$0.49 million, to approximately US$0.49 million in 2025, compared with US$4,921 in 2024 primarily owing to IPO related external audit fees. General and administrative expenses decreased primarily due to payroll expenses decreasing by approximately 6.7% or US$47,000, to approximately US$0.66 million in 2024, compared with approximately US$0.71 million in 2023.

Other income, net

	For the year ended March 31,
	2025	2024	2023
	US$	US$	US$
Government subsidies	-	-	40,817
Exchange gain (loss)	-	189,731	24,892
Interest income	91,214	66,403	1,586
	91,214	256,134	67,295

Our other income is primarily represented by interest income and exchange gain (loss). Other income decreased by US$164,893, from US$256,134 for the year ended March 31, 2024 to US$91,214 for the year ended March 31, 2025, primarily due to decrease exchange difference during the year ended March 31, 2025. Other income increased by US$188,839, from US$67,295 for the year ended March 31, 2023 to US$256,134 for the year ended March 31, 2024, primarily due to increase exchange difference during the year ended March 31, 2024.

The Government grants represented the anti-epidemic funds received from the Hong Kong government under the Employment Support Scheme granted to companies in the toys industry in 2023 and absence of government grants during the year ended March 31, 2023.

Income Tax Expense

We are not subject to any income tax in the BVI pursuant to the rules and regulations in the BVI, but our subsidiaries are subject to Hong Kong profits tax. Our income tax expense was US$52,755 for the year ended March 31, 2025, decreasing from US$144,647 for the year ended March 31, 2024, due to the lower pre-tax profit base in 2024 and US$144,647 for the year ended March 31, 2024 compared from US$15,327 for the year ended March 31, 2023, due to the higher pre-tax profit base in 2024. The effective tax rate for the years ended March 31, 2025, 2024 and 2023 was 4.9%, 13.5% and 5.8%, respectively.

The change in our effective income tax rate was driven by assessable profit that the tax rate is 16.5% under the two-tiered profits tax regime in which income tax was charged at the rate of 8.25% on the first US$256,410 (equivalent to HKD2 million) profit and at the rate of 16.5% thereafter.

Net Income

As a result of the foregoing, we reported net income of approximately US$0.49 million for the year ended March 31, 2025, representing a decrease of approximately US$0.44 million from net income of approximately US$0.93 million for the year ended March 31, 2024.

As a result of the foregoing, we reported net income of approximately US$0.93 million for the year ended March 31, 2024, representing an increase of approximately US$0.68 million from net income of approximately US$0.25 million for the year ended March 31, 2023.

B. Liquidity and capital resources

Our use of cash was primarily related to operating activities and payment for offering cost in the years ended March 31, 2025, 2024 and 2023. We have historically financed our operations primarily through our cash flow generated from our operations and bank borrowings.

The table below sets forth our cash flows for the years ended March 31, 2025, 2024 and 2023.

	For the year ended March 31,
	2025	2024	2023
Net cash (used in)/generated from operating activities	(1,296,977)	5,440,648	(229,783)
Net cash generated from/(used in) investing activities	91,214	66,403	(89,799)
Net cash generated from/(used in) financing activities	183,081	(2,466,070)	(520,085)
Effect of foreign exchange rate on cash	10,402	7,477	(8,247)
Net change in cash and cash equivalents	(1,012,280)	3,048,458	(847,914)

Cash (used in)/generated from operating activities

Our cash flow from operating activities was principally receipt of payments for our design, development, testing and sales of diverse portfolio of toy products, whereas our outflow from operating activities is principally for materials payable to suppliers, payment of salaries and employee benefits, rental expenses and general and administrative expenses.

Net cash provided by (used in) operating activities reflects our net income adjusted for non-cash items, including non-cash operating lease expense, depreciation, deferred tax expenses, reversal of credit loss, and changes in working capital items including accounts receivable, prepayment and other deposits, accounts payable, accrued expenses and other payables, income taxes payable.

For the year ended March 31, 2025, net cash used in operating activities was approximately US$1.30 million, reflecting a temporary strain on liquidity despite positive net income of approximately US$0.54 million. Operating cash flows benefited from a decrease in accounts receivable of approximately US$0.43 million, driven by improved collection efforts and lower sales volume in the latter part of the year, which reduced outstanding customer balances. Additionally, an increase in accounts payable of approximately US$0.73 million provided a modest source of cash, as the company strategically managed payment terms with suppliers. However, these inflows were outweighed by other working capital needs, resulting in a net cash outflow from operations.

For the year ended March 31, 2024, net cash provided by operating activities was approximately US$5.44 million, reflecting the company’s ability to generate positive cash flow despite working capital fluctuations. Operating cash flows benefited from net income of approximately US$0.93 million, supported by an increase in accounts payable of approximately US$2.0 million, which was primarily driven by extended payment terms with key suppliers to optimize liquidity. Additionally, an increase in amounts due to related parties of approximately US$1.8 million contributed to cash inflows, reflecting higher short-term financing from affiliated entities. However, these positive factors were partially offset by an increase in accounts receivable of approximately US$0.54 million, largely due to higher sales in the latter part of the fiscal year, resulting in a temporary buildup of outstanding customer balances. These working capital movements highlight the company’s focus on managing supplier relationships and leveraging related-party financing while navigating revenue growth.

For the year ended March 31, 2023, net cash used in operating activities was approximately US$0.23 million reflecting a temporary strain on liquidity despite positive net income of approximately US$0.25 million. Operating cash flows benefited from a decrease in accounts receivable of approximately US$0.67 million, driven by improved collection efforts and lower sales volume in the latter part of the year, which reduced outstanding customer balances. Additionally, an increase in accounts payable of approximately US$0.12 million provided a modest source of cash, as the company strategically managed payment terms with suppliers. However, these inflows were outweighed by other working capital needs, resulting in a net cash outflow from operations.

Cash generated from/(used in) investing activities

For the year ended March 31, 2025, cash generated from investing activities was US$91,214. which consisted of interest received of US$91,214. For the year ended March 31, 2024, cash provided by investing activities was US$66,403. Cash provided by interest received US$66,403. For the year ended March 31, 2023, cash used in investing activities was US$89,799. Cash used in purchase of fixed assets of US$91,385.

Cash generated from/(used in) financing activities

For the year ended March 31, 2025, cash used in financing activities amounted to approximately US$0.18 million, which primarily consisted of proceeds from bank borrowing of approximately US$0.6 million followed by principal and interest payments of lease liabilities of approximately US$0.16 million and repayments of bank borrowings with interest of approximately US$0.25 million.

For the year ended March 31, 2024, cash used in financing activities amounted to approximately US$2.5 million, which consisted of proceeds from bank loans of approximately US$0.6 million, repayment of bank borrowing of approximately US$0.2 million, payment of lease liabilities of approximately US$0.2 million, net repayments to related parties of approximately US$2.6 million.

For the year ended March 31, 2023, cash used in financing activities amounted to approximately US$0.5 million, which consisted of repayment of bank borrowing of approximately US$0.2 million, payment of lease liabilities of approximately US$0.1 million and net repayment of related parties of approximately US$0.1 million.

CONSOLIDATED AND COMBINED BALANCE SHEETS

	As of March 31,
	2025	2024
	US$	US$
Assets
Current assets:
Cash and cash equivalents	4,373,256	5,385,536
Accounts receivable, net	1,387,915	1,224,980
Amounts due from related parties	-	12,583
Tax refundable	97,858	-
Prepayments, deposits and other receivable	454,700	27,307
Total current assets	6,313,729	6,650,406

Liabilities
Current liabilities:
Bank loans	184,334	187,288
Accounts payable	1,716,216	987,666
Other payables and accrued liabilities	168,170	8,631
Contract liabilities	430,735	518,441
Amounts due to related parties	450,894	2,478,554
Tax payable	-	136,623
Lease liabilities under finance leases	175,315	110,513
Total current liabilities	3,125,664	4,427,716

Net Current Assets	3,188,065	2,222,690

Accounts receivable, net

Accounts receivable represented receivables from our customers arising from our services. We generally grant our customers a credit period typically ranging from 0 to 60 days, depending on their reputation and transaction history. Our accounts receivable, net increased by 13.3% to US$1.39 million as of March 31, 2025, from US$1.22 million as of March 31, 2024 as a result of extending repayment periods for old customers to maintaining a positive and supportive relationship with the customers.

Amounts due (to)/ from related parties

		As of March 31,
Name of related parties	Relationship	2025	2024
		US$	US$
K-Mark Industrial Limited	Related company with common directors and shareholders	(503)	(1,220,097)
Goldin Enterprise Limited	Related company with common directors and shareholders	-	12,583
Bright Forward Technology Limited	Related company with common directors and shareholders	(446,519)	(1,022,484)
Remarkable Group Holdings Limited	Related company with common directors and shareholders	-	(82,907)
Kwok Yiu Keung	Director and shareholder of the Company	-	(153,066)
		(447,022)	(2,465,971)

	As of March 31,
	2025	2024
	US$	US$
Representing:
Amounts due from related parties	-	12,583
Amounts due to related parties	(447,022)	(2,478,554)
	(447,022)	(2,465,971)

The amounts due from/(to) related parties are unsecured, interest-free and repayable on demand.

Prepayments, deposits and other receivable

Prepayments, deposits and other receivable consisted mainly of utility deposits, prepayment and other receivables. Prepayments, deposits and other receivable increased from US$27,307 as of March 31, 2024 to US$454,700 as of March 31, 2025, mainly due to incurrence in prepayments towards IPO related professional fees.

Dividend paid

There was no dividend declared or paid during the years ended March 31, 2024 and 2025.

Contractual Obligations

The following table summarizes our contractual obligations as of March 31, 2025:

	Payment due by period
	Less than 1 year	1 to 3 years	More than 3 years	Total
Borrowings	184,334	176,122	678,737	1,039,193
Lease obligation	175,315	136,577	15,391	327,283

The following table summarizes our contractual obligations as of March 31, 2024:

	Payment due by period
	Less than 1 year	1 to 3 years	More than 3 years	Total
Borrowings	187,288	434,140	—	621,428
Lease obligation	110,513	173,331	15,242	299,086

Off-balance Sheet Arrangement

We had not entered any material off-balance sheet transactions and arrangements during the years ended March 31, 2024 and 2025.

Quantitative and Qualitative Disclosure About Market Risk

Liquidity risk

We are exposed to liquidity risk, which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. When necessary, we will turn to other financial institutions to obtain short-term funding to meet the liquidity shortage.

Interest rate risk

As of March 31, 2025 and March 31, 2024, we had outstanding bank loans of approximately US$1.0 million and US$0.6 million, respectively, which are payable within one year and approximately US$0.2 million, over one year. The bank loans bore effective interest rates between 7.56% and 9.22%. Our exposure to interest rate risk primarily relates to the interest rate on our outstanding short-term loans which are payable within one year. Our deposited cash raised by the IPO can earn income, on the other hand. We have not been exposed to material risks due to changes in interest rates. An increase, however, may raise the cost of any debt we incur presently and, in the future, and result in an adverse impact on our income.

Foreign Exchange Risk

Foreign exchange risk is the risk that the value of financial assets or liabilities will fluctuate due to changes in foreign exchange rates. We are exposed to foreign exchange risk from our business which is denominated in currencies other than US$ (i.e., HKD). Consequently, the exchange rate to our currency relative to other foreign currencies may change in a manner that has an adverse effect on the value of that portion of our assets or liabilities denominated in currencies other than US$. Our currency exposure is measured and monitored on a regular basis by the manager.

C. Research and Development, Patents and Licenses, etc.

Please see Item 4.A. “Information on the Company—Business Overview” above.

D. Trend Information

See ITEM 5.A “operating results” above for our trend information.

E. Critical Accounting Estimates

Our significant accounting policies and their effect on our financial condition and results of operations are fully disclosed in our CFS included elsewhere in this Annual Report. We prepared our CFS in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the amounts reported in our CFS and accompanying notes. These estimates are prepared using our best judgment, after considering past and current events and economic conditions. While management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, management cannot guarantee that the estimates will always be consistent with actual results. In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information and external market information. Actual results may differ from these estimates.

We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because the information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate and (2) changes in the estimate could have a material impact on our financial condition or results of operations. Despite the fact that the management determines there are no critical accounting estimates, the most significant estimates relate to allowance for credit losses, for which we are required to estimate the collectability of accounts receivable. The estimates were based on a number of factors including historical loss rates and expectations of future conditions, and other factors that may affect our ability to collect from customers.

Allowance for expected credit losses

To measure impairment on accounts receivable, the Company adopted current expected credit losses model, which is established on management’s historical collection experience, age of the receivable, the economic environment, industry trend analysis, and the current credit profile and financial condition of the customers. The Company divided its customers into categories with similar risk characteristics. Each risk category is assigned a base loss rate, which is further adjusted upwards using an aging matrix. Management reviews its receivables on a regular basis to determine if the allowance for expected credit losses is adequate and adjusts the allowance, including the base loss rate and adjustment factors, when necessary.

The Company believes the estimates utilized in preparing its CFS are reasonable and prudent. Actual results could differ from these estimates. To the extent that there are material differences between these estimates and the actual results, future financial statements will be affected.

The Company had allowance for expected credit losses on accounts receivable of US$9,927 and US$9,830 as of March 31, 2025 and 2024, respectively.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position
Kwok Yiu Keung	50	Director and Chief Executive Officer
Kwok Yiu Wah	40	Chairman and Chief Financial Officer
Hui Suk Man	46	Director and Chief Operating Officer
Yung Hoi Tin	41	Chief Technology Officer
Kwok Tsz Him	19	Director
Ho Shing Hei Dodge	40	Independent Director
Lee Chun Man	39	Independent Director
Ip Hok To	39	Independent Director

The business address of each of the officers and directors is Unit A, 7/F, Mai On Industrial Building, 17-21 Kung Yip Street, Kwai Chung, New Territories, Hong Kong.

The following is a brief biography of each of our executive officers and directors:

Kwok Yiu Keung, (“Mr. Kenneth Kwok”), Director and Chief Executive Officer. Mr. Kenneth Kwok serves as Director and Chief Executive Officer of the Company. With over 20 years of experience in toy industry, Mr. Kenneth Kwok has played a pivotal role in revenue growth by strategically developing licensed products for prominent brands. His extensive client portfolio covers STEM toys, children’s book accessories, licensed merchandise, innovative gadgets, training equipment, and sports goods.

Mr. Kenneth Kwok’s deep engagement with key retail partners — such as Walmart, Target, and Costco — has been instrumental in establishing a multimillion-dollar annual business framework. From 1998 until 2013, he was a project manager at K-Mark Industrial Limited, spearheading marketing initiatives and project development processes. In 2014, he shifted his focus to a directorial capacity at K-Mark Technology Limited, concentrating on sophisticated business and operational management strategies. Co-founding K-Mark Technology Limited with Mr. Kwok Yiu Fai and Mr. Johnny Kwok in November 2016, Mr. Kenneth Kwok specializes in delivering comprehensive toy design solutions and commercialize toy products that are responsive to the dynamic needs of the market.

Mr. Kenneth Kwok obtained his bachelor’s degree in economics from the University of Victoria of Canada in 2002.

Kwok Yiu Wah (“Mr. Johnny Kwok”), Chairman and Chief Financial Officer. Mr. Johnny Kwok has 16 years of expertise in the finance and management sectors. In November 2016, he co-founded K-Mark Technology Limited with Mr. Kwok Yiu Fai and Mr. Kenneth Kwok, specializing in comprehensive toy design solutions.

Mr. Johnny Kwok earned his Bachelor of Business Administration with a focus on accounting and finance from the University of Hong Kong in 2008. He has been a Certified Public Accountant licensed in the United States since 2010 (License No. 29108, Washington State Board of Accountancy).

Before his tenure at K-Mark Technology Limited, Mr. Johnny Kwok was an Investment Operations Associate at AIG Assessment Management from 2010 to 2011, where he managed fund valuation processes. Additionally, he served as a Fund Accountant at HSBC Institutional Trust Services from 2008 to 2010, where he was involved in financial reporting and compliance for institutional fund accounting.

Hui Suk Man (“Ms. Candie Hui”), Director and Chief Operating Officer. Ms. Candie Hui has accumulated over 20 years of experience in the manufacturing industry. Her expertise is robust in procuring and managing various materials, with a focus on plastics and electronics, augmented by a deep understanding of board-level supply chain dynamics. From 2003 to 2014, she was the Logistics Manager at Kwong Hui Metal and Plastics Limited, overseeing material and inventory management systems and implementing strategies to optimize supply chain efficiency. Since 2014, she has been a director at K-Mark Technology Limited, where she plays a critical role in orchestrating business operations and providing strategic oversight to drive organizational growth and operational excellence.

Ms. Candie Hui obtained her Bachelor of Applied Science in Communication from Simon Fraser University of Canada in 2002.

Yung Hoi Tin (“Mr. Yung”), the Chief Technology Officer. Mr. Yung exemplifies exceptional technical leadership and drives innovation within product development. With a robust track record in managing engineering teams, Mr. Yung joined K-Mark Technology Limited in July 2017 as a Chief engineer and has successfully spearheaded the development of advanced licensed products for high-profile clients, including Disney and Universal Studios. His strategic acumen ensures that technology initiatives are tightly integrated with overarching business goals, while his collaborative ethos enhances synergy across cross-functional teams. A staunch advocate for best practices in engineering, Mr. Yung promotes operational efficiency and augments product quality through meticulous implementation of cutting-edge methodologies.

Mr. Yung obtained his Bachelor of Engineering in Electrical Engineering from The University of Melbourne in 2008.

Kwok Tsz Him (“Mr. Matthew Kwok”), Director. Mr. Mattew Kwok is currently pursuing a bachelor degree with specialization in Global Operation Management at the City University of Hong Kong. In 2023, Mr. Mattew Kwok completed his internship at WiseBox, collaborate with the marketing team to develop and implement effective content marketing strategies, where he acquired exposure in the e-commerce sector and start-up environments. He collaborated closely with the marketing department to devise and execute comprehensive content marketing strategies there.

Mr. Matthew Kwok joined K-Mark Technology Limited in October 2024, where he plays in finance team to support accounting and data administration.

Independent Directors:

Ho Shing Hei Dodge (“Mr. Dodge Ho”), Independent Director. Mr. Dodge Ho has 14 years of expertise in the finance and management sectors. He is Cornerstone Investor of Orange Tour Cultural Holding Limited (stock code 8627.HK), a company listed on the GEM Board of the Stock Exchange of Hong Kong, since November 2019. He has been a Director of Maple Secretarial Manager Limited since October 2024 and a Director of Winner Pearl Consultancy Limited since June 2023.

Mr. Dodge Ho earned his Master of Science in Electronic Commerce & Internet Computing from Hong Kong University in November 2019 and Bachelor of Commerce Accounting from the Hong Kong Shue Yan University in July 2009. He has been a Certified Public Accountant, Certified Management Accountant and Certified ESG Planner.

Previously, Mr. Dodge Ho was senior accountant of Deloitte Touche Tohmatsu from January 2011 to March 2014.

Lee Chun Man (“Mr. Manlio Lee”), Independent Director. Mr. Manlio Lee is senior dealing manager & analyst of Hung Sing Securities Limited since November 2010. Previously, He was business analyst trainee of Dun & Bradstreet (HK) Limited from 2009 to 2010.

Mr. Manlio Lee earned his Bachelor of Business Administration (Honours) in Financial Engineering Minor in Person Financial Planning from City University of Hong Kong in 2008. He was accredited to carry out type 1 (dealing in securities) and type 9 (asset management) regulated activities under the SFO.

Ip Hok To (“Mr. Ip”), Independent Director. Mr. Ip has been sales officer of Goldy Gate Trading Company Limited since June 2008. He is also an officer assistant of Art & Design Production Limited from November 2009.

Mr. Ip earned his Master of Science in Mathematics from The Chinese University of Hong Kong in July 2009 and Bachelor of Science in Enterprise Engineering and E-Business from The Hong Kong Polytechnic University in July 2008.

Family Relationships

Except that Mr. Kenneth Kwok, Mr. Johnny Kwok, Ms. Candie Hui and Mr. Matthew Kwok are family members, there are no family relationships among our directors and executive officers. Mr. Kwok Yiu Fai, Mr. Kenneth Kwok and Mr. Johnny Kwok are brothers and are our Controlling Shareholders. Ms. Candie Hui is the spouse of Mr. Kwok Yiu Fai, one of our Controlling Shareholders. Mr. Matthew Kwok is the son of Mr. Kenneth Kwok.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

B. Compensation

Compensation of Directors and Executive Officers

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our executive officers on an individual, rather than an aggregate basis.

Our compensation committee approves our salaries and benefit policies. They determine the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. Each of the named officers will be measured by a series of performance criteria by the Board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our Board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. The Board of directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The Board of directors has oversight of executive compensation plans, policies and programs.

For the years ended March 31, 2025 and 2024, we paid an aggregate compensation of US$186,113 and US$222,347, respectively, in cash (including salaries, bonus and mandatory provident fund contributions) to our executive officers and directors. Our Hong Kong subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund. We have also not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

Equity Incentive Plan

The Company has not adopted any equity incentive plan.

C. Board Practices

Board of Directors

Our Board consists of seven directors. A director who is, directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our Company shall declare the nature of his or her interest at a meeting of our directors. A director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested in it and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction is considered. Our directors may exercise all the powers of our Company to issue debentures, debenture stock, bonds, and other securities, whether outright or as collateral security for any debt, liability or obligation of our Company or of any third party.

Committees of the Board of Directors

A company of which more than 50% of the voting power held by a single entity is considered a “controlled company” under the Nasdaq Capital Market Company Guide. A controlled company is not required to comply with the Nasdaq Capital Market corporate governance rules requiring a Board to have a majority of independent directors to have independent audit, compensation, and nominating and corporate governance committees. After the IPO, we became a “controlled company” as defined under the Nasdaq Capital Market corporate governance rules.

We have established three committees: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of the three committees, which charters will be effective upon listing on the Nasdaq Capital Market. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Ho Shing Hei Dodge, Lee Chun Man and Ip Hok To. All of our audit committee members are financially literate and two of our audit committee members have accounting or related financial management expertise. Ho Shing Hei Dodge serves as the chairperson of our audit committee. We determined that each of our audit committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Capital Market Company Guide and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Dodge Ho qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq Capital Market Company Guide. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related-party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Ho Shing Hei Dodge, Lee Chun Man and Ip Hok To. Lee Chun Man serves as the chairperson of our compensation committee. We have determined that each of our compensation committee members satisfies the “independence” requirements of the Nasdaq Capital Market Company Guide. The compensation committee will assist the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the Board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the Board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs, or similar arrangements; and

●	selecting compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Ho Shing Hei Dodge, Lee Chun Man and Ip Hok To. Ip Hok To serves as the chairperson of our nominating and corporate governance committee. We determined that each of our nominating and corporate governance committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Capital Market Company Guide. The nominating and corporate governance committee will assist the Board in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	selecting and recommending to the Board nominees for election by the shareholders or appointment by the Board;

●	reviewing annually with the Board the current composition of the Board in regard to characteristics such as independence, knowledge, skills, experience, and diversity;

●	making recommendations on the frequency and structure of Board meetings and monitoring the functioning of the committees of the Board; and

●	advising the Board periodically in regard to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to the Board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under BVI law, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in the best interests of our Company. Our directors must also exercise their powers only for a proper purpose. Our directors owe to our Company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the BVI. In fulfilling their duty of care to our Company, our directors must ensure compliance with the memorandum and articles of association of our Company, as amended and restated from time to time. Our Company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in the name of our Company if a duty owed by our directors is breached. You should refer to “Description of Shares — Differences in Corporate Law” for additional information on our standard of corporate governance under BVI law.

As set out above, our directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position and a director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. You should refer to “Description of Shares — Differences in Corporate Law” for additional information on our standard of corporate governance under BVI law.

Our Board has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our Board include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our Company and mortgaging the property of our Company; and

●	approving the transfer of Shares in our Company, including the registration of such Shares in our Share register.

Terms of Directors and Officers

Our directors may be appointed by resolutions of directors or resolutions of members. Pursuant to our Articles of Association, each director holds office for the term, if any, fixed by the resolution of the shareholders of the Company or resolution of directors appointing him or her; or until their resignation, death, or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his or her earlier death, resignation or removal.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K. Our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Diversity

We seek to achieve Board diversity through the consideration of a number of factors when selecting the candidates to our Board, including but not limited to gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity and length of service. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to our Board.

Our directors have a balanced mix of knowledge and skills. We have three independent directors with different industry backgrounds. We also achieved gender diversity by having one female director out of the total of seven directors (including independent directors). We believe that our Board is well balanced and diversified in alignment with the business development and strategy of our Group.

Equity Compensation Plan Information

As of the date of this Annual Report, we have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of March 31, 2025, we had no outstanding equity awards.

C. Board Practices

Please refer to “Item 6 Directors, Senior Management And Employees – A. Directors and Officers.”

D. Employees

See “Item 4. Information on the Company-B. Business Overview-Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our Shares as of the date of this Annual Report, by:

●	each person or entity known by us to own beneficially more than 5% of our outstanding Shares;

●	each of our directors, executive officers, and director nominees; and

●	all of our executive officers, directors, and director nominees as a group.

Beneficial ownership of our Shares is determined in accordance with the SEC rules. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. We do not have any options or warrants that are outstanding. The percentage of Shares beneficially owned after the offering is based on the number of Shares issed and outstanding as at the date of this Annual Report.

The percentages of Shares beneficially owned after the offering assume that the underwriters will not exercise their option to purchase additional Class A Shares in the IPO. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the Shares listed below have sole investment and voting power with respect to such shares.

Upon the closing of the IPO, none of our shareholders have different voting rights from other shareholders. To the best of our knowledge, we are not owned or controlled, directly or indirectly, by any another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

				Shares Beneficially Owned
Name of Beneficial Owner(1)				Number of Class A Shares	Number of Class B Shares	Percentage of voting power
Directors, director nominees, and executive officers
Kwok Yiu Keung				4,000,000	1,500,000	30.8%
Kwok Yiu Wah				4,000,000	1,500,000	30.8%
Hui Suk Man				Nil	Nil	Nil
Yung Hoi Tin				Nil	Nil	Nil
Kwok Tsz Him				Nil	Nil	Nil
Ho Shing Hei Dodge				Nil	Nil	Nil
Lee Chun Man				Nil	Nil	Nil
Ip Hok To				Nil	Nil	Nil
Directors, director nominees, and executive officers as a group				8,000,000	3,000,000	61.6%

5% or greater principal shareholders:
Kwok Yiu Fai	4,000,000	1,500,000	31.7%	4,000,000	1,500,000	30.8%
Kwok Yiu Keung	4,000,000	1,500,000	31.7%	4,000,000	1,500,000	30.8%
Kwok Yiu Wah	4,000,000	1,500,000	31.7%	4,000,000	1,500,000	30.8%

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

During and after the last completed fiscal year ended March 31, 2025, the Company was not required to prepare an accounting restatement, or any accounting restatement that required recovery of erroneously awarded compensation pursuant to the Company’s compensation recovery policy required by the Nasdaq listing rules, and there was no outstanding balance as of the end of the last completed fiscal year of erroneously awarded compensation to be recovered from the application of the policy to any prior restatement.

(1)	Except as otherwise indicated below, the business address for our directors and executive officers is at Unit A, 7/F, Mai On Industrial Building, 17-21 Kung Yip Street, Kwai Chung, New Territories, Hong Kong.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B. Related Party Transactions

During the last three years, we have engaged in the following transactions with our directors, executive officers, or holders of more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties:

Names and relationship of related Party:	Existing relationship with the Company
K-Mark Industrial Limited	Related company with common directors and shareholders
Goldin Enterprise Limited	Related company with common directors and shareholders
Bright Forward Technology Limited	Related company with common directors and shareholders
Remarkable Group Holdings Limited	Related company with common directors and shareholders

Balance With Related Parties

Summary of Related Party Transactions:

Included in the Company’s cost of revenue for the years ended March 31, 2025, 2024 and 2023 is US$1,418,689, US$2,206,282 and US$700,579 from related parties, respectively. The details are as follows:

Name of related parties	2025	2024	2023
Bright Forward Technology Limited	1,101,629	613,242	560,269
K-Mark Industrial Limited	317,060	1,332,609	-
River Star Investment Limited	-	-	40,817
Goldin Enterprise Limited	-	92,027	84,186
Remarkable Group Holdings Limited	-	15,338	15,307
Due to Kwok Yiu Keung	-	153,066	36139
Total	1,418,689	2,206,282	736,718

Employment Agreements

See “Item 6. Directors, Senior Management and Employees-C. Board Practices-Agreements with Named Executive Officers.”

Share Incentive Plan

Not applicable.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated and Combined Statements and Other Financial Information

We have appended consolidated and combined financial statements filed as part of this Annual Report.

Legal Proceedings

See “Item 4. Information on the Company-B. Business Overview-Legal Proceedings.”

Dividend Policy

Subject to the BVI Act and our memorandum and articles of association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. There is no further BVI statutory restriction on the amount of funds which may be distributed by us by dividend.

No dividend was approved and declared during the year ended March 31, 2025 and 2024.

Cash dividends, if any, on our Ordinary Shares will be paid in US dollars.

B. Significant Changes

Except as disclosed elsewhere in this Annual Report and below, we have not experienced any significant changes since the date of our audited consolidated and combined financial statements included in this Annual Report.

On July 15, 2025, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with American Trust Investment Services, Inc., as representative of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment underwritten public offering an aggregate of 1,600,000 Class A Shares, par value US$0.0001 per share, at a public offering price of $4 per share. The Company also granted the Underwriters a 30-day option starting from the effective date of post-effective amendment No. 2 to the Registration Statement to purchase up to additional 240,000 ordinary shares to cover over-allotments, if any.

The Ordinary Shares were offered pursuant to a registration statement on Form F-1 (File No. 333-287391) (the “F-1”) relating to the Offering, which was declared effective by the SECon June 6, 2025, and the Company’s registration statement on Form F-1MEF (File No. 333-287391) (the “MEF”) filed with the SEC on July 16, 2025, which became effective upon filing. The Company filed a post-effective amendment No. 1 to the F-1 on June 30, 2025, respectively.

On July 17, 2025, the Company closed its IPO of 1,600,000 Class A Shares for gross proceeds of approximately $4.49 million. The offering shares were priced at $4.00 per share, and the IPO was conducted on a firm commitment basis, with no over-allotment exercised by the Underwriters. Upon closing of the Offering, the Underwriters were issued warrants exercisable at any time and from time to time, in whole or in part, during the four-year period commencing six months from the closing of the Offering, entitling the Underwriters to purchase up to 4% of the total number of Ordinary Shares sold in the offering (including any Ordinary Shares sold as a result of the exercise of the Underwriters’ over-allotment option) at an exercise price of $5.00 per share.

The final prospectus relating to the Offering was filed with the SEC on July 16, 2025.

The Ordinary Shares were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “KMRK” on July 16, 2025.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Class A Shares are listed on the Nasdaq Capital Market under the symbol “KMRK.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Shares are listed on the Nasdaq Capital Market under the symbol “KMRK”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

As of the date of this Annual Report, we are authorized to issue 500,000,000 ordinary shares with a par value of US$0.0001 each comprising (a) 495,500,000 Class A Shares with a par value of US$0.0001 each; and (b) 4,500,000 Class B Shares with a par value US$0.0001 each. As of March 31, 2025, there were 19,500,000 Ordinary Shares issued and outstanding.

B. Memorandum and Articles of Association

We are a business company with limited liability incorporated under the laws of the BVI and our affairs are governed by our Memorandum and Articles of Association, as amended from time to time and the BCA, and the common law of the BVI.

The shares authorized to be issued by the Company consist of Class A Shares and Class B Shares. As of the date of this Annual Report, the Company is authorized to issue a maximum of 500,000,000 Ordinary Shares with par value of US$0.0001 per Share divided into 495,500,000 Class A Shares and 4,500,000 Class B Shares, and had 15,000,000 Class A Shares and 4,500,000 Class B Shares issued and outstanding. We issue 1,600,000 Class A Shares in the IPO.

Upon completion of the IPO, we have 16,600,000 Class A Shares issued and outstanding. All of our Shares issued and outstanding prior to the completion of the offering are fully paid, and all of our Class A Shares to be issued in the offering will be issued as fully paid.

Our Amended and Restated Memorandum and Articles of Association

The following are summaries of certain material provisions of amended and restated memorandum and articles of association and of the BCA, insofar as they relate to the material terms of our Ordinary Shares.

Objects of Our Company. Under our Memorandum and Articles of Association, the objects of our Company are unrestricted, and we are capable of exercising all power and authority to carry out any object not prohibited by the BCA or any other law of the BVI.

Ordinary Shares. All of our issued Ordinary Shares are fully paid and non-assessable. Certificates evidencing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the BVI may freely hold and vote their shares.

Distributions. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors subject to the BVI Companies Act.

Voting Rights. Any action required or permitted to be taken by the shareholders must be effected at a duly called meeting of the shareholders entitled to vote on such action and may be effected by a resolution in writing.

The holders of the Class A Shares are entitled to one (1) vote for each share held of record on all matters submitted to a vote of the shareholders. Holders of Class B Shares are entitled to ten (10) votes for each share held on all matters submitted to a vote of shareholders. The holders of our Class A Shares and Class B Shares generally vote together as a single class on all matters submitted to a vote of our shareholders, unless otherwise required by the law of the BVI or the Memorandum and Articles of Association.

Conversion Rights. A Class B Share is convertible into one Class A Share at any time by the holder thereof, while Class A Shares are not convertible into Class B Shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B Shares by a holder thereof to any person which is not an affiliate of such holder, or upon a change of beneficial ownership of any Class B Shares as a result of which any person who is not an affiliate of the holders of such ordinary shares becomes a beneficial owner of such ordinary shares, such Class B Shares shall be automatically and immediately converted into an equal number of Class A Shares.

Meetings of Shareholders. As a BVI business company, we are not obliged by the BCA to call shareholders’ annual meetings. We must provide written notice of all meetings of shareholders, stating the time, date and place and, in the case of an annual meeting or a special meeting of shareholders, the purpose or purposes thereof, at least seven days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our Board shall call a meeting upon the written request of shareholders holding at least 30% of our outstanding voting shares. In addition, our Board may call a meeting of shareholders on its own motion. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than one-third of the issued Ordinary Shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day, and if shareholders representing not less than 50% of the votes of the Ordinary Shares or each class of shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. No business may be transacted at any general meeting unless a quorum is present at the commencement of business. If present, the chair of our Board shall be the chair presiding at any meeting of the shareholders. If the chair of our Board is not present then the shareholders present shall choose a shareholder to chair the meeting of shareholders. If the shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by proxy at the meeting shall preside as chairman.

A corporation that is a shareholder shall be deemed for the purpose of our articles to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Transfer of Ordinary Shares. Subject to the restrictions in our Memorandum and Articles of Association, and applicable securities laws, any of our shareholders may transfer all or any of his or her Ordinary Shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. The transfer of an Ordinary Share is effective when the name of the transferee is entered on the register of members. Our Board may resolve by resolution to refuse or delay the registration of the transfer of any Ordinary Shares. If our Board resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in the resolution.

Liquidation. As permitted by BVI law and our Memorandum and Articles of Association, the Company may be voluntarily liquidated by a resolution of members or, if permitted under section 199(2) of the BCA, by a resolution of directors if we have no liabilities or we are able to pay our debts as they fall due and the value of our assets equals or exceeds our liabilities.

Calls on Shares and Forfeiture of Shares. Our Board may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least fourteen days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture. For the avoidance of doubt, if the issued shares have been fully paid in accordance with the terms of its issuance and subscription, the Board shall not have the right to make calls on such fully paid shares and such fully paid shares shall not be subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. Subject to the provisions of the BCA, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our Memorandum and Articles of Association and subject to any applicable requirements imposed from time to time by, the BCA, the SEC, the NASDAQ Capital Market, or by any recognized stock exchange on which our securities are listed. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our Board (and subject to the written consent of all the shareholders whose shares are to be purchased). In addition, our Company may accept the surrender of any fully paid share for no consideration. See “Where You Can Find Additional Information.”

Variations of Rights of Shares. If at any time, the Company is authorized to issue more than one class of Shares, the rights attached to any class may only vary, whether or not the Company is in liquidation, with the consent in writing of or by a resolution passed at a meeting of more than 50% of the issued shares of the class to be affected. The rights conferred upon the holders of the Shares of any class shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

Issuance of Additional Shares. Our Memorandum and Articles of Association authorizes our Board to issue authorized but unissued Ordinary Shares from time to time as our Board shall determine, to the extent of available.

Inspection of Books and Records. Under BVI law, holders of our Ordinary Shares are entitled, upon giving written notice to us, to inspect (i) our Memorandum and Articles of Association (as may be amended from time to time), (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members (shareholders), and to make copies and take extracts from the documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests. See “Where You Can Find Additional Information.”

Transfer Agent and Registrar

The transfer agent and registrar for the Class A Shares is VStock Transfer, LLC. The transfer agent and registrar’s address is 18 Lafayette Place, Woodmere, NY 11598.

Differences in Corporate Law

The BCA is derived, to a large extent, from the older BCAs of England but does not follow recent English statutory enactments and accordingly there are significant differences between the BCA and the current BCA of England. In addition, the BCA differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the BCA applicable to us and the laws applicable to companies incorporated in the State of Delaware in the U.S. and their shareholders.

Mergers and Similar Arrangements. Under the laws of the BVI, two or more companies may merge or consolidate in accordance with Section 170 of the BCA. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders.

While a director may vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company.

A transaction entered into by our Company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the Board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions.

Notwithstanding the above, a transaction entered into by our Company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction.

In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registry of Corporate Affairs in the BVI.

A shareholder may dissent from a mandatory redemption of his or her shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his or her shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder within 20 days (from the date of notice) who gave written objection. These shareholders then have 20 days from the date of such notice to give to the company their written election in the form specified by the BCA to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his or her shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his or her shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have thirty days to agree upon the price. If the company and a shareholder fail to agree on the price within the thirty days, then the company and the shareholder shall, within twenty days immediately following the expiration of the thirty-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Shareholders’ Suits. There are both statutory and common law remedies available to our shareholders as a matter of BVI law. These are summarized below:

●	Prejudiced members: A shareholder who considers that the affairs of a company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BCA, inter alia, for an order that his or her shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BCA or our Memorandum and Articles of Association be set aside. There is no similar provision under Delaware law.

●	Derivative actions: Section 184C of the BCA provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company. Under Delaware law, a stockholder is eligible to bring a derivative action if the holder held stock at the time of the challenged wrongdoing and continues from that time to hold stock throughout the course of the litigation.

This is the “continuous ownership” rule, which is a requirement for a stockholder to bring and maintain a derivative action. The law also requires the stockholder first to demand the Board of the corporation to assert the claims or the stockholder must state in the derivative action particular reasons why making such a demand would be futile.

●	Just and equitable winding up: In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of a company on the grounds that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is only available where the company has been operated as a quasi-partnership and trust and confidence between the partners has broken down. Under Delaware law the court can use its equitable power of dissolution and appoint a receiver when fraud and gross mismanagement by corporate officers cause real imminent danger of great loss, and cannot be otherwise prevented.

Indemnification of Directors and Executive Officers and Limitation of Liability. BVI law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the BVI courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our Memorandum and Articles of Association, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

●	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

●	is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Under BVI law, our directors owe the Company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose, and what the directors believe to be in the best interests of the Company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, considering without limitation, the nature of the Company, the nature of the decision, the position of the director, and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the Company acts in a manner which contravenes the BCA or our Memorandum and Articles of Association, as amended and restated from time to time. A shareholder has the right to seek damages for breaches of duties owed to the Company by our directors.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. BVI law provides that shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting; provided that if the consent is less than unanimous, notice must be given to all non-consenting shareholders. Our Memorandum and Articles of Association does permit shareholders to act by written consent.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the Board or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

BVI law and our Memorandum and Articles of Association provide our shareholders holding 30% or more of the voting rights entitled to vote on any matter for which a meeting is to be convened may request that the directors shall requisition a shareholders’ meeting. We are not obliged by law to call an annual meeting of shareholders, however our Memorandum and Articles of Association do permit the directors to convene meetings of the shareholders at such times as the director considers necessary or desirable. The location of any shareholder meeting can be determined by the board of directors and can be held anywhere in the world.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a Board since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the BVI but our articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified Board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles, subject to certain restrictions as contained therein, directors can be removed from office, with or without cause, by a resolution of shareholders passed at a meeting of shareholders called for the purposes of removing the director or for purposes including the removal of the director or by written resolution passed by at least 75% of the vote of the shareholders entitled to vote. Directors can also be removed for cause by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the Board approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s Board.

BVI law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although BVI law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the Board approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the Board may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the Board.

Under BVI law and our Memorandum and Articles of Association, we may appoint a voluntary liquidator by a resolution of the shareholders or by resolution of directors.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association the rights attached to any class of shares may only be varied, whether or not our Company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of more than 50% of the issued shares in that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under BVI law, our Memorandum and Articles of Association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. Any amendment is effective from the date it is registered at the Registry of Corporate Affairs in the BVI.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Anti-Money Laundering Laws

In order to comply with legislation or regulations aimed at the prevention of money laundering we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we also may delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

If any person resident in the BVI knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of their business the person will be required to report his belief or suspicion to the Financial Investigation Agency of the BVI, pursuant to the Proceeds of Criminal Conduct Act, 1997 (as amended). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

The above summary is qualified in its entirety by our amended and restated memorandum of association and our amended and restated articles of association filed as Exhibit 1.2 of the Exhibit Index of this Annual Report on Form 20-F.

C. Material Contracts

Material contracts other than in the ordinary course of business are described in Item 4 and Item 7 or elsewhere in this annual report.

D. Exchange Controls

The British Virgin Islands currently has no exchange control regulations or currency restrictions.

E. Taxation

The following description is not intended to constitute a complete analysis of all tax considerations relating to the acquisition, ownership, and disposition of our Class A Shares. You should consult your own tax advisor concerning the tax considerations of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, or other taxing jurisdiction.

BVI Taxation

The following is a discussion on certain BVI income tax consequences of an investment in our securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under BVI law.

The government of the BVI does not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon our Company or its security holders who are not tax resident in the BVI.

The BVI currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the government of the BVI save for certain stamp duties which may be applicable, from time to time, on certain instruments. No stamp duty is payable in the BVI on transfer of shares of BVI companies incorporated or registered under the BCA, except for those which hold interests in land in the BVI. There are no foreign exchange controls or foreign exchange regulations under the currently applicable laws of the BVI.

The BVI enacted the Economic Substance (Companies and Limited Partnerships) Act 2018 (the “ES Act”), which became effective on January 1, 2019, and the International Tax Authority’s (the “ITA”) Rules on Economic Substance in the Virgin Islands (the “ITA’s Rules”), containing rules and guidance relating to the interpretation of the ES Act and how the ITA will carry out its obligations. The ITA’s Rules were first issued on October 9, 2019, were further updated on February 10, 2020 and again updated on February 23, 2023. A BVI company that is considered a “legal entity” that is conducting one or more of the nine “relevant activities” is required to comply with the economic substance requirements in relation to that relevant activity. A BVI company is required to report to the ITA, via its registered agent, on an annual basis under the Beneficial Ownership Secure Search Act 2017 to enable the ITA to monitor compliance with the economic substance requirements (as applicable).

Hong Kong Taxation

KMT is a company incorporated in Hong Kong and was subject to 8.25% Hong Kong profits tax on their assessable profits up to HK$2,000,000 (approximately US$255,630) and 16.5% on any part of assessable profits over HK$2,000,000 (approximately US$255,630), generated from operations arising in or derived from Hong Kong for the year of assessment of 2025/2024 and 2025/2026. Hong Kong profits tax rates for corporations are 8.25% on assessable profits up to HK$2,000,000 (approximately US$255,630), and 16.5% on any part of assessable profits over HK$2,000,000 (approximately US$255,630).

Material U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Ordinary Share. This summary applies only to U.S. Holders that hold our Ordinary Share as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. federal tax laws in effect as of the date of this Annual Report, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this Annual Report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Ordinary Share. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	underwriters;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	grantor trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	the Company’s officers or directors;

●	holders who are not U.S. Holders;

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Ordinary Share through such entities.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Share that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Share, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Share and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Share.

Persons considering an investment in our Ordinary ShareS should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Ordinary Share including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of Dividends and Other Distributions on Our Ordinary Share

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions paid on our Ordinary Share out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including Nasdaq. It is unclear whether dividends that we pay on our Ordinary Share will meet the conditions required for the reduced tax rate. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our Ordinary Share. Dividends received on our Ordinary Share will not be eligible for the dividends-received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Ordinary Share. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Ordinary Share

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Ordinary Share in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Ordinary Share. Any capital gain or loss will be long term if the Ordinary Share have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Share, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the IPO. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Ordinary Share, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Ordinary Share even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Share, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Share), and (ii) any gain realized on the sale or other disposition of Ordinary Share. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Share;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Share, or if any of our subsidiary is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiary.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Ordinary Share qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Share held at the end of the taxable year over the adjusted tax basis of such Ordinary Share and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Share over the fair market value of such Ordinary Share held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Share would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Ordinary Share in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Ordinary Share during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Ordinary Share.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Ordinary Share and proceeds from the sale, exchange or redemption of our Ordinary Share may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual Shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on display

We have previously filed with the SEC our registration statement on Form F-1 (File Number 333-287391), as amended.

Documents concerning us that are referred to in this document may be inspected at Unit A, 7/F., Mai On Industrial Building, 17-21 Kung Yip Street, Kwai Chung, New Territories, Hong Kong. In addition, we file annual reports and other information with the Securities and Exchange Commission. We file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

We are not required to provide an annual report to security holders in response to the requirements of Form 6-K.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Liquidity risk

We are exposed to liquidity risk, which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. When necessary, we will turn to other financial institutions to obtain short-term funding to meet the liquidity shortage.

Interest rate risk

As of September 30, 2024 and March 31, 2024, we had outstanding bank loans of approximately US$0.2 million, which are payable within one year and approximately US$0.9 million and US$0.4 million, respectively, over one year. The bank loans bore effective interest rates between 7.56% and 9.22%. Our exposure to interest rate risk primarily relates to the interest rate on our outstanding short-term loans which are payable within one year. Our deposited cash raised by the IPO can earn income, on the other hand. We have not been exposed to material risks due to changes in interest rates. An increase, however, may raise the cost of any debt we incur presently and, in the future, and result in an adverse impact on our income.

Foreign Exchange Risk

Foreign exchange risk is the risk that the value of financial assets or liabilities will fluctuate due to changes in foreign exchange rates. We are exposed to foreign exchange risk from our business which is denominated in currencies other than US$ (i.e., HKD). Consequently, the exchange rate to our currency relative to other foreign currencies may change in a manner that has an adverse effect on the value of that portion of our assets or liabilities denominated in currencies other than US$. Our currency exposure is measured and monitored on a regular basis by the manager.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. – D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

E. Use of Proceeds

On July 16, 2025, the Company closed its IPO of 1,600,000 Ordinary Shares, pursuant to its registration statement on Form F-1 (File No. 333-287391) relating to the Offering, which was declared effective by the SECon July 16, 2025, and the Company’s registration statement on Form F-1MEF (File No. 333-287391) (the “MEF”) filed with the SEC on June 5, 2025, which became effective upon filing. The Company filed a post-effective amendment No. 1 to the F-1 on July 2, 2025; the post-effective amendment No.2 was declared effective by the SEC on June 30, 2025. The Class A Shares were priced at $4.00 per share for total gross proceeds of approximately $6.4 million before deducting underwriting discounts and offering expenses. The Ordinary Shares commenced trading under the symbol “KMRK” on the Nasdaq Capital Market on July 16, 2025.

The amount of expenses incurred for our account in connection with the IPO for underwriting discounts and commissions, finders’ fees, expenses paid to or for underwriters, other expenses and total expenses was approximately $1.46 million, The total net proceeds after deducting such expenses was approximately $4.49 million. American Trust Investment Services, Inc. was the representative of the underwriters of our initial public offering.

We intend to use the net proceeds of the IPO as follows:

●	approximately 60% for potential investments and/or acquisition of a factory in Vietnam and/or other South East Asian countries;

●	approximately 15% for expansion and recruitment of product designers and engineers;

●	approximately 10% to obtain licensed rights from internationally renowned intellectual properties licensors for co-branded products; and

●	remaining 15% for general administration and working capital.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures Evaluation

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2025. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of March 31, 2025, were not effective.

Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly listed public companies.

Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our registered public accounting firm because our company is neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act.

Internal Control Over Financial Reporting

In relation to the examination of our consolidated and combined financial statements presented in this annual report, we have identified a significant weakness in our internal control over financial reporting. This identified material weakness is associated with a lack of adequately skilled staff possessing U.S. GAAP knowledge for financial reporting purposes, thereby affecting the proper adherence to U.S. GAAP and SEC requirements. A comprehensive assessment of our internal control, aimed at identifying and reporting material weaknesses and other deficiencies, was not conducted by either us or our independent registered public accounting firm. Performing such an assessment or having an audit of our internal control over financial reporting might have revealed additional deficiencies.

To address the identified material weakness stemming from the audit of our consolidated and combined financial statements for the year ended March 31, 2025, we intend to implement various measures, including the hiring of additional accounting personnel to enhance the financial reporting function and the establishment of a financial and system control framework. We also intend to initiate regular U.S. GAAP and SEC financial reporting training programs for our accounting and financial personnel. Moreover, we are in the process of developing and implementing a set of policies and procedures for period-end financial reporting. However, we cannot provide assurance that these measures will be entirely effective in remediating the material weakness in a timely manner or at all.

Being a company with less than US$1.235 billion in revenue for the fiscal year of 2022, we qualify as an “emerging growth company” under the JOBS Act. An emerging growth company is entitled to certain reduced reporting and other requirements that are typically applicable to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 concerning the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Ho Shing Hei Dodge is the audit committee financial expert as that term is defined in Item 16A(b) of Form 20-F, and “independent” as that term is defined in the NASDAQ listing standards.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted our code of business conduct and ethics, a code that applies to members of the board of directors including its chairman and other senior officers, including the chief executive officer, the chief financial officer and the chief operations officer. See Exhibit 11.1 to this Annual Report for the Code of Business Conduct and Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by Audit Alliance LLC for the periods indicated:

	March 31, 2025	March 31, 2024	March 31, 2023
	USD	USD	USD
Audit Fees	$160,000	145,000	145,000
Audit Related Fees	-	30,000	-
Tax Fees	-	-	-
All Other Fees	-	-	-
Total Fees	$225,000	175,000	145,000

“Audit-related fees” are the aggregate fees billed for review of interim financial information that are not reported under audit fees.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditor including audit services, audit-related services, tax services and other services.

Our Audit Committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Rule 5635(c) of the Nasdaq Rules requires a Nasdaq-listed company to obtain its shareholders’ approval of all equity compensation plans, including stock plans, and any material amendments to such plans. Rule 5615 of the Nasdaq Rules permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently follow and intend to continue to follow British Virgin Islands corporate governance practices in lieu of the Nasdaq corporate governance listing standards that listed companies must have a majority of independent directors serving on our board of directors or to establish a nominating committee and a compensation committee composed entirely of independent directors. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Ordinary Shares”.

See “Item 6. Directors, Senior Management and Employees” for more information.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policy is attached as an exhibit to this Annual Report.

ITEM 16K. CYBERSECURITY

The Company’s executive officers oversee the strategic processes to safeguard data and comply with relevant regulations and has overall responsibility for evaluating cybersecurity risks, as well as related policies and risks in connection with the company’s supply chain, suppliers and other service providers. The Company does not currently engage any assessors, consultants, auditors, or other third parties in connection with any such processes, given the size and scale of the Company, the resources available to it, the anticipated expenditures, and the risks it faces in terms of cybersecurity. The Company’s executive officers are responsible for overseeing and periodically reviewing and identifying risks from cybersecurity threats associated with its use of any third-party service provider.

Since the start of its latest completed fiscal year and up to the date of this Annual Report, the Company is not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect the registrant, including its business strategy, results of operations, or financial condition.

The Company’s board of directors is collectively responsible for oversight of risks from cybersecurity threats. The Company’s executive officers oversee the overall processes to safeguard data and comply with relevant regulations and will report material cybersecurity incidents to the board. The Company’s executive officers have limited experience in the area of cybersecurity, but where necessary in the view of the Company’s executive officers, the Company will consult with external advisers to manage and remediate any cybersecurity incidents. For material cybersecurity incidents, the Company’s executive officers will promptly inform, update, and seek the instructions of the board.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated and combined financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-287391) filed with the Securities and Exchange Commission)

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-287391) filed with the Securities and Exchange Commission)

2.2	Description of Securities

4.1	Underwriting Agreement dated July 15, 2025 (incorporated by reference to Exhibit 1.1 of our Form 6-K filed with the Securities and Exchange Commission on July 16,2025)

8.1	List of Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (File No. 333-287391) filed with the Securities and Exchange Commission)

10.1

Tenancy Agreement, dated March 1, 2025, as between Best Mark International Holdings Limited and K-Mark Technology Limited (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-287391) filed with the Securities and Exchange Commission)

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-287391) filed with the Securities and Exchange Commission)

11.2	Insider Trading Policy of the Company (incorporated by reference to Exhibit 99.2 of our Registration Statement on Form F-1 (File No. 333-287391) filed with the Securities and Exchange Commission)

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1	Clawback Policy of the Company (incorporated by reference to Exhibit 99.3 of our Registration Statement on Form F-1 (File No. 333-287391) filed with the Securities and Exchange Commission)

101	Inline XBRL Document.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

K-Tech Solutions Company Limited

By:	/s/ Kwok Yiu Keung
Name:	Kwok Yiu Keung
Title:	Chief Executive Officer

Date: August 15, 2025

K-TECH SOLUTIONS COMPANY LIMITED

CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

MARCH 31, 2025 AND 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY

Opinion on the Financial Statements

We have audited the accompanying consolidated and combined balance sheets of K-Tech Solutions Company Limited and its subsidiary (collectively referred to as the “Company”) as of March 31, 2025 and 2024, and the related consolidated and combined statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2025 and the related notes to the financial statements (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Audit Alliance LLP

Singapore

We have served as the Company’s auditor since 2024.

August 15, 2025

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSDIARY

CONSOLIDATED AND COMBINED BALANCE SHEETS

	As of March 31,
	2025		2024
	US$		US$
Assets
Current assets:
Cash and cash equivalents	4,373,256		5,385,536
Account receivable, net	1,387,915		1,224,980
Amount due from related parties	-		12,583
Tax refundable	97,858		-
Prepayments, deposits and other receivable	454,700		27,307
Total current assets	6,313,729		6,650,406

Non-current assets:
Property, plant and equipment	250,821		360,665
Right-of-use assets under - finance leases	328,203		302,367
Deferred tax assets	32,859		17,967
Total non-current assets	611,883		680,999

TOTAL ASSETS	6,925,612		7,331,405

Liabilities
Current liabilities:
Bank loans	184,334		187,288
Accounts payable	1,716,216		987,666
Other payables and accruals liabilities	168,170		8,631
Contract liabilities	430,735		518,441
Amounts due to related parties	450,894		2,478,554
Tax payable	-		136,623
Current lease liabilities under finance leases	175,315		110,513
Total current liabilities	3,125,664		4,427,716

Non-current liabilities
Bank loans	854,859		434,140
Non-current lease liabilities under finance leases	151,968		188,573
Total non-current liabilities	1,006,827		622,713

TOTAL LIABILITIES	4,132,491		5,050,429

Commitments and contingencies	-		-

Shareholders’ equity
Ordinary shares (US$0.0001 par value - 500,000,000 shares authorized; 19,500,000 shares issued and outstanding)	-	*	-	*
Reserves	2,793,121		2,280,976
Total shareholders’ equity	2,793,121		2,280,976
TOTAL LIABILITIES AND EQUITY	6,925,612		7,331,405

*	Amount is immaterial and below US$1.00

The accompanying notes are an integral part of these consolidated and combined financial statements.

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	As of March 31,
	2025	2024	2023
	US$	US$	US$

Revenues	18,612,534	17,123,778	16,638,743
Cost of revenue	(16,164,339)	(14,949,256)	(15,070,219)
Gross profit	2,448,195	2,174,522	1,568,524

Operating expenses
Selling and distribution expenses	(252,620)	(61,949)	(62,909)
General and administrative expenses	(1,669,513)	(1,239,981)	(1,263,208)
Total operating expenses	(1,922,133)	(1,301,930)	(1,326,117)
Income from operations	526,062	872,592	242,407

Other income:
Interest income	91,214	256,134	67,295
Interest expense	(76,564)	(55,550)	(46,904)
Total other income, net	14,650	200,584	20,391

Income before tax expenses	540,712	1,073,176	262,798

Income tax expenses	(52,755)	(144,647)	(15,327)

Net income	487,957	928,529	247,471

Other comprehensive income, net of tax
Foreign currency translation adjustment	24,188	4,378	(3,878)
Total other comprehensive income	24,188	4,378	(3,878)

Total comprehensive income	512,145	932,907	243,593

Net Income per share attributable to ordinary shareholders
Basic and diluted	0.0263	0.0478	0.0125

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY

CONSOLIDATED AND COMBINED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary share (US$0.0001 per value)			Translation	Retained	Total Shareholders’
	Number of	Amount		reserve	earnings	Equity
	Shares	US$		US$	US$	US$
Balance as of March 31, 2022	19,500,000	-	*	11	1,295,797	1,295,808
Net income and total comprehensive income for the year				(3,878)	247,471	243,593
Dividend declared	-	-		-	(191,332)	(191,332)
Balance as of March 31, 2023	19,500,000	-	*	(3,867)	1,351,936	1,348,069
Net income and total comprehensive income for the year	-	-		4,378	928,529	932,907
Balance as of March 31, 2024	19,500,000	-	*	511	2,280,465	2,280,976
Net income and total comprehensive income for the year	-	-		24,188	487,957	512,145
Balance as of March 31, 2025	19,500,000	-		24,699	2,768,422	2,793,121

*	Amount is immaterial and below US$1.00.

The accompanying notes are an integral part of these consolidated and combined financial statements.

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

	As of March 31,
	2025	2024	2023
	US$	US$	US$
Operating activities
Net income	487,957	928,529	247,471
Adjustments to reconcile net income to net cash (used in)/generated from operating activities:
Income tax expenses	52,755	144,647	15,327
Depreciation of property, plant and equipment	116,528	115,810	92,639
Amortization of right-of-use assets	157,428	182,543	133,411
Interest income	(91,214)	(66,403)	(1,586)
Allowance/(Reversal) for allowance for credit losses	199	(1,609)	3,344
Interest expenses	76,564	55,550	46,904
Unrealized foreign exchange gain	-	(148,160)	-
Change in operating assets and liabilities:
Account receivables	(153,406)	540,459	(674,575)
Prepayments, deposits and other receivables	(427,392)	(4,800)	(7,746)
Account payable	728,550	2,025,191	121,983
Other payables and accrued liabilities	159,539	47	3,719
Contract liabilities	(87,706)	(151,662)	(779,949)
Amounts due to related parties	(2,014,880)	1,815,907	555,938
Income taxes (paid)/refunded	(301,899)	4,599	13,337
Net cash (used in)/generated from operating activities	(1,296,977)	5,440,648	(229,783)

Cash flows from investing activities
Purchase of property, plant and equipment	-	-	(91,385)
Interest received	91,214	66,403	1,586
Net cash generated from/(used in) investing activities	91,214	66,403	(89,799)

Cash flows from financing activities
Advances from related parties	-	1,333,666	1,563,876
Repayments to related parties	-	(3,911,139)	(1,668,724)
Proceeds from bank borrowings	600,785	553,096	-
Repayments of bank borrowings	(189,129)	(206,611)	(228,642)
Interest paid on bank borrowings	(60,541)	(35,673)	(25,874)
Other interest paid	(153)	(17)	(1)
Payments of principal portion of lease liabilities	(152,011)	(179,532)	(139,691)
Payments of interest portion of lease liabilities	(15,870)	(19,860)	(21,029)
Net cash generated from/(used in) financing activities	183,081	(2,466,070)	(520,085)

Net change in cash and cash equivalents	(1,022,682)	3,040,981	(839,667)
Effect of exchange rate changes on cash and cash equivalents	10,402	7,477	(8,247)
Beginning of the year	5,385,536	2,337,078	3,184,992
End of the year	4,373,256	5,385,536	2,337,078

Supplementary Cash Flows Information
Cash (paid)/refunded for income taxes	(301,899)	4,599	13,337
Cash paid for interest	60,694	35,690	25,875

The accompanying notes are an integral part of these consolidated and combined financial statements.

K-TECH SOLUTIONS COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND PRINCIPAL ACTIVITIES

K-Tech Solutions Company Limited (the “Company”), was incorporated in the British Virgin Islands (“BVI”) with limited liability under Companies Act on December 2, 2024. The registered office of the Company is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

The Company is controlled by Kwok Yiu Keung, Kwok Yiu Fai and Kwok Yiu Wah. Kwok Yiu Keung, Kwok Yiu Fai and Kwok Yiu Wah are referred to as the controlling shareholders.

The Company is principally engaged in design, development, testing and sales of a diverse portfolio of toy products ranging from simple plastic toy products to more complex electromechanical toy products in Hong Kong through its direct wholly owned subsidiary that is incorporated and domiciled in Hong Kong, namely K-Mark Technology Limited (“K-Mark Technology”).

Details of the Company are set out in the table as follows:

		Percentage of effective ownership
Name	Date of incorporation	2025	2024	Place of incorporation	Principal activities
K-Tech Solutions Company Limited	December 2, 2024	Parent	Parent	British Virgin Islands	Investment holdings
K-Mark Technology Limited	November 4, 2016	100% (Direct)	100% (Direct)	Hong Kong	Design, development, testing and sales of diverse portfolio of toy products

Reorganisation

The Company was incorporated in the BVI on December 2, 2024, and is a holding company with no material operations. K-Mark Technology Limited was incorporated in Hong Kong as a limited liability company.

On December 30, 2024, as part of the reorganization, the Company acquired K-Mark Technology Limited. As a result, K-Mark Technology Limited became a direct wholly owned subsidiary of the Company.

During the years presented in these consolidated and combined financial statements, the control of these entities has been demonstrated by Kwok Yiu Keung, Kwok Yiu Fai and Kwok Yiu, as joint owners, as if the Reorganization had taken place at the beginning of the earlier date presented. Accordingly, the combination has been treated as a corporate restructuring of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a consolidated basis for all periods to which such entities were under common control. The combination of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated and combined financial statements.

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying consolidated and combined financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated and combined financial statements and notes.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated and combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

The consolidated and combined financial statements include the financial statements of the Company and its wholly owned subsidiary. All intercompany transactions and balances among the Company and its subsidiary have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements and related disclosures in accordance with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates, including, but not limited to, those related to the determination of the useful lives of property, plant and equipment, incremental borrowing rate applied in lease accounting, current expected credit loss of receivables, impairment of long-lived assets and realization of deferred tax assets. These estimates and assumptions are based on the Company’s historical results and management’s future expectations. Actual results could differ from those estimates. Changes in facts and circumstances may cause the Company to revise its estimates.

Foreign Currencies

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at balance sheet dates. The resulting exchange differences are recorded in the consolidated and combined statements of operations and comprehensive income.

The reporting currency of the Company is United States Dollar (“USD”) and the accompanying consolidated and combined financial statements have been expressed in US$. However, the Company’s major operating subsidiary operating in Hong Kong maintains its books and record in its local currency, Hong Kong Dollars (“HKD”), which is the functional currency as being the primary currency of the economic environment in which its operation is conducted. In general, for consolidation purposes, assets and liabilities of its subsidiary whose functional currency is not US$ are translated into US$, in accordance with Accounting Standards Codification (“ASC”) Topic830-30, Translation of Financial Statement (“ASC 830”), using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the year. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of other comprehensive income within the consolidated and combined statements of changes in shareholders’ equity.

The exchanges rates used for translation from HKD to US$ are ranging from 7.74 and 7.78, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Company’s balance sheets, income statement items and cash flow items for both 2025 and 2024.

	For the year ended March 31,
	2025	2024	2023
Year-end HKD: US$ exchange rate	7.74800	7.82418	7.84967
Year average HKD: US$ exchange rate	7.77593	7.82381	7.83978

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Company maintains all bank accounts in Hong Kong. The Company maintains most of its bank account in Hong Kong.

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts Receivable, net

Accounts receivable represents an unconditional right to consideration arising from our performance under contracts with customers. The Company grant credits to customers, without collateral, under normal payment terms (typically within 30 days after invoicing). The carrying value of such receivable, net of allowance of expected credit loss, represents its estimated realizable value. The Company expect to collect the outstanding balance of current accounts receivable, net within the next 12 months. The Company use loss-rate methods to estimate allowance for credit loss.

For those past due balances over 1 year and other higher risk receivables identified by management are reviewed individually for collectability. In establishing an allowance for credit losses, the Company use reasonable and supportable information, which is based on historical collection experience, the financial condition of its customers and assumptions for the future movement of different economic drivers and how these drivers will affect each other. Loss-rate approach is based on the historical loss rates and expectations of future conditions. The Company writes off potentially uncollectible accounts receivable against the allowance for credit losses if it is determined that the amounts will not be collected or if a settlement with respect to a disputed receivable is reached for an amount that is less than the carrying value.

Deferred listing costs

Deferred listing costs consist principally of all direct offering costs incurred by the Company, such as underwriting, legal, accounting, consulting, printing, and other registration related costs in connection with the initial public Offering (“IPO”) of the Company’s ordinary shares. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed.

Fair Value Measurements

The Company applies the provisions of ASC 820, Fair Value Measurements and Disclosures, to the financial instruments that are required to be carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Company uses a three-tier fair value hierarchy based upon observable and non-observable inputs that prioritizes the information used to develop our assumptions regarding fair value. Fair value measurements are separately disclosed by level within the fair value hierarchy.

Level 1 —	defined as observable inputs such as quoted prices in active markets for identical assets or liabilities;

Level 2 —	defined as inputs other than quoted prices in active markets, that are either directly or indirectly observable; and

Level 3 —	defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The Company’s financial instruments include cash and cash equivalents, accounts receivable, contract assets, accounts payables, accruals, due to related parties, bank loans and overdraft and lease liabilities. The carrying amounts of these financial instruments approximate their fair values due to the short-term nature of these instruments. For lease liabilities, fair value approximates their carrying value at the year end as the interest rates used to discount the host contracts approximate market rates. The carrying amount of the bank loan and overdraft approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities.

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of March 31, 2024 and 2025.

Property, Plant and Equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Major modifications or refurbishments which extend the useful life of the assets are capitalized and depreciated over the adjusted remaining useful life of the assets.

The Property, plant and equipment is calculated using the straight-line method over their estimated useful lives, as follows:

Estimated useful lives
Leasehold improvement	Shorter of 5 years or remaining lease terms
Furniture and fixtures	5 years
Office equipment	5 years
Computer and equipment	5 years
Motor vehicles	5 years

The useful lives of the assets are reviewed, and adjusted if appropriate, at the end of each reporting period.

Upon retirement or disposition of property, plant and equipment, the cost and related accumulated depreciation are removed any resulting gain or loss is recognized in consolidated and combined statements of income and comprehensive income. The cost of maintenance and repairs is charged to expenses as incurred.

Finance Lease

The Company determines whether an arrangement is a lease at contract inception in accordance with ASC 842, Leases. A lease is classified as a finance lease if it meets any of the criteria set forth in ASC 842-10-25-2, including transfer of ownership, a purchase option that is reasonably certain to be exercised, lease term constituting a major part of the asset’s economic life, present value of lease payments substantially equal to the asset’s fair value or if the asset is specialized in nature.

For leases classified as finance leases, the Company recognizes a right-of-use ("ROU") asset and a corresponding lease liability at the lease commencement date. The ROU asset represents the Company’s right to use an underlying asset for the lease term and the lease liability represents the Company’s obligation to make lease payments.

The lease liability is initially measured at the present value of the future lease payments, discounted using the rate implicit in the lease or if not readily determinable, the Company’s incremental borrowing rate. The ROU asset is initially measured at the amount of the lease liability, adjusted for any initial direct costs incurred, prepaid lease payments made and lease incentives received.

The ROU asset is amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the underlying asset. Interest on the lease liability is recognized using the effective interest method and is presented as interest expense in the consolidated and combined statement of operations. The principal portion of the lease payment reduces the lease liability.

Lease payments are allocated between the finance charge and a reduction of the lease liability so as to produce a constant periodic rate of interest on the remaining balance of the liability.

The Company does not separate lease and non-lease components for finance leases and accounts for them as a single lease component as permitted under ASC 842. Non-lease components typically include costs such as maintenance, insurance and taxes.

Short-term leases (with terms of 12 months or less) are not recognized on the balance sheet. Lease payments for such leases are recognized on a straight-line basis over the lease term

Contract Liabilities

Contract liabilities consist of payment received from customers in excess of revenue recognized. Contract liabilities will be recognized as revenue when promised services are provided.

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

Revenue Recognition

The Company applies the practical expedient in Topic 606 that permits the Company to not disclose the aggregate amount of transaction price allocated to performance obligations that are unsatisfied as of the end of the period as the Company’s contracts have an expected length of one year or less. The Company also applies the practical expedient in Topic 606 that permits the recognition of incremental costs of obtaining contracts as an expense when incurred if the amortization period of such costs is one year or less. These costs are included in cost of revenue. The Company uses independent contractors and third-party carriers in the performance of its transportation services.

To achieve that core principle, the Company applies the five steps defined under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company deals in the wholesale business of finished products along with tooling services:

i)	Sales of finished goods (recognized at a point in time):

The Company sells toy products, to customers through fixed-price purchase orders. The sales are governed by Incoterms, which specify the transfer of control and ownership. Revenue is recognized at a point in time when control of the goods is transferred to the customer, which occurs based on the applicable Incoterms. Depending on different Incoterms, at the point when the customer has legal ownership of the toy products, the risks and rewards of the goods are assumed, and the Company has no remaining performance obligations.

ii)	Sales for tooling (recognized at a point in time):

The Company also provides custom production tools, such as molds and prototypes, designed specifically for customer use. These tools are created based on fixed-price purchase orders and tailored to customer specifications. Revenue from custom production tools is recognized at a point in time, specifically when the tools are completed and control is transferred to the customer. Control is deemed to transfer when the tools are:

●	completed and accepted by the customer

●	ready for their intended use in the customer’s production processes

●	stored at the Company’s designated location (if agreed) with the customer retaining ownership and disposal rights.

Once the performance obligation is fulfilled, the Company has no further obligations regarding the tools.

Cost of Revenues

Cost of revenue consists primarily of materials.

Selling and Distribution Expenses

Selling and distribution expenses includes transportation, customs declaration expenses, advertising expenses and testing charges.

General and Administrative Expenses

General and administrative expenses include management and salaries and employee benefits of office staffs, depreciation for office facility and office equipment, travel and entertainment, legal and accounting, motor vehicle expenses, rental expenses and other office expenses.

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income Tax

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated and combined financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated and combined financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company believes there were no uncertain tax positions at March 31, 2024 and 2025, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

Comprehensive Income

Comprehensive income is defined as the change in equity during the year from transactions and other events, excluding the changes resulting from investments by owners and distributions to owners, and is not included in the computation of income tax expense or benefit.

Earnings Per Share

Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

Segment Reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

The Company’s chief operating decision maker is the Chief Executive Officer, who reviews the financial information of each separate operating segment when making decisions about allocating resources and assessing the performance of the segment. Based on this evaluation, the Company has determined that it operates as a single reportable segment.

In accordance with ASC 280-10-50-21a, Note 3 presents revenues from external customers by product and geographical location.

As the Company operates as a single segment, no additional segment disclosures are provided.

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Foreign currency risk

The Company has minimal exposure to foreign currency risk as most of its transactions, assets and liabilities are principally denominated the functional currency of the entity to which they are related. The Company currently does not have a foreign currency hedging policy in respect of foreign currency transactions, assets and liabilities. The Company will monitor its foreign currency exposure closely and will consider hedging significant foreign currency exposure should the need arise.

Interest Rate Risk

The Company is exposed to interest rate risk primarily relates to the variable-rate bank loans and is mainly concentrated on the fluctuation of Hong Kong Prime Rate arising from the Company’s bank loan. The Company has not used any derivative instruments to mitigate its exposure associated with interest rate risk.

Credit Risk

The carrying amounts of the cash and bank balances, trade receivables, loan receivable and other receivables included in the consolidated and combined balance sheet represent the Company’s maximum exposure to credit risk in relation to the Company’s financial assets.

The Company has no significant concentrations of credit risk.

The credit risk on cash and bank balances is limited because the counterparties are banks with high credit-rating assigned by international credit-rating agencies.

The Company considers whether there has been a significant increase in credit risk of financial assets on an ongoing basis throughout each reporting period by comparing the risk of a default occurring as at the reporting date with the risk of default as at the date of initial recognition. It considers available reasonable and supportive forwarding looking information.

Recently Issued Accounting Pronouncements

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is not an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 3 — BUSINESS SEGMENT AND DISAGGREGATION OF REVENUE

A summary of the Company’s revenue disaggregated by major service lines and timing of revenue recognition of the years ended March 31, 2023, 2024 and 2025, respectively, are as follow:

	Year ended March 31,
	2025	2024	2023
	US$	US$	US$
Sales of finished goods	18,110,016	16,730,463	16,402,720
Sales for tooling	502,518	393,315	236,023
	18,612,534	17,123,778	16,638,743

In accordance with ASC 280, Segment Reporting (“ASC 280”), the Company has one reportable business segments. Sales are based on the countries in which the customers are from overseas including United States of America, United Kingdom and Europe. Summarized financial information concerning our geographic segments is shown in the following tables:

	Year ended March 31,
	2025	2024	2023
	US$	US$	US$
United States of America	12,810,726	12,389,864	14,854,985
United Kingdom	1,517,635	953,375	1,095,388
Europe	4,284,173	3,780,278	688,370
Others	—	261	—
	18,612,534	17,123,778	16,638,743

NOTE 4 — ACCOUNTS RECEIVABLES, NET

Accounts receivables, net consisted of the following

	As of March 31,
	2025	2024
	US$	US$
Accounts receivables – third parties	1,397,842	1,234,810
Less: allowance for credit losses	(9,927)	(9,830)
Accounts receivables, net	1,387,915	1,224,980

The following table presents the activities in the allowance for credit losses as of March 31, 2024 and 2025.

	As of March 31,
	2025	2024
	US$	US$
Balance at April 1,	9,830	11,402
Addition/(reversal)	199	(1,609)
Exchange difference in translation	(102)	37
Balance at March 31,	9,927	9,830

For the financial years ended March 31, 2024 and 2025, the Company made provision for estimated credit losses. The Company has not experienced any significant bad debt write-offs of accounts receivable in the past.

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 5 — PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	As of March 31,
	2025	2024
	US$	US$
Utility deposits	387	383
Prepayments	438,563	11,317
Other receivables	15,750	15,607
Total	454,700	27,307

NOTE 6 — LEASES

Finance leases

The Company lease office for varying periods in Hong Kong. As the majority of the leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

The Company’s lease agreements do not contain any material guarantees and restrictive covenants. The Company does not have any sublease activities. Short-term lease, defined as leases with initial term of 12 months or less, are reflected on the consolidated and combined balance sheets. For purposes of calculating lease liabilities for such leases, the Company have consolidated lease and non-lease components.

	Year ended March 31,
	2025	2024
	US$	US$
Finance lease expenses:
Amortization of right-of-use assets	157,428	182,543
Interest of lease liabilities	15,870	19,860
Total finance lease expense	173,298	202,403

The components of finance lease are as follows:

	As of March 31,
	2025	2024
	US$	US$
Right-of-use assets:
At the beginning of the year	302,367	454,300
Additions	180,208	29,123
Amortization for the year	(157,428)	(182,543)
Exchange adjustments	3,056	1,487
At the end of the year	328,203	302,367

	As of March 31,
	2025	2024
	US$	US$
Lease liabilities:
At the beginning of the year	299,086	448,028
New lease for the year	180,208	29,123
Interest on lease liabilities	15,870	19,860
Repayments of interest portion of lease liabilities	(15,870)	(19,860)
Repayments of principal portion of lease liabilities	(155,042)	(179,532)
Exchange adjustments	3,031	1,467
At the end of the year	327,283	299,086

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 6 — LEASES (cont.)

	As of March 31,
	2025	2024
	US$	US$
Lease liabilities are classified as:
Current liabilities	175,315	110,513
Non-current liabilities	151,968	188,573
	327,283	299,086

Other information about the Company’s lease is as follows:

	Year ended March 31,
	2025	2024
	US$	US$
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in finance lease	170,912	199,392
Right-of-use assets obtained in exchange for new finance lease liabilities	180,208	29,123
Weighted-average remaining lease term – finance	2 years	2 years
Weighted average discount rate – finance	5.625%	5.125%

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities as of March 31, 2024 and 2025:

	As of March 31,
	2025	2024
	US$	US$
Year ending March 31,
2025	-	122,697
2026	188,178	92,022
2027	140,552	92,022
2028	15,488	15,337
Total undiscounted lease payments	344,218	322,078
Less: future finance charges	(16,935)	(22,992)
	327,283	299,086

NOTE 7 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	As of March 31,
	2025	2024
	US$	US$
At cost
Leasehold improvement	486,057	481,324
Office equipment	2,743	2,716
Furniture and fixtures	44,354	43,922
Computer and equipment	16,289	12,607
Motor vehicles	41,301	40,899
	590,744	581,468
Less: Accumulated depreciation and amortization	(339,923)	(220,803)
Property, plant and equipment, net	250,821	360,665

Depreciation expenses for the financial years ended March 31, 2024 and 2025 were approximately US$115,810 and US$116,528, respectively.

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 8 — BANK BORROWINGS

			As of March 31,
	Term of repayments	Effective interest rate	2025	2024
			US$	US$
SME instalment loan	5 years	9.22%	23,919	113,677
SME instalment loan	5 years	7.56%	414,490	507,751
SME instalment loan	3 years	2.75%	600,784	—
Bank borrowings – current and portion			1,039,193	621,428

	As of March 31,
	2025	2024
	US$	US$
Representing:
Within 12 months	184,334	187,288
Over 1 year	854,859	434,140
	1,039,193	621,428

As of March 31, 2025, bank borrowing as obtained from a financial institution in Hong Kong, which bear annual interest at a fixed rate from 7.56% to 9.22% and are repayable by monthly instalments from 3 years to 5 years. The Company’s bank borrowings are guaranteed loans with other terms and conditions.

Interest related to the bank borrowings was approximately US$35,673 and US$60,541 for the financial year ended March 31, 2024 and 2025, respectively.

NOTE 9 — ACCOUNTS PAYABLES, OTHER PAYABLES AND CONTRACT LIABILITIES

	As of March 31,
	2025	2024
	US$	US$
Accounts payable	1,716,216	987,666
Accrued expenses	168,170	8,631
Contract liabilities	430,735	518,441
	2,315,121	1,514,738

The Company records contract liabilities from customers when cash payments are received or due in advance of performance.

NOTE 10 — AMOUNTS DUE FROM/(TO) RELATED PARTIES

		As of March 31,
Name of related parties	Relationship	2025	2024
		US$	US$
K-Mark Industrial Limited	Related company with common directors and shareholders	(503)	(1,220,097)
Goldin Enterprise Limited	Related company with common directors and shareholders	-	12,583
Bright Forward Technology Limited	Related company with common directors and shareholders	(446,519)	(1,022,484)
Remarkable Group Holdings Limited	Related company with common directors and shareholders	-	(82,907)
Kwok Yiu Keung	Director and shareholder of the Company	-	(153,066)
		(447,022)	(2,465,971)

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 10 — AMOUNTS DUE FROM/(TO) RELATED PARTIES (cont.)

	As of March 31,
	2025	2024
	US$	US$
Representing:
Amounts due from related parties	-	12,583
Amounts due to related parties	(447,022)	(2,478,554)
	(447,022)	(2,465,971)

The amounts due from/(to) related parties are unsecured, interest-free and repayable on demand.

NOTE 11 — SHAREHOLDERS’ EQUITY

Ordinary shares

The Company was established under the laws of the BVI on December 2, 2024, with authorized share of 500,000,000 ordinary shares of par value US$0.0001 each. As of the date of this Annual Report, we are authorized to issue a maximum of 500,000,000 shares consisting of either Ordinary Shares or preferred shares with par value of US$0.0001 per share. As of the date of this Annual Report, there are 19,500,000 Ordinary Shares issued and outstanding.

As at March 31, 2024 and 2025, the paid-in capital of the Company was HK$3.00.

Dividend Distribution

On March 31, 2025 and 2024, the Company did not announced any distribution of an interim dividend to the shareholders.

NOTE 12 — PROFIT BEFORE INCOME TAX EXPENSES

Income before tax expenses has arrived after charging/(crediting):

	Year ended March 31,
	2025	2024	2023
	US$	US$	US$
Depreciation of property, plant and equipment	116,528	115,810	92,639
Amortisation of right-of-use assets	157,428	182,543	133,411
Directors’ remuneration	186,113	222,347	218,067

Staff costs (excluding directors’ remuneration):
Salaries and other benefits	264,972	418,370	468,347
Staff welfare	3,105	5,830	7,701
Defined contribution retirement plan contributions	11,608	20,216	21,960
Total staff costs	279,685	444,416	498,008

NOTE 13 — INCOME TAXES

The provision for income taxes consisted of the following:

	Year ended March 31,
	2025	2024	2023
	US$	US$	US$
Current tax	67,418	159,310	19,508
Deferred income tax expenses	(14,663)	(14,663)	(4,181)
Income tax expenses	52,755	144,647	15,327

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 13 — INCOME TAXES (cont.)

Pursuant to the current rules and regulations, the BVI currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any income tax in the BVI.

K-Mark Technology is subject to Hong Kong profits tax at a rate of 16.5% on their taxable income generated from operations in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HKD 2 million and 16.5% for any assessable profits in excess of HKD 2 million (equivalent to US$255,630).

	Year ended March 31,
	2025	2024	2023
	US$	US$	US$
Income before tax expenses	540,712	1,073,176	262,798
Tax expenses at applicable rates in Hong Kong profits at tax rate of 16.5%	89,217	177,074	43,362

Tax reduction related to two-tiered profits tax regime	(21,219)	(21,089)	(20,273)
Tax incentives	(193)	(383)	(765)
Tax effect of non-taxable income	(15,050)	(10,955)	(6,997)
Income tax expense	52,755	144,647	15,327

NOTE 14 — DEFERRED TAX

The followings presented the category of deferred tax assets recognized by the Company and movements thereon:

	Accelerated/ (decelerated) Depreciation allowance	Expected credit losses	Total
	US$	US$	US$
As of April 1, 2023	(1,350)	(1,944)	(3,294)
Deferred tax (credit)/expense	(14,929)	266	(14,663)
Exchange adjustments	(4)	(6)	(10)
As of March 31, 2024	(16,283)	(1,684)	(17,967)
Deferred tax (credit)/expense	(14,696)	33	(14,663)
Exchange adjustments	(219)	(10)	(229)
As of March 31, 2025	(31,198)	(1,661)	(32,859)

NOTE 15 — CONCENTRATIONS OF RISK

The Company is exposed to the following concentration of risk:

Information about major customers by revenue

	Percentage of revenue	Revenue	Percentage of revenue	Revenue	Percentage of revenue	Revenue
	2025		2024		2023
	%	US$	%	US$	%	US$
Customer A	25.66	4,776,665	21.78	3,730,157	35.79	5,955,781
Customer B	13.12	2,441,522	22.85	3,912,105	28.29	4,706,330
Customer C	21.60	4,020,852	21.82	3,737,092	4.10	681,421
Customer F	6.22	1,158,468	3.97	680,518	5.70	98,559
Customer G	14.01	2,607,951	5.98	1,024,206	6.41	1,066,128

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 15 — CONCENTRATIONS OF RISK (cont.)

Information about major customers by accounts receivable, net

	Percentage of accounts receivable	Accounts receivable	Percentage of accounts receivable	Accounts receivable	Percentage of accounts receivable	Accounts receivable
	2025		2024		2023
	%	US$	%	US$	%	US$
Customer A	26	367,298	7	82,361	29	509,193
Customer B	30	412,889	9	113,499	42	736,654
Customer C	7	99,865	16	199,563	-	-
Customer D	0	5,999	21	255,657	3	54,809
Customer E	8	107,863	19	233,018	20	348,588
Customer F	21	290,134	11	128,701	2	27,838

Information about major suppliers by cost of revenue

	Percentage of cost of revenue	Cost of revenue	Percentage of cost of revenue	Cost of revenue	Percentage of cost of revenue	Cost of revenue
	2025		2024		2023
	%	US$	%	US$	%	US$
Supplier A	85.3	13,794,711	84.9	12,691,607	95.2	14,347,404

Information about major suppliers by accounts payable, net

	Percentage of accounts payable	Account payable	Percentage of accounts payable	Account payable	Percentage of accounts payable	Account payable
	2025		2024		2023
	%	US$	%	US$	%	US$
Supplier A	77	1,312,445	100	987,666	100	1,709,551
Supplier B	23	397,607	-	-	-

NOTE 16 — COST OF REVENUE

	Year ended March 31,
	2025	2024	2023
	US$	US$	US$
Material – finished goods	15,715,516	14,595,924	14,859,430
Material – tooling	448,823	353,332	210,789
	16,164,339	14,949,256	15,070,219

NOTE 17 — OTHER INCOME

	Year ended March 31,
	2025	2024	2023
	US$	US$	US$
Bank interest income	91,214	66,403	1,586
Government subsidy income	-	-	40,817
Exchange difference	-	189,731	24,892
Total	91,214	256,134	67,295

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 18 — INTEREST EXPENSES

	Year ended March 31,
	2025	2024	2023
	US$	US$	US$
Interest on lease liabilities	15,870	19,860	21,029
Interest on bank loans	60,541	35,673	25,874
Other interest expenses	153	17	1
Total	76,564	55,550	46,904

NOTE 19 — RELATED PARTY TRANSACTIONS

Apart from the transactions and balances as disclosed in notes 10 and 20, during the years ended March 31, 2025 and 2024, the Company had the following transactions with its related parties:

			Year ended March 31
Name of related party	Relationship	Nature of transaction	2025	2024	2023
			US$	US$	US$
Bright Forward Technology Limited	Related company with common directors	Purchase of goods	1,101,629	613,242	560,269
K-Mark Industrial Limited	Related company with common directors	Purchase of goods	317,060	1,332,609	-
River Star Investment Limited	Related company with common directors	Purchase of property, plant and equipment	-	-	40,817
Goldin Enterprise Limited	Related company with common directors	Payments of lease liabilities	-	92,027	84,186
Remarkable Group Holdings Limited	Related company with common directors	Payments of short-term leases	-	-	15,307
Remarkable Group Holdings Limited	Related company with common directors	Payments of lease liabilities	-	15,338	-

NOTE 20 — FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

ASC Topic 825, Financial Instruments, requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The following summarizes the methods and significant assumptions we used in estimating our fair value disclosures for financial instruments:

●	For cash and cash equivalents, Accounts receivable, amounts due from related parties, deposits and other receivables, accounts payable, other payable and accrued liabilities and amounts due to related parties, their carrying values approximate their estimated fair values due to short-term nature of these items;

●	For bank loans and lease liabilities classified under current liabilities, their carrying values approximate their estimated fair values due to short-term nature of these items;

●	For bank loans and lease liabilities classified under non-current liabilities, their fair values are estimated by discounting scheduled future payments of principal and interest at current rates available on these financial liabilities with similar terms. The differences between their carrying values and estimated fair values are considered as insignificant.

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 21 — MAJOR NON-CASH TRANSACTIONS

During the year ended March 31, 2025, the Company the following major non-cash transaction:

●	On March 31, 2025, the Company entered into a offsetting agreement with Kwok Yiu Fai and K-Mark Industrial Limited, pursuant to which the amount due from Kwok Yiu Fai of US$536,194 was offset against the amount due from K-Mark Industrial Limited of US$536,194; and

During the year ended March 31, 2024, the Company had the following major non-cash transactions:

●	On March 31, 2024, the Company entered into a transfer agreement with Kwok Yiu Keung, Kwok Yiu Fai and K-Mark Industrial Limited, pursuant to which the amount due from River Star Investment Limited of US$1,367,829 was transferred to amount due from K-Mark Industrial Limited of US$1,367,829; and

●	On March 31, 2024, the Company entered into an offsetting agreement with K-Mark Industrial Limited and a supplier of the Company, pursuant to which the amount due from K-Mark Industrial Limited of US$2,752,680 was offset against the trade payables of US$2,752,680.

NOTE 22 — COMMITMENTS AND CONTINGENCIES

As of March 31, 2024 and 2025, the Company has no material commitments or contingencies.

NOTE 23 — SUBSEQUENT EVENTS

In accordance with ASC topic 855, Subsequent Events, which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before consolidated and combined financial statements are issued, the Company has evaluated all events or transactions that occurred after March 31, 2025, up through the date the Company issued the audited consolidated and combined financial statements. During the period, the Company did not have any material subsequent events other than disclosed above.