Form 20-F
period 2026-03-31
K-TECH SOLUTIONS CO LTD
filed 2026-08-12
CIK 2049187

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

Kwok Yiu Keung

Chief Executive Officer

Unit A, 7/F., Mai On Industrial Building,

17-21 Kung Yip street, Kwai Chung,

New Territories, Hong Kong

Tel: +852 2741 3165

(Name, telephone, email and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares	KMRK	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

On March 31, 2026, there were 21,100,000 Ordinary Shares issued and outstanding, consisting of 16,600,000 Class A ordinary shares and 4,500,000 Class B ordinary shares.

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

We do not have any material operations of our own and we are a holding company with operations conducted in Hong Kong through our Hong Kong subsidiaries K-Mark Technology Limited, using Hong Kong dollars (“HKD”), the currency of Hong Kong. K-Tech’ reporting currency is Hong Kong dollars. This Annual Report on Form 20-F contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. The exchanges rates used for translation from HKD to US$ are ranging from 7.75 and 7.83, a pegged rate determined by the linked exchange rate system in Hong Kong.

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

ii

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

iii

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

Transfers of Cash to and From Our Subsidiaries

KTech is permitted under the laws of the BVI to provide funding to our subsidiary in Hong Kong through loans or capital contributions without restrictions on the amount of the funds. There are no restrictions or limitation on KTech’s ability to distribute earnings from its businesses, including subsidiaries, to U.S. investors.

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

We generally do not enter into long-term contracts with our customers and purchase orders we receive may fluctuate from period to period

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

We have developed a nimble and low-fixed cost business model whereby our products are mostly manufactured and supplied by Fully Starise Limited (“Fully Starise”) which represents approximately 82.42% of our cost of revenue. Fully Starise is an independent third party supplier that operates a factory in the PRC. We consider Fully Starise a reliable partner and strong back up of production capability to us whereby we have entered into long term supply agreement with Fully Starise and will expiry on December 31, 2028 to secure stable and quality supply of toy products. Due to the reliance on our business relationship with Fully Starise, any interruption of its operations, any failure of Fully Starise to accommodate our growing business demands, any termination or suspension of our cooperation terms, or any deterioration of cooperative relationships with Fully Starise may materially and adversely affect our operation. Failure by Fully Starise to provide us satisfactory products and/or services in a timely manner is likely to have material adverse effect on our business, financial condition and results of operations. There is a risk in relying on third-party supplier in that we are dependent on the supplier’s ability to produce a product which meets our quality standards and delivery requirements as well as being dependent upon the supplier’s production priorities. We do not presently have any plans to engage another supplier since Fully Starise is familiar with our products, and we are devoting our efforts to establishing our own production facilities with no assurance that we can successfully establish manufacturing facilities.

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

We do not manufacture our products and rely instead on third-party contract manufacturers. Our products are mostly manufactured and supplied by Fully Starise which represents approximately 82.42% of our cost of revenue. Despite that we have entered into long term supply agreement with Fully Starise to secure stable supply of quality products and provide product warranty to our customers, our reliance on a limited number of third-party contract manufacturers increases the risk of supply disruption. If we experience significant increased demand, or need to replace an existing manufacturer, there can be no assurance that additional manufacturing capacity will be available when required on terms that are acceptable to us, or at all, or that any supplier or manufacturer would allocate sufficient capacity to us in order to meet our requirements or fill our orders in a timely manner. We allocate production orders among our suppliers based on the manufacturers’ capability, capacity and cost, but there is no assurance that we will be able to utilize capable manufacturers that have capacity at reasonable costs. Even if we are able to diversify our suppliers, we may encounter delays in production and added costs as a result of the time it takes to train our suppliers and manufacturers in our methods, products and quality control standards. Delays related to supplier changes could also arise due to an increase in shipping times if new suppliers are located farther away from our markets or from other participants in our supply chain. Any delays, interruption or increased costs in the supply of toy products could have an adverse effect on our ability to meet customer demand for our products and result in lower net sales and income from operations, both in the short and long term. During the two years ended March 31, 2026, we did not encounter any supply disruption due to such reliance on a limited number of third-party suppliers.

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

For the years ended March 31, 2026 and 2025, revenue from top five customers of our Group accounted for approximately 82.60% and 80.61% of our Group’s total revenue. Increasing the growth and profitability of our business is particularly dependent upon our ability to retain existing customers and capture additional customers. Our ability to do so is dependent upon our ability to provide high quality products and offer competitive prices. If we are unable to execute these tasks effectively, we may not be able to attract a significant number of new customers and our existing customer base could decrease, including the loss of a significant customer, either or all of which could have an adverse impact on our revenues.

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

As at March 31, 2026 and 2025, our Group had accounts receivable of US$988,736 and US$1,387,915, respectively. We do not have access to all the information necessary to form a comprehensive view on the creditworthiness. The complete financial and operational conditions of customers are not always available to us, and we may not be in any position to obtain such information. As a result, if any of our major customers experiences any financial difficulty and fail to settle the outstanding amounts due to us in accordance with the agreed credit terms, our working capital position may be adversely affected.

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

We rely on bank loans to finance our operations. Our total borrowings were approximately US$844,295 and US$1,039,193 as at March 31, 2026 and 2025, respectively.

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

In addition, our finance costs were US$44,143 and US$60,694, or approximately 12.79% and 11.22% of our profit before income tax for the years ended March 31, 2026 and 2025, respectively. Since we rely on these facilities to finance our operations, any increase in interest rates on facilities extended to us may have a material and adverse impact on our financial performance.

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

Before IPO, we were a private company with limited accounting personnel and resources to address our ICFR. Our management has not completed an assessment of the effectiveness of our ICFR and our independent registered public accounting firm has not conducted an audit of our ICFR. However, in connection with the audits of our CFS for the years ended March 31, 2026 and 2025, we and our independent registered public accounting firm identified material weaknesses in our ICFR as well as other control deficiencies for the above mentioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in ICFR. There is a reasonable possibility that a material misstatement in our annual or interim financial statements may not be prevented or detected on a timely basis. The material weakness identified is related to (i) inadequate segregation of duties for certain key functions due to limited staff and resources; and (ii) a lack of qualified personnel who are knowledgeable in U.S. GAAP and pertinent SEC reporting requirements; and (iii) a lack of well-established policies and procedures to ensure timely account reconciliations, review and detection of errors or inaccuracies in the Company’s consolidated and combined financial statements.

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

As of the date of this Annual Report, our Controlling Shareholders hold 79.8% or more of our issued and outstanding Ordinary Shares or 95.0.0% of the total voting power if the underwriters do not exercise their over-allotment option (or 75.7% of our issued and outstanding Shares or 91.5% of the total voting power if the underwriters exercise their over-allotment option). As a result, these shareholders will be able to control the management and affairs of our Company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Class A Shares as part of a sale of us or our assets, and might affect the prevailing market price of our Class A Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

We are a “controlled company” within the meaning of the Nasdaq Listing Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

On December 2, 2024, Mr. Kwok Yiu Fai, Mr. Kwok Yiu Keung and Mr. Kwok Yiu Wah entered into an Acting in Concert Agreement pursuant to which they undertake that following the completion of the IPO, the controlling shareholders shall act in concert in relation to all matters that require the decisions of the shareholders of the Company. As a result of the Acting in Concert Agreement, our Controlling Shareholders collectively control 91.9% of the total voting power upon the completion of the IPO. As a result of the Acting in Concert Agreement, our Controlling Shareholders hold a majority of the voting power of KTech and upon the completion of the IPO, we become a “controlled company” as defined under the Nasdaq Listing Rules. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our Board of Directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. However, following the IPO, we voluntarily have an independent directors and our audit committee consists of three independent directors.

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

Our Company adopted an employee share incentive plan in 2026, for the purpose of granting share-based compensation awards, in an aggregate amount of up to 10% of our issued and outstanding Class A Shares following the IPO, to our employees, directors and consultants to incentivize their performance and align their interests with ours. Under the said plan, we expect to be permitted to issue options to purchase or share awards of up to 1,500,000 Class A Shares. As of the date of this Annual Report, we have not awarded any shares and no options to purchase Class A Shares have been exercised and no Class A Shares have been issued upon exercised vested options, in each case under the said plan. As a result of these grants and potential future grants, we expect to continue to incur significant share-based compensation expenses in the future. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our statements of profit or loss and other comprehensive income. The expenses associated with share-based compensation will decrease our profitability, perhaps materially, and the additional securities issued under share-based compensation plans will dilute the ownership interests of our shareholders. However, if we limit the scope of our share-based compensation plan, we may not be able to attract or retain key personnel who expect to be compensated by options.

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

Risks Related to Doing Business in Hong Kong

Although the audit report included in this Annual Report is prepared by auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the NASDAQ Capital Market, may determine to delist our securities. Furthermore, on December 29, 2022 the AHFCA Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before our Class A Shares may be prohibited from trading or delisted.

The audit report included in this Annual Report was issued by Privatco CPA Limited (“Privatco”), a Hong Kong-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing Privatco in the future or of engaging any auditor not subject to regular inspection by the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. The PCAOB is currently unable to conduct inspections in mainland China and Hong Kong without the approval of the PRC authorities. Currently, our U.S. auditor’s audit work for us can be inspected by the PCAOB and our auditor has no auditor’s work papers in mainland China as of the date of this Annual Report. We also have no operations in mainland China. However, if there is significant change to current political arrangements between mainland China and Hong Kong, companies operating in Hong Kong like us may face similar regulatory risks as those operated in the PRC and we cannot assure you that our auditor’s audit work for us will continue to be able to be inspected by the PCAOB. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB could result in a lack of assurance that our financial statements and disclosures are adequate and accurate.

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

As part of a continued regulatory focus in the U.S. on access to audit and other information currently protected by national law, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm for such issuers completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges Act prescribes increased disclosure requirements for these issuers and, beginning in 2026, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets.

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

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. Our registered public accounting firm, Privatco CPA Limited, a Hong Kong-based independent registered public accounting firm.

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

On August 26, 2022, CSRC, the Ministry of Finance of the PRC and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in mainland China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. There can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between mainland China and Hong Kong or if any component of our auditor’s work papers become located in mainland China in the future. Delisting of our Class A Shares would force holders of our Class A Shares to sell their Class A Shares. The market price of our Class A Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

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

Our current auditor, Privatco CPA Limited, an independent public accounting firm registered with the PCAOB and appointed by the Company on May 11, 2026, is headquartered in Hong Kong. We have no current intention of engaging any auditor not subject to regular inspection by the PCAOB. Furthermore, the PCAOB is able to inspect the audit workpapers of our Hong Kong subsidiaries, as such workpapers are electronic files possessed by our auditor. However, uncertainties still exist as to whether the PCAOB will have continued access for complete inspections and investigations in the future. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations if needed.

The lack of access to the PCAOB inspection in mainland China and Hong Kong prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in the mainland China and Hong Kong. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in the mainland China and Hong Kong makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of the mainland China and Hong Kong that are subject to the PCAOB inspections, which could cause existing and potential investors in our Class A Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. While our current auditor is subject to the PCAOB inspection, in the event the PCAOB later determines that it is unable to inspect or investigate it completely, then such lack of inspection could cause the Company’s securities to be delisted from the U.S. stock exchange.

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

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

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

Our auditor, Privatco, is an independent registered public accounting firm that issues the audit report included elsewhere in this Annual Report. As an auditor of companies traded publicly in the U.S. and a firm registered with the PCAOB, it is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor in relation to our U.S. listing. However, there is no assurance that future audit reports will be prepared by auditors able to be inspected by the PCAOB and therefore, in the future, you may be deprived of the benefits of such inspection. As such, trading in our securities may be prohibited under the HFCA Act if the PCAOB determines that it cannot inspect or investigate completely our auditor, and as a result our securities may be delisted. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future which would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong, the PCAOB Board will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCA Act.

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

Our Hong Kong operating subsidiary’s business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and mainland China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on our Hong Kong operating subsidiary.

Economic conditions in Hong Kong and mainland China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect our current customers’ and potential customers’ businesses, and have a negative impact on our Hong Kong operating subsidiary’s business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

Currently, all of our operations are conducted in Hong Kong and all of our assets are located outside the U.S. A majority of our directors and officers are Hong Kong nationals or residents and a substantial portion of their assets are located outside the U.S. in Hong Kong. As such, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the Annual Report. While judgments entered in the U.S. can be enforced in Hong Kong under common law, if you want to enforce a U.S. judgment in Hong Kong, it must be a final judgment, conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not involving taxes, fines, penalties or similar charges. Further, the proceedings in which the judgment was obtained cannot be contrary to natural justice, and the enforcement of the judgment cannot be contrary to Hong Kong public policy. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. In addition, should the PRC choose to exercise regulatory control over Hong Kong or otherwise impose PRC laws over Hong Kong, the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the BVI and many other countries and regions. Therefore, recognition and enforcement in the PRC of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. For more information regarding the relevant laws of the BVI and Hong Kong, see “Enforceability of Civil Liabilities” in our Prospectus.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a BVI business company and substantially all of our assets are located outside of the U.S. In addition, all of our current directors and officers are nationals and residents of countries other than the U.S. Substantially all of the assets of these persons are located outside the U.S. and primarily in Hong Kong, where each of our directors are located. A judgment of a United States court for civil liabilities predicated upon the federal securities laws of the United States may not be enforceable in or recognized by the courts of the jurisdictions where our directors and officers reside, and the judicial recognition process may be time-consuming. It may be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against our officers and directors. There is uncertainty as to whether the courts of Hong Kong would: (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S.; or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S. As a result, it may be difficult for a shareholder to effect service of process within the U.S. upon these persons or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S. Even if you are successful in bringing an action of this kind, the laws of the BVI may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the BVI, see “Enforceability of Civil Liabilities” in our Prospectus. As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the U.S.

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

Recent Developments

On February 26, 2026, K-Tech Solutions Company Limited (the “Company”) entered into a memorandum of understanding (the “Memorandum of Understanding”) with Boardware Intelligence Technology Limited, the shares of which are listed on the Hong Kong Stock Exchange Limited (stock code: 1204) (“Boardware”), to establish cooperation framework in the development of Boardware’s Brain Computing Interface projects, the Barco Ecosystem and Barco hardware wearables.

On February 26, 2026 , KMT, a subsidiary of the Company incorporated in Hong Kong, entered into a strategic joint venture agreement and a supplemental joint venture agreement, respectively, with Aurora AZ Energy Ltd. (“Aurora”), a company incorporated in Calgary, Canada, to form a joint venture to develop, own, finance, construct, operate and maintain crypto mining, artificial intelligence, and high-performance computing data centers. The joint venture will launch at Aurora’s flagship site in Alberta, where the partnership is structured across several phases that together establish a roadmap to deploy over 100MW and up to 500MW of IT capacity.

On April 24, 2026, the Company issued a press release announcing a strategic pivot into the hunting and outdoor sporting equipment sectors.

On June 11, 2026, the Company issued a press release announcing a corporate update on the previously disclosed joint venture between KMT and Aurora in relation to their development of a large-scale computing infrastructure in Alberta, Canada.

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

We have developed a nimble and low-fixed cost business model whereby our products are mostly manufactured and supplied by Fully Starise which represents approximately 82% of our cost of goods sold. Fully Starise is an independent third party supplier that operates a factory in the PRC. We consider Fully Starise a reliable partner and strong back up of production capability to us whereby we have entered into long term supply agreement with Fully Starise to secure stable and quality supply of toy products. Meanwhile, we are also currently exploring Vietnam and/or other Southeast Asian countries for potential locations for manufacturing operations. We plan to set up our own factory and manufacturing operations primarily to assemble components that we purchase from other companies. Although we plan to commence manufacturing operations, we cannot assure you that we will be able to materialize such plan and operations.

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

The average trade receivable turnover days are 22.44 and 27.21 days for the years ended March 31, 2026 and 2025, respectively. It is calculated based on the average trade receivables balance divided by the sales revenue, and multiplied by 365 days.

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

CUSTOMERS

For the years ended March 31, 2026 and 2025, we had the following customers that accounted for more than 10% of our revenue:

	For the year ended March 31,
	2026		2025
	Amount US$	%	Amount US$	%
Major customers representing more than 10% of the Company’s revenues
Customer A	2,472,101	15.30	4,776,665	25.66
Customer B	2,176,664	13.47	2,441,522	13.12
Customer C	4,788,727	29.64	4,020,852	21.60
Customer G	2,352,725	14.56	2,607,951	14.01
Total	11,794,813	72.97	13,846,990	74.39

Our customers are mainly located in North America and Europe which are brand owners of toy products. The table below set forth the breakdown of revenue by geographic market for the years ended March 31, 2026 and 2025:

	For the year ended March 31,
	2026	2025
	US$	US$
United States of America	10,078,840	12,810,726
United Kingdom	1,287,557	1,517,635
Europe	4,788,727	4,284,173
	16,155,124	18,612,534

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

For the years ended March 31, 2026 and 2025, we had the following suppliers that accounted for more than 10% of our cost of service:

	For the year ended March 31,
	2026		2025
	Amount US $	%	Amount US $	%
Major suppliers representing more than 10% of the Company’s cost of service
Supplier A	11,487,899	82.42	13,794,711	85.34
Total	11,487,899	82.42	13,794,711	85.34

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

Employees

We had 19 and 15 employees of the Company, all based in Hong Kong as at March 31, 2025 and 2024, respectively. Below is a breakdown of our employees by functions as at March 31, 2026:

As at March 31, 2026
Management	2
Design and engineering	6
Production management and quality control	1
Sales and marketing	4
Administration	6
Total	19

In general, we maintain a good working relationship with our employees and we have not experienced any material labor disputes. We value our employees and insurance agents the most and are constantly encouraging innovation, efficiency, and teamwork at the Company.

OFFICE

Our principal executive office is located in Hong Kong, whereas leased an office space from an independent third party with an aggregate area of approximately 550 square feet, with a lease term from April 1, 2025 to March 31, 2027, at a monthly rent of HK$10,000 (approximately US$1,278).

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

Minimum Wage Ordinance

The prescribed minimum hourly wage rate (currently set at HK$43.1 (approximately US$5.5) per hour) for every employee is govern by the Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (the “MWO”). Section 15 of the MWO provides that any provision of employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee under the MWO is void.

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

For the years ended March 31, 2026 and 2025, our total revenue was US$16,155,124 and US$18,612,534, respectively. Our gross profit and net income were US$2,217,625 and US$171,407, respectively, for the year ended March 31, 2026, as compared to our gross profit and net income of US$2,448,195 and US$487,957, respectively, for the year ended March 31, 2025.

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

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the years ended March 31,
	2026	2025	2024
	US$	US$	US$

Revenue	16,155,124	18,612,534	17,123,778
Cost of revenue	(13,937,499)	(16,164,339)	(14,949,256)
Gross profit	2,217,625	2,448,195	2,174,522

Operating expenses
General and administrative expenses	(1,676,068)	(1,685,383)	(1,259,841)
Selling and distribution expenses	(268,311)	(252,620)	(61,949)
Total operating expenses	(1,944,379)	(1,938,003)	(1,321,790)

Income from operations	273,246	510,192	852,732

Other income, net:
Interest income	93,863	91,214	66,403
Interest expenses	(44,143)	(60,694)	(35,690)
Other miscellaneous income	22,264	-	189,731
Total other income, net	71,984	30,520	220,444

Income before income tax expenses	345,230)	540,712	1,073,176
Income tax expenses	(173,823)	(52,755)	(144,647)
Net income	171,407	487,957	928,529

Other comprehensive income
Foreign currency translation adjustment	(31,557)	24,188	4,378
Total comprehensive income	139,850	512,145	932,907
Net Income per share attributable to ordinary shareholders Basic and diluted	0.0067	0.0263	0.0478

Revenue

For the year ended March 31, 2026, the Company’s revenue amounted to approximately US$16.2 million, representing a decrease of approximately US$2.4 million (12.9%) as compared with the corresponding year. The decrease in revenue was mainly decrease in United States of America sales from approximately US$12.8 for the year ended March 31, 2025 to approximately US$10.1 million for the year ended March 31, 2026.

For the year ended March 31, 2025, the Company’s revenue amounted to approximately US$18.6 million, representing an increase of approximately US$1.5 million (8.7%) as compared with the corresponding year. The increase in revenue was mainly an increase in United Kingdom sales from US$953,375 for the year ended March 2024 to approximately US$1,517,635 for the year ended March 31, 2025.

Costs of revenue

Our cost of revenue amounted to approximately US$13.9 million, US$16.2 million and US$14.9 million in the years ended March 31, 2026, 2025 and 2024, respectively.

The table below sets forth the breakdown of cost of revenue by service type for the years indicated.

	Year ended March 31,
	2026	2025	2024
	US$	US$	US$
Material – finished goods	13,629,947	15,715,516	14,595,924
Material – tooling	307,552	448,823	353,332
	13,937,499	16,164,339	14,949,256

Gross profit

Our gross profit decreased by approximately 8.3% i.e. from approximately US$2.4 million for the year ended March 31, 2025, to approximately US$2.2 million for the year ended March 31, 2026. The gross profit decreased mainly due to a decrease in revenue.

Our gross profit increased by approximately 12.6% i.e. from approximately US$2.2 million for the year ended March 31, 2024, to approximately US$2.4 million for the year ended March 31, 2025. The gross profit increased mainly due to an increase in revenue.

Our gross profit margin is approximately 12.7%, 13.15% and 13.7% for the year ended March 31, 2024, 2025 and 2026. The increase in gross profit margin was mainly attributable to changes in product mix and improved procurement efficiency.

General and administrative expenses

The following table sets forth the breakdown of our general and administrative expenses for the year ended March 31, 2024, 2025 and 2026:

	For the year ended March 31,
	2026	2025	2024
	US$	US$	US$
Depreciation expense	287,476	273,956	115,810
Legal and professional fee	232,081	-	-
Payroll expense	498,422	462,693	660,933
Staff welfare	5,349	3,105	5,830
Utilities expenses	8,156	9,064	7,090
Expected credit (reversal) loss	1,811	199	(1,609)
Motor expense	5,985	6,158	583
Sundry expenses	31,160	102,584	18,866
Auditor’s remuneration	216,114	493,960	4,921
Bank charges	16,597	17,662	11,339
Entertainment	137,103	135,379	126,034
Office expense	-	-	593
Insurance	16,586	15,561	11,406
Rental, rates and building management expenses	26,466	57,846	210,384
Printing and stationery	3,103	2,290	2,365
Travelling	189,659	104,926	85,296
	1,676,068	1,685,383	1,259,841

Our general and administrative expenses remained stable at approximately US$1.69 million for the year ended March 31, 2025 and approximately US$1.68 million for the year ended March 31, 2026.

Our general and administrative expenses increased by approximately 34.6% i.e. from approximately US$1.26 million for the year ended March 31, 2024 to approximately US$1.69 million for the year ended March 31, 2025.

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

Our general and administrative expenses accounted for approximately 10.4%, 9.1% and 7.4% of our total revenue for the years ended March 31, 2026, 2025 and 2024, respectively. General and administrative expense remained stable at approximately US$1.68 million for the year ended March 31, 2026 and approximately US$1.69 million for the year ended March 31, 2025. General and administrative expenses increased by approximately US$0.4 million primarily due to Auditor’s remuneration owing to IPO related external audit fee from approximately 9.9 times or US$0.49 million for the year ended March 2025, compared with US$4,921 for the year ended March 31, 2024.

Other income, net

	For the year ended March 31,
	2026	2025	2024
	US$	US$	US$
Interest income	93,863	91,214	66,403
Exchange gain (loss)	20,587	-	189,731
Other income	1,677	-	-
	116,127	91,214	256,134

Our other income is primarily represented by interest income and exchange gain (loss). Other income increased by US$24,913, from US$91,214 for the year ended March 31, 2025 to US$116,127 for the year ended March 31, 2026, primarily due to increase in exchange difference during the year ended March 31, 2026. Other income decreased by US$164,893, from US$256,134 for the year ended March 31, 2024 to US$91,214 for the year ended March 31, 2025, primarily due to decrease in exchange difference during the year ended March 31, 2025.

Income Tax Expense

We are not subject to any income tax in the BVI pursuant to the rules and regulations in the BVI, but our subsidiaries are subject to Hong Kong profits tax. Our income tax expense was US$173,823 for the year ended March 31, 2026, increasing from US$52,755 for the year ended March 31, 2025, due to the tax effect and under provision in prior financial year and US$52,755 for the year ended March 31, 2025 compared from US$144,647 for the year ended March 31, 2024, due to the lower pre-tax profit base in 2024. The effective tax rate for the years ended March 31, 2026, 2025 and 2024 was 23.4%, 9.8% and 13.5%, respectively.

The change in our effective income tax rate was driven by assessable profit that the tax rate is 16.5% under the two-tiered profits tax regime in which income tax was charged at the rate of 8.25% on the first US$256,410 (equivalent to HKD2 million) profit and at the rate of 16.5% thereafter.

Net Income

As a result of the foregoing, we reported net income of approximately US$0.17 million for the year ended March 31, 2026, representing a decrease of approximately US$0.32 million from net income of approximately US$0.49 million for the year ended March 31, 2025.

As a result of the foregoing, we reported net income of approximately US$0.49 million for the year ended March 31, 2025, representing a decrease of approximately US$0.44 million from net income of approximately US$0.93 million for the year ended March 31, 2024.

B. Liquidity and capital resources

Our use of cash was primarily related to operating activities and payment for offering cost in the years ended March 31, 2026, 2025 and 2024. We have historically financed our operations primarily through our cash flow generated from our operations and bank borrowings.

The table below sets forth our cash flows for the years ended March 31, 2026, 2025 and 2024.

	For the year ended March 31,
	2026	2025	2024
Net cash generated from/(used in) operating activities	847,514	(1,468,037)	2,694,487
Net cash used in investing activities	(221)	(3,546)	-
Net cash generated from financing activities	4,002,129	410,177	346,485
Effect of foreign exchange rate on cash	(70,259)	10,402	7,477
Net change in cash and cash equivalents	4,779,163	(1,051,004)	3,048,449

Cash generated from/(used in) operating activities

Our cash flow from operating activities was principally receipt of payments for our design, development, testing and sales of diverse portfolio of toy products, whereas our outflow from operating activities is principally for materials payable to suppliers, payment of salaries and employee benefits, rental expenses and general and administrative expenses.

Net cash generated from/(used in) operating activities reflects our net income adjusted for non-cash items, including non-cash operating lease expense, depreciation, deferred tax expenses, reversal of credit loss, and changes in working capital items including accounts receivable, prepayment and other deposits, accounts payable, accrued expenses and other payables, income taxes payable.

For the year ended March 31, 2026, net cash generated from operating activities was approximately US$0.8 million, reflecting a temporary strain on liquidity despite positive net income of approximately US$0.17 million. Operating cash flows benefited from a decrease in accounts receivable of approximately US$0.4 million, driven by improved collection efforts and lower sales volume in the latter part of the year, which reduced outstanding customer balances, an increase in prepayments, deposits and other receivable of approximately 0.4 million, a decrease in accounts payable of approximately US$0.2 million provided a modest source of cash, as the company strategically managed payment terms with suppliers. However, these inflows were outweighed by other working capital needs, resulting in a net cash inflow from operations.

For the year ended March 31, 2025, net cash used in operating activities was approximately US$1.46 million, reflecting a temporary strain on liquidity despite positive net income of approximately US$0.54 million. Operating cash flows benefited from a decrease in accounts receivable of approximately US$0.43 million, driven by improved collection efforts and lower sales volume in the latter part of the year, which reduced outstanding customer balances. Additionally, an increase in accounts payable of approximately US$0.73 million provided a modest source of cash, as the company strategically managed payment terms with suppliers. However, these inflows were outweighed by other working capital needs, resulting in a net cash outflow from operations.

For the year ended March 31, 2024, net cash generated from operating activities was approximately US$2.6 million, reflecting the company’s ability to generate positive cash flow despite working capital fluctuations. Operating cash flows benefited from net income of approximately US$0.93 million, supported by an increase in accounts payable of approximately US$2.0 million, which was primarily driven by extended payment terms with key suppliers to optimize liquidity. Additionally, an increase in amounts due to related parties of approximately US$1.8 million contributed to cash inflows, reflecting higher short-term financing from affiliated entities. However, these positive factors were partially offset by an increase in accounts receivable of approximately US$0.54 million, largely due to higher sales in the latter part of the fiscal year, resulting in a temporary buildup of outstanding customer balances. These working capital movements highlight the company’s focus on managing supplier relationships and leveraging related-party financing while navigating revenue growth.

Cash used in investing activities

For the year ended March 31, 2026, cash used in investing activities was US$221. which consisted of purchase of PPE was US$221. For the year ended March 31, 2025, cash used in investing activities was US$3,546. which consisted of purchase of US$3,546. For the year ended March 31, 2024, no cash generated from/(used in) investing activities.

Cash generated from financing activities

For the year ended March 31, 2026, cash generated from financing activities amounted to approximately US$4.0 million, which primarily consisted of proceeds from fundraising of approximately US$4.2 million.

For the year ended March 31, 2025, cash generated from financing activities amounted to approximately US$0.4 million, which primarily consisted of proceeds from bank borrowing of approximately US$0.6 million followed by principal and repayments of bank borrowings with interest of approximately US$0.2 million.

For the year ended March 31, 2024, cash generated from financing activities amounted to approximately US$0.3 million, which consisted of proceeds from bank loans of approximately US$0.5 million, repayment of bank borrowing of approximately US$0.2 million.

CONSOLIDATED AND COMBINED BALANCE SHEETS

	As of March 31,
	2026	2025
	US$	US$
Assets
Current assets:
Cash and cash equivalents	9,152,503	4,373,256
Accounts receivable, net	988,736	1,387,915
Tax refundable	47,425	97,858
Prepayments, deposits and other receivable	33,096	454,700
Total current assets	10,221,760	6,313,729

Liabilities
Current liabilities:
Bank loans	175,439	184,334
Accounts payable	1,530,777	1,716,216
Other payables and accrued liabilities	178,397	172,042
Contract liabilities	576,284	430,735
Amounts due to related parties	176,153	447,022
Lease liabilities under operating leases	135,073	175,315
Total current liabilities	2,772,123	3,125,664

Net Current Assets	7,449,637	3,188,065

Accounts receivable, net

Accounts receivable represented receivables from our customers arising from our services. We generally grant our customers a credit period typically ranging from 0 to 60 days, depending on their reputation and transaction history. Our accounts receivable, net decreased by 28.8% to US$1.0 million as of March 31, 2026, from US$1.4 million as of March 31, 2025 as a result of extending repayment periods for old customers to maintaining a positive and supportive relationship with the customers.

Amounts due (to)/ from related parties

		As of March 31,
Name of related parties	Relationship	2026	2025
		US$	US$
K-Mark Industrial Limited	Related company with common directors and shareholders	(498)	(503)
Bright Forward Technology Limited	Related company with common directors and shareholders	(175,655)	(446,519)
		(176,153)	(447,022)

	As of March 31,
	2026	2025
	US$	US$
Representing:
Amounts due from related parties	-	-
Amounts due to related parties	(176,153)	(447,022)
	(176,153)	(447,022)

The amounts due from/(to) related parties are unsecured, interest-free and repayable on demand.

Prepayments, deposits and other receivable

Prepayments, deposits and other receivable consisted mainly of utility deposits, prepayment and other receivables. Prepayments, deposits and other receivable decreased from US$454,700 as of March 31, 2025 to US$33,096 as of March 31, 2026, mainly due to incurrence in prepayments towards IPO related professional fees.

Dividend paid

There was no dividend declared or paid during the years ended March 31, 2025 and 2026.

Contractual Obligations

The following table summarizes our contractual obligations as of March 31, 2026:

	Payment due by period
	Less than 1 year	1 to 3 years	More than 3 years	Total
Borrowings	175,439	668,856	-	844,295
Lease obligation	135,073	15,222	-	150,295

The following table summarizes our contractual obligations as of March 31, 2025:

	Payment due by period
	Less than 1 year	1 to 3 years	More than 3 years	Total
Borrowings	184,334	176,122	678,737	1,039,193
Lease obligation	175,315	136,577	15,391	327,283

Off-balance Sheet Arrangement

We had not entered any material off-balance sheet transactions and arrangements during the years ended March 31, 2025 and 2026.

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

Interest rate risk

As of March 31, 2026 and 2025, we had outstanding bank loans of approximately US$0.8 million and US$1.0 million, respectively, which are payable within one year and approximately US$0.2 million, over one year. The bank loans bore effective interest rates between 7.56% and 9.22%. Our exposure to interest rate risk primarily relates to the interest rate on our outstanding short-term loans which are payable within one year. Our deposited cash raised by the IPO can earn income, on the other hand. We have not been exposed to material risks due to changes in interest rates. An increase, however, may raise the cost of any debt we incur presently and, in the future, and result in an adverse impact on our income.

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

The Company had allowance for expected credit losses on accounts receivable of US$11,545 and US$9,927 as of March 31, 2026 and 2025, respectively.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position
Kwok Yiu Keung	51	Director and Chief Executive Officer
Kwok Yiu Wah	41	Chairman and Chief Financial Officer
Hui Suk Man	47	Director and Chief Operating Officer
Kwok Tsz Him	20	Director
Ho Shing Hei Dodge	41	Independent Director
Lee Chun Man	40	Independent Director
Ip Hok To	40	Independent Director

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

For the years ended March 31, 2026 and 2025, we paid an aggregate compensation of US$124,998 and US$186,113, respectively, in cash (including salaries, bonus and mandatory provident fund contributions) to our executive officers and directors. Our Hong Kong subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund. We have also not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

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

Equity Compensation Plan Information

As of the date of this Annual Report, we adopted the 2025 Equity Incentive Plan, under which we may grant share-based awards. We registered 3,300,000 Class A Shares under the plan on a Form S-8 filed on December 1, 2025. As of the date of this Annual Report, we have granted an aggregate of 3,300,000 Class A Shares under the plan to three individuals, Mr. Kwok, Chiu Kwong, Mr. Kwok, Tsz Long, and Mr. Kwok, Jayden.

Outstanding Equity Awards at Fiscal Year-End

As of March 31, 2026, we had no outstanding equity awards.

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

Beneficial ownership of our Shares is determined in accordance with the SEC rules. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. We do not have any options or warrants that are outstanding. The percentage of Shares beneficially owned after the offering is based on the number of Shares issued and outstanding as at the date of this Annual Report.

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

During and after the last completed fiscal year ended March 31, 2026, the Company was not required to prepare an accounting restatement, or any accounting restatement that required recovery of erroneously awarded compensation pursuant to the Company’s compensation recovery policy required by the Nasdaq listing rules, and there was no outstanding balance as of the end of the last completed fiscal year of erroneously awarded compensation to be recovered from the application of the policy to any prior restatement.

(1)	Except as otherwise indicated below, the business address for our directors and executive officers is at Unit A, 7/F, Mai On Industrial Building, 17-21 Kung Yip Street, Kwai Chung, New Territories, Hong Kong.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B. Related Party Transactions

During the year, we have engaged in the following transactions with our directors, executive officers, or holders of more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties:

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

Balance With Related Parties

Summary of Related Party Transactions:

Included in the Company’s cost of revenue for the years ended March 31, 2026, 2025 and 2024 is US$878,910, US$1,418,689 and US$2,206,282 from related parties, respectively. The details are as follows:

Name of related parties	2026	2025	2024
Bright Forward Technology Limited	878,910	1,101,629	613,242
K-Mark Industrial Limited	-	317,060	1,332,609
Goldin Enterprise Limited	-	-	92,027
Remarkable Group Holdings Limited	-	-	15,338
Due to Kwok Yiu Keung	-	-	153,066
Total	878,910	1,418,689	2,206,282

Employment Agreements

See “Item 6. Directors, Senior Management and Employees-C. Board Practices-Agreements with Named Executive Officers.”

Share Incentive Plan

As of the date of this Annual Report, we adopted the 2025 Equity Incentive Plan, under which we may grant share-based awards. We registered 3,300,000 Class A Shares under the plan on a Form S-8 filed on December 1, 2025. As of the date of this Annual Report, we have granted an aggregate of 3,300,000 Class A Shares under the plan to three individuals, Mr. Kwok, Chiu Kwong, Mr. Kwok, Tsz Long, and Mr. Kwok, Jayden.

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

No dividend was approved and declared during the year ended March 31, 2026 and 2025.

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

The Class A ordinary shares were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “KMRK” on July 16, 2025.

On February 26, 2026, the Company entered into a memorandum of understanding (the “Memorandum of Understanding”) with Boardware Intelligence Technology Limited, the shares of which are listed on the Hong Kong Stock Exchange Limited (stock code: 1204) (“Boardware”), to establish cooperation framework in the development of Boardware’s Brain Computing Interface projects, the Barco Ecosystem and Barco hardware wearables.

On February 26, 2026 , KMT, a subsidiary of the Company incorporated in Hong Kong, entered into a strategic joint venture agreement and a supplemental joint venture agreement, respectively, with Aurora AZ Energy Ltd. (“Aurora”), a company incorporated in Calgary, Canada, to form a joint venture to develop, own, finance, construct, operate and maintain crypto mining, artificial intelligence, and high-performance computing data centers. The joint venture will launch at Aurora’s flagship site in Alberta, where the partnership is structured across several phases that together establish a roadmap to deploy over 100MW and up to 500MW of IT capacity.

On April 24, 2026, the Company issued a press release announcing a strategic pivot into the hunting and outdoor sporting equipment sectors.

On May 11, 2026, the Company dismissed Audit Alliance LLP (“Audit Alliance”) and appointed Privatco CPA Limited (“Privatco”) as its independent registered public accounting firm, effective on the same day (the “Change of Auditor”). The Change of Auditor was made after careful consideration and evaluation by the Company and has been approved by the audit committee of the board of directors of the Company. The Company’s decision to make the Change of Auditor was not the result of any disagreement between the Company and Audit Alliance on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

On June 11, 2026, the Company issued a press release announcing a corporate update on the previously disclosed joint venture between KMT, a subsidiary of the Company incorporated in Hong Kong, and Aurora in relation to their development of a large-scale computing infrastructure in Alberta, Canada.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Class A Shares are listed on the Nasdaq Capital Market under the symbol “KMRK.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Shares are listed on the Nasdaq Capital Market under the symbol “KMRK”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

As of the date of this Annual Report, we are authorized to issue 500,000,000 ordinary shares with a par value of US$0.0001 each comprising (a) 495,500,000 Class A Shares with a par value of US$0.0001 each; and (b) 4,500,000 Class B Shares with a par value US$0.0001 each. As of March 31, 2026, there were 21,100,000 Ordinary Shares issued and outstanding.

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

Interest rate risk

As of March 31, 2026 and 2025, we had outstanding bank loans of approximately US$0.2 million, which are payable within one year and approximately US$0.7 million and US$0.8 million, respectively, over one year. The bank loans bore effective interest rates between 7.56% and 9.22%. Our exposure to interest rate risk primarily relates to the interest rate on our outstanding short-term loans which are payable within one year. Our deposited cash raised by the IPO can earn income, on the other hand. We have not been exposed to material risks due to changes in interest rates. An increase, however, may raise the cost of any debt we incur presently and, in the future, and result in an adverse impact on our income.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures Evaluation

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2026. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of March 31, 2026, were not effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as March 31, 2026 due to a material weakness identified in our internal control over financial reporting as described above.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

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

To address the identified material weakness stemming from the audit of our consolidated and combined financial statements for the year ended March 31, 2026, we intend to implement various measures, including the hiring of additional accounting personnel to enhance the financial reporting function and the establishment of a financial and system control framework. We also intend to initiate regular U.S. GAAP and SEC financial reporting training programs for our accounting and financial personnel. Moreover, we are in the process of developing and implementing a set of policies and procedures for period-end financial reporting. However, we cannot provide assurance that these measures will be entirely effective in remediating the material weakness in a timely manner or at all.

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted our code of business conduct and ethics, a code that applies to members of the board of directors including its chairman and other senior officers, including the chief executive officer, the chief financial officer and the chief operations officer. See Exhibit 11.1 for this Annual Report for the Code of Business Conduct and Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed to the Company for the fiscal years ended March 31, 2026 and 2025 by the Company's independent registered public accounting firms.

	Fiscal year ended March 31,
	2026	2025
	USD	USD
Audit Fees	$216,114	493,960
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$216,114	493,960

“Audit Fees” consist of fees billed for professional services rendered for the audit of the Company's annual consolidated financial statements, reviews of interim financial information included in filings with the Securities and Exchange Commission, services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements, and services performed in connection with capital markets transactions.

Audit fees for fiscal year 2026 were billed by Privatco CPA Limited and primarily related to the audit of the fiscal year ended March 31, 2026 and the re-audit of the Company's fiscal years ended March 31, 2025 and March 31, 2024 financial statements. Audit fees for fiscal year 2025 were billed by Audit Alliance LLP in connection with audit and audit-related services provided during the fiscal year.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On May 11, 2026, the Company dismissed Audit Alliance and appointed Privatco as its independent registered public accounting firm, effective on the same day (the “Change of Auditor”). The Change of Auditor was made after careful consideration and evaluation by the Company and has been approved by the audit committee of the board of directors of the Company. The Company’s decision to make the Change of Auditor was not the result of any disagreement between the Company and Audit Alliance on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit report of Audit Alliance on the consolidated financial statements of the Company as of and for the fiscal years ended March 31, 2025 and 2024 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. Furthermore, during the Company’s two most recent fiscal years and through May 11, 2026, there were no disagreements between the Company and Audit Alliance on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Audit Alliance’s satisfaction, would have caused Audit Alliance to make reference to the subject matter of the disagreement in connection with its report on the Company’s financial statements for such periods. During the Company’s two most recent fiscal years and through and through May 11, 2026, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses reported by management in the annual report on Form 20-F for the fiscal year ended March 31, 2025, filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 15, 2025. The material weaknesses identified was associated with a lack of adequately skilled staff possessing knowledge of generally accepted accounting principles in the United States (the “U.S. GAAP”), thereby affecting the proper adherence to U.S. GAAP and the Commission reporting and compliance requirements.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of Privatco, neither the Company, nor anyone on behalf of the Company, has consulted Privatco regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company nor oral advice was provided that Privatco concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F), or any reportable events (as described in Item 16F(a)(1)(v) of Form 20-F).

The Company provided Audit Alliance with a copy of the disclosure contained in the Form 6-K furnished on May 11, 2026 and requested that Audit Alliance furnish a letter addressed to the Securities and Exchange Commission stating whether or not it agreed with the statements made therein. A copy of Audit Alliance’s letter was filed as Exhibit 16.1 to that Form 6-K and is incorporated herein by reference to this Annual Report.

ITEM 16G. CORPORATE GOVERNANCE

Rule 5635(c) of the Nasdaq Rules requires a Nasdaq-listed company to obtain its shareholders’ approval of all equity compensation plans, including stock plans, and any material amendments to such plans. Rule 5615 of the Nasdaq Rules permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently follow and intend to continue to follow British Virgin Islands corporate governance practices in lieu of the Nasdaq corporate governance listing standards that listed companies must have a majority of independent directors serving on our board of directors or to establish a nominating committee and a compensation committee composed entirely of independent directors. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Ordinary Shares”.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated and combined financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-287391) filed with the Securities and Exchange Commission)

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-287391) filed with the Securities and Exchange Commission)

2.2*	Description of Securities

4.1	Underwriting Agreement dated July 15, 2025 (incorporated by reference to Exhibit 1.1 of our Form 6-K filed with the Securities and Exchange Commission on July 16, 2025)

8.1	List of Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (File No. 333-287391) filed with the Securities and Exchange Commission)

10.1	Tenancy Agreement, dated March 1, 2025, as between Best Mark International Holdings Limited and K-Mark Technology Limited (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-287391) filed with the Securities and Exchange Commission)

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-287391) filed with the Securities and Exchange Commission)

11.2	Insider Trading Policy of the Company (incorporated by reference to Exhibit 99.2 of our Registration Statement on Form F-1 (File No. 333-287391) filed with the Securities and Exchange Commission)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

16.1	Letter of Audit Alliance LLP to the U.S. Securities and Exchange Commission dated May 11, 2026 (incorporated by reference to Exhibit 16.1 of our Form 6-K filed with the Securities and Exchange Commission on May 11, 2026)

97.1	Clawback Policy of the Company (incorporated by reference to Exhibit 99.3 of our Registration Statement on Form F-1 (File No. 333-287391) filed with the Securities and Exchange Commission)

101	Inline XBRL Document.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

K-Tech Solutions Company Limited

By:	/s/ Kwok Yiu Keung
Name:	Kwok Yiu Keung
Title:	Chief Executive Officer

Date: August 12, 2026

K-TECH SOLUTIONS COMPANY LIMITED

CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

MARCH 31, 2026 AND 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY

Opinion on the Financial Statements

We have audited the accompanying consolidated and combined balance sheets of K-Tech Solutions Company Limited and its subsidiary (collectively referred to as the “Company”) as of March 31, 2026 and 2025, and the related consolidated and combined statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the years ended March 31, 2026, 2025 and 2024 and the related notes to the financial statements (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for the years ended March 31, 2026, 2025 and 2024 in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Privatco CPA Limited

Hong Kong

We have served as the Company’s auditor since 2026.

August 12, 2026

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY

CONSOLIDATED AND COMBINED BALANCE SHEETS

	As of March 31,
	2026	2025
	US$	US$
Assets
Current assets:
Cash and cash equivalents	9,152,503	4,373,256
Account receivable, net	988,736	1,387,915
Tax refundable	47,425	97,858
Prepayments, deposits and other receivable	33,096	454,700
Total current assets	10,221,760	6,313,729

Non-current assets:
Property, plant and equipment	132,874	250,821
Right-of-use assets under - operating leases	153,828	328,203
Deferred tax assets	48,073	32,859
Total non-current assets	334,775	611,883

TOTAL ASSETS	10,556,535	6,925,612

Liabilities
Current liabilities:
Bank loans	175,439	184,334
Accounts payable	1,530,777	1,716,216
Other payables and accruals liabilities	178,397	172,042
Contract liabilities	576,284	430,735
Amounts due to related parties	176,153	447,022
Current lease liabilities under operating leases	135,073	175,315
Total current liabilities	2,772,123	3,125,664

Non-current liabilities
Bank loans	668,856	854,859
Non-current lease liabilities under operating leases	15,222	151,968
Total non-current liabilities	684,078	1,006,827

TOTAL LIABILITIES	3,456,201	4,132,491

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares US$0.0001 par value, authorised 500,000,000 shares as of March 31, 2026; 21,100,000 shares issued and outstanding as of March 31, 2026	-	-	*
Class A Ordinary shares, US$0.0001 par value, authorized 15,000,000 shares as of March 31, 2025; 16,600,000 shares as of March 31, 2026	1,660	-
Class B Ordinary shares, US$0.0001 par value, authorized 4,500,000 shares as of March 31, 2025 and 2026	450	-
Additional paid-in capital	4,165,253	-
Translation reserve	(6,858)	24,699
Retained earnings	2,939,829	2,768,422
Total shareholders’ equity	7,100,334	2,793,121
TOTAL LIABILITIES AND EQUITY	10,556,535	6,925,612

*	Amount is immaterial and below US$1.00

The accompanying notes are an integral part of these consolidated and combined financial statements.

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

	As of March 31,
	2026	2025	2024
	US$	US$	US$

Revenues	16,155,124	18,612,534	17,123,778
Cost of revenue	(13,937,499)	(16,164,339)	(14,949,256)
Gross profit	2,217,625	2,448,195	2,174,522

Operating expenses
Selling and distribution expenses	(268,311)	(252,620)	(61,949)
General and administrative expenses	(1,676,068)	(1,685,383)	(1,259,841)
Total operating expenses	(1,944,379)	(1,938,003)	(1,321,790)
Income from operations	273,246	510,192	852,732

Other income:
Interest income	116,127	91,214	256,134
Interest expense	(44,143)	(60,694)	(35,690)
Total other income, net	71,984	30,520	220,444

Income before tax expenses	345,230	540,712	1,073,176

Income tax expenses	(173,823)	(52,755)	(144,647)

Net income	171,407	487,957	928,529

Other comprehensive income, net of tax
Foreign currency translation adjustment	(31,557)	24,188	4,378
Total other comprehensive income	(31,557)	24,188	4,378

Total comprehensive income	139,850	512,145	932,907

Weighted average number of ordinary shares
Basic and diluted	21,100,000	19,500,000	19,500,000

Net Income per share attributable to ordinary shareholders
Basic and diluted	0.0067	0.0263	0.0478

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY

CONSOLIDATED AND COMBINED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary share			Class A		Class B		Additional
	Number of Shares	Par value		Number of Shares	Par value	Number of Shares	Par value	paid-in Capital	Translation reserve	Retained Earnings	Total
		US$			US$		US$	US$	US$	US$	US$
Balance as of March 31, 2023	19,500,000	-	*	-	-	-	-	-	(3,867)	1,351,936	1,348,069
Net income	-	-		-	-	-	-	-	-	928,529	928,529
Foreign currency translation adjustments									4,378	-	4,378
Balance as of March 31, 2024	19,500,000	-	*	-	-	-	-	-	511	2,280,465	2,280,976
Net income	-	-		-	-	-	-	-	-	487,957	487,957
Foreign currency translation adjustments	-	-		-	-	-	-	-	24,188	-	24,188
Balance as of March 31, 2025	19,500,000	-	*	-	-	-	-	-	24,699	2,768,422	2,793,121
Issuance of Ordinary shares, net of offering expenses	-	1,950		-	-	-	-	-	-	-	1,950
Issuance of Ordinary shares, net of offering expenses	1,600,000	160		-		-	-	4,165,253	-	-	4,165,413
Re-designation of Ordinary shares into Class A and Class B Ordinary Shares	(21,100,000)	(2110)		16,600,000	1,660	4,500,000	450	-	-	-	-
Net income	-	-		-	-	-	-	-	-	171,407	171,407
Foreign currency translation adjustments	-	-		-	-	-	-	-	(31,557)	-	(31,557)
Balance as of March 31, 2026	-	-		16,600,000	1,660	4,500,000	450	4,165,253	(6,858)	2,939,829	7,100,334

*	Amount is immaterial and below US$1.00.

The accompanying notes are an integral part of these consolidated and combined financial statements.

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

	As of March 31,
	2026	2025	2024
	US$	US$	US$
Operating activities
Net income	171,407	487,957	928,529
Adjustments to reconcile net income to net cash (used in)/generated from operating activities:
Depreciation of property, plant and equipment	115,934	116,528	115,810
Amortization of right-of-use assets	171,543	157,428	182,543
Allowance/(Reversal) for allowance for credit losses	1,727	-	(1,618)
Deferred tax assets	(15,646)	(14,663)	(14,663)
Change in operating assets and liabilities:
Account receivables	383,920	(150,349)	540,459
Prepayments, deposits and other receivables	418,431	(425,590)	(4,800)
Tax recoverable	49,581	(97,506)	27,279
Account payable	(167,305)	716,258	(727,489)
Other payables and accrued liabilities	8,287	162,739	47
Contract liabilities	150,980	(92,470)	(151,662)
Operating leases	(174,179)	(155,042)	(179,532)
Tax payable	-	(137,471)	136,630
Amounts due to director	-	(154,016)	116,816
Amounts due to related parties	(267,166)	(1,881,840)	1,726,138
Net cash generated from/(used in) operating activities	847,514	(1,468,037)	2,694,487

Cash flows from investing activities
Purchase of property, plant and equipment	(221)	(3,546)	-
Net cash used in investing activities	(221)	(3,546)	-

Cash flows from financing activities
Proceeds from issuance of ordinary shares, net of offering expenses	4,186,425	-	-
Proceeds from new bank borrowings	-	598,627	507,775
Repayments of bank borrowings	(184,296)	(188,450)	(161,290)
Net cash generated from financing activities	4,002,129	410,177	346,485

Net change in cash and cash equivalents	4,849,422	(1,061,406)	3,040,971
Effect of exchange rate changes on cash and cash equivalents	(70,259)	49,126	7,487
Beginning of the year	4,373,256	5,385,536	2,337,078
End of the year	9,152,503	4,373,256	5,385,536

Supplementary Cash Flows Information
Cash (paid)/refunded for income taxes	(230,662)	(301,899)	4,599
Cash paid for interest	44,143	60,694	35,690

The accompanying notes are an integral part of these consolidated and combined financial statements.

K-TECH SOLUTIONS COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES

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

Details of the Company are set out in the table as follows:

	Date of	Percentage of effective ownership		Place of	Principal
Name	incorporation	2026	2025	incorporation	activities
K-Tech Solutions Company Limited	December 2, 2024	Parent	Parent	British Virgin Islands	Investment holdings
K-Mark Technology Limited	November 4, 2016	100% (Direct)	100% (Direct)	Hong Kong	Design, development, testing and sales of diverse portfolio of toy products

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

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted EPS further takes into account of the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. For the years ended March 31, 2024, 2025 and 2026, the Company had no dilutive securities.

On July 17, 2025, the Company completed its initial public offering and issued 1,600,000 Class A ordinary shares at a price of US$4.00.

The above issuances are reflected in the weighted-average number of shares based on the number of days they were outstanding during the year.

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

A pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Company’s balance sheets, income statement items and cash flow items for both 2026 and 2025.

	For the year ended March 31,
	2026	2025	2024
Year-end HKD: US$ exchange rate	7.83426	7.74800	7.82418
Year average HKD: US$ exchange rate	7.79854	7.77593	7.82381

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

The Company’s financial instruments include cash and cash equivalents, accounts receivable, contract assets, accounts payables, other payables and accruals liabilities, due to related parties, bank loans and lease liabilities. The carrying amounts of these financial instruments approximate their fair values due to the short-term nature of these instruments. For lease liabilities, fair value approximates their carrying value at the year end as the interest rates used to discount the host contracts approximate market rates. The carrying amount of the bank loan approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities.

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of March 31, 2025 and 2026.

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

The Property, plant and equipment is calculated using the straight-line method over their estimated useful lives, as follows:

Estimated useful lives
Leasehold improvement	5 years
Furniture and fixtures	5 years
Office equipment	5 years
Computer and equipment	5 years
Motor vehicles	5 years

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

Operating Lease

The Company evaluates the contracts it entered into to determine whether such contracts contain leases at inception. A contract contains a lease if the contract conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration. At commencement, contracts containing a lease are further evaluated for classification as an operating or finance lease where the Company is a lessee.

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lease as an operation lease. Operating leases are included in the line items right-of-use (ROU) asset, lease liabilities, current, and lease liabilities, non-current in the consolidated balance sheet. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. For operating leases, the Company measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The Company measures ROU assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Company begins recognizing lease expense when the lessor makes the underlying asset available to the Company. Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

For leases with lease term less than one year (short-term leases), the Company has elected not to recognize a lease liability or ROU asset on its consolidated balance sheet. Instead, it recognizes the lease payments as expenses on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of operations and cash flows.

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company does not separate lease and non-lease components for operating leases and accounts for them as a single lease component as permitted under ASC 842. Non-lease components typically include costs such as maintenance, insurance and taxes.

Contract Liabilities

A contract liability is recognized when the Group receives consideration or has an unconditional right to consideration before transferring goods to a customer. Contract liabilities are recognized as revenue when the Group satisfies its performance obligations by transferring control of goods to customers.

	As of March 31,
	2026	2025
	US$	US$
Balance at April 1,	430,735	518,441
Addition	161,094	-
Recognized to revenue during the year	(15,545)	(87,706)
Balance at March 31,	576,284	430,735

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

The Company believes there were no uncertain tax positions at March 31, 2025 and 2026, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

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

The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer, who reviews the financial information of each separate operating segment when making decisions about allocating resources and assessing the performance of the segment. Based on this evaluation, the Company has determined that it operates as a single reportable segment.

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

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). The new guidance requires, on an annual basis, disclosure of specific categories in the rate reconciliation and disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 for public business entities and December 15, 2025 for entities other than public business entities. The Company is currently evaluating the potential impact of this guidance on its consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (“ASU 2024-03”). The new guidance requires additional disclosure related to the disaggregation of income statement expense categories. ASU 2024-03 is effective for annual periods beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The adoption of ASU 2024-03 is expected to result in additional disclosures and will not have an impact on the Company’s consolidated financial statements.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments — Credit Losses (Topic 326) (“ASU 2025-05”). The new guidance provides (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, as follows:

1.	Practical expedient. In developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset.

2.	Accounting policy election. An entity other than a public business entity that elects the practical expedient is permitted to make an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses.

ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company does not anticipate the adoption of the practical expedient to have a material impact on the Company’s consolidated financial statements. The Company does not intend to make the accounting policy election.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. This update provides amendments to clarify and modernize the accounting for costs incurred to develop or acquire internal-use software. Under this guidance, capitalization for internal-use software costs begins when management has authorized and committed to funding the project and it is probable the project will be completed, and the software will be used to perform the intended function. ASU 2026-06 is effective for annual and interim periods beginning after December 15, 2027, with early adoption permitted on a retrospective, modified, or prospective basis. The Company is currently evaluating the potential impact of this guidance and the timing of adoption.

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 3 — BUSINESS SEGMENT AND DISAGGREGATION OF REVENUE

A summary of the Company’s revenue disaggregated by major service lines and timing of revenue recognition of the years ended March 31, 2025 and 2026, respectively, are as follow:

	Year ended March 31,
	2026	2025	2024
	US$	US$	US$
Sales of finished goods	15,814,388	18,110,016	16,730,463
Sales for tooling	340,736	502,518	393,315
	16,155,124	18,612,534	17,123,778

In accordance with ASC 280, Segment Reporting (“ASC 280”), the Company has one reportable business segments. Sales are based on the countries in which the customers are from overseas including United States of America, United Kingdom and Europe. Summarized financial information concerning our geographic segments is shown in the following tables:

	Year ended March 31,
	2026	2025	2024
	US$	US$	US$
United States of America	10,078,840	12,810,726	12,389,864
United Kingdom	1,287,557	1,517,635	953,375
Europe	4,788,727	4,284,173	3,780,278
Others	-	-	261
	16,155,124	18,612,534	17,123,778

NOTE 4 — ACCOUNTS RECEIVABLES, NET

Accounts receivables, net consisted of the following

	As of March 31,
	2026	2025
	US$	US$
Accounts receivables – third parties	1,000,281	1,397,842
Less: allowance for credit losses	(11,545)	(9,927)
Accounts receivables, net	988,736	1,387,915

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 4 — ACCOUNTS RECEIVABLES, NET (cont.)

The following table presents the activities in the allowance for credit losses as of March 31, 2025 and 2026.

	As of March 31,
	2026	2025
	US$	US$
Balance at April 1,	9,927	9,830
Addition/(reversal)	1,727	-
Exchange difference in translation	(109)	97
Balance at March 31,	11,545	9,927

For the financial years ended March 31, 2025 and 2026, the Company made provision for estimated credit losses. The Company has not experienced any significant bad debt write-offs of accounts receivable in the past.

NOTE 5 — PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	As of March 31,
	2026	2025
	US$	US$
Utility deposits	383	387
Prepayments	17,201	438,563
Other receivables	15,512	15,750
Total	33,096	454,700

NOTE 6 — LEASES

Operating leases

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

	Year ended March 31,
	2026	2025
	US$	US$
Operating lease expenses:
Amortization of right-of-use assets	171,543	157,428
Accretion of lease liabilities	12,780	15,870
Total operating lease expense	184,323	173,298

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 6 — LEASES (cont.)

The Group has operating lease primarily for office space. The Group’s leases have remaining lease terms of serval months to five years.

	As of March 31,
	2026	2025
	US$	US$
Operating lease expenses:
Short term lease expenses	143,880	129,069
Total operating lease expenses	184,323	173,298
	328,203	302,367

The components of operating lease are as follows:

	As of March 31,
	2026	2025
	US$	US$
Right-of-use assets:
At the beginning of the year	328,203	302,367
Additions	-	180,208
Amortization for the year	(171,543)	(157,428)
Exchange adjustments	(2,832)	3,056
At the end of the year	153,828	328,203

	As of March 31,
	2026	2025
	US$	US$
Lease liabilities:
At the beginning of the year	327,283	299,086
New lease for the year	-	180,208
Repayments of principal portion of lease liabilities	(174,178)	(155,042)
Exchange adjustments	(2,810)	3,031
At the end of the year	150,295	327,283

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 6 — LEASES (cont.)

	As of March 31,
	2026	2025
	US$	US$
Lease liabilities are classified as:
Current liabilities	135,073	175,315
Non-current liabilities	15,222	151,968
	150,295	327,283

Other information about the Company’s lease is as follows:

	Year ended March 31,
	2026	2025
	US$	US$
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating lease	186,958	170,912
Right-of-use assets obtained in exchange for new operating lease liabilities	-	180,208
Weighted-average remaining lease term – operating	2 years	2 years
Weighted average discount rate – operating	5.625%	5.625%

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities as of March 31, 2025 and 2026:

	As of March 31,
	2026	2025
	US$	US$
Year ending March 31,
2026	-	188,178
2027	139,005	140,552
2028	15,317	15,488
Total undiscounted lease payments	154,322	344,218
Less: future finance charges	(4,027)	(16,935)
	150,295	327,283

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 7 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	As of March 31,
	2026	2025
	US$	US$
At cost
Leasehold improvement	480,705	486,057
Office equipment	2,712	2,743
Furniture and fixtures	44,085	44,354
Computer and equipment	16,110	16,289
Motor vehicles	40,846	41,301
	584,458	590,744
Less: Accumulated depreciation and amortization	(451,584)	(339,923)
Property, plant and equipment, net	132,874	250,821

Depreciation expenses for the financial years ended March 31, 2026, 2025 and 2024 were US$115,934, US$ 116,528 and US$115,810, respectively.

NOTE 8 — BANK BORROWINGS

			As of March 31,
	Term of repayments	Effective interest rate	2026	2025
			US$	US$
SME instalment loan	5 years	9.22%	-	23,919
SME instalment loan	5 years	7.56%	303,888	414,490
SME instalment loan	3 years	2.75%	540,408	600,784
Bank borrowings – current and non-current portion			844,295	1,039,193

	As of March 31,
	2026	2025
	US$	US$
Representing:
Within 12 months	175,439	184,334
Over 1 year	668,856	854,859
	844,295	1,039,193

As of March 31, 2026, bank borrowing as obtained from a financial institution in Hong Kong, which bear annual interest at a fixed rate from 7.56% to 9.22% and are repayable by monthly instalments from 3 years to 5 years. The Company’s bank borrowings are corporate guaranteed loans with other terms and conditions.

Interest related to the bank borrowings was approximately US$44,015, US$60,541 and US$35,673 for the financial year ended March 31, 2026, 2025 and 2024, respectively.

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 9 — ACCOUNTS PAYABLES, OTHER PAYABLES AND CONTRACT LIABILITIES

	As of March 31,
	2026	2025
	US$	US$
Accounts payable	1,530,777	1,716,216
Accrued expenses	178,397	168,170
Contract liabilities	576,284	430,735
	2,285,458	2,315,121

The Company records contract liabilities from customers when cash payments are received or due in advance of performance.

NOTE 10 — AMOUNTS DUE FROM/(TO) RELATED PARTIES

		As of March 31,
Name of related parties	Relationship	2026	2025
		US$	US$
K-Mark Industrial Limited	Related company with common directors and shareholders	(498)	(503)
Bright Forward Technology Limited	Related company with common directors and shareholders	(175,655)	(446,519)
		(176,153)	(47,022)

	As of March 31,
	2026	2025
	US$	US$
Representing:
Amounts due to related parties	(176,153)	(47,022)
	(176,153)	(47,022)

The amounts due from/(to) related parties are unsecured, interest-free and repayable on demand.

NOTE 11 — SHAREHOLDERS’ EQUITY

Ordinary shares

The Company was established under the laws of the BVI on December 2, 2024, with authorized share of 500,000,000 ordinary shares of par value US$0.0001 each. As of the date of this Annual Report, we are authorized to issue a maximum of 500,000,000 shares consisting of either Ordinary Shares with par value of US$0.0001 per share.

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

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 11 — SHAREHOLDERS’ EQUITY (cont.)

On May 16, 2025, the Company re-designated its ordinary shares into Class A ordinary shares and Class B ordinary shares. Upon completion of the re-designation, the Company had 15,000,000 Class A Shares and 4,500,000 Class B Shares, issued and outstanding, respectively. Holders of Class A Shares and Class B Shares vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company and have the same rights except each Class A Share is entitled to one (1) vote and each Class B Share is entitled to ten (10) votes. All such Class B Shares are held by our Controlling Shareholders.

On July 15, 2025, we entered into an underwriting agreement with American Trust Investment Services, Inc. as representative of the underwriters named therein, in connection with our IPO of 1,600,000 Class A Shares at a price of $4.00 per share. The IPO closed on July 17, 2025.

On March 31, 2026, there are 21,100,000 Ordinary Shares issued and outstanding, consisting of 16,600,000 Class A shares and 4,500,000 Class B shares.

Dividend Distribution

On March 31, 2026, 2025 and 2024, the Company did not announced any distribution of an interim dividend to the shareholders.

NOTE 12 — PROFIT BEFORE INCOME TAX EXPENSES

Income before tax expenses has arrived after charging/(crediting):

	Year ended March 31,
	2026	2025	2024
	US$	US$	US$
Depreciation of property, plant and equipment	115,934	116,528	115,810
Amortisation of right-of-use assets	171,543	157,428	182,543
Directors’ remuneration	124,998	186,113	222,347

Staff costs (excluding directors’ remuneration):
Salaries and other benefits	574,017	264,972	418,370
Staff welfare	5,349	3,105	5,830
Defined contribution retirement plan contributions	19,981	11,608	20,216
Total staff costs	599,347	279,685	444,416

NOTE 13 — INCOME TAXES

The provision for income taxes consisted of the following:

	Year ended March 31,
	2026	2025	2024
	US$	US$	US$
Current tax	189,469	67,418	159,310
Deferred income tax expenses	(15,646)	(14,663)	(14,663)
Income tax expenses	173,823	52,755	144,647

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

	Year ended March 31,
	2026	2025	2024
	US$	US$	US$
Income before tax expenses	345,230	540,712	1,073,176
Tax expenses at applicable rates in Hong Kong profits at tax rate of 16.5%	56,963	89,217	177,074

Tax reduction related to two-tiered profits tax regime	(21,158)	(21,219)	(21,089)
Tax incentives	(385)	(193)	(383)
Tax effect of non-taxable income	(15,487)	(15,050)	(10,955)
Tax effect of utilization of tax losses previously not recognised	74,401	-	-
Under provision in prior financial years	79,489	-	-
Income tax expense	173,823	52,755	144,647

NOTE 14 — DEFERRED TAX

The followings presented the category of deferred tax assets recognized by the Company and movements thereon:

	Accelerated/ (decelerated) Depreciation allowance	Expected credit losses	Total
	US$	US$	US$
As of April 1, 2024	(16,283)	(1,684)	(17,967)
Deferred tax (credit)/expense	(14,696)	33	(14,663)
Exchange adjustments	(219)	(10)	(229)
As of March 31, 2025	(31,198)	(1,661)	(32,859)
Deferred tax (credit)/expense	(15,344)	(302)	(15,646)
Exchange adjustments	415	17	432
As of March 31, 2026	(46,127)	(1,946)	(48,073)

Deferred tax assets are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 15 — CONCENTRATIONS OF RISK

The Company is exposed to the following concentration of risk:

Information about major customers by revenue

	Percentage of revenue	Revenue	Percentage of revenue	Revenue	Percentage of revenue	Revenue
	2026		2025		2024
	%	US$	%	US$	%	US$
Customer A	15.30	2,472,101	25.66	4,776,665	21.78	3,730,157
Customer B	13.47	2,176,664	13.12	2,441,522	22.85	3,912,105
Customer C	29.64	4,788,727	21.60	4,020,852	21.82	3,737,092
Customer F	9.61	1,553,184	6.22	1,158,468	3.97	680,518
Customer G	14.56	2,352,725	14.01	2,607,951	5.98	1,024,206

Information about major customers by accounts receivable, net

	Percentage of accounts receivable	Accounts receivable	Percentage of accounts receivable	Accounts receivable	Percentage of accounts receivable	Accounts receivable
	2026		2025		2024
	%	US$	%	US$	%	US$
Customer A	8	81,571	26	367,298	7	82,361
Customer B	3	28,825	30	412,889	9	113,499
Customer C	16	100,225	7	99,865	16	199,563
Customer D	9	84,157	0	5,999	21	255,657
Customer E	25	247,388	8	107,863	19	233,018
Customer F	36	360,600	21	290,134	11	128,701

Information about major suppliers by cost of revenue

	Percentage of cost of revenue	Cost of revenue	Percentage of cost of revenue	Cost of revenue	Percentage of cost of revenue	Cost of revenue
	2026		2025		2024
	%	US$	%	US$	%	US$
Supplier A	82.4	11,487,899	85.3	13,794,711	84.9	12,691,607

Information about major suppliers by accounts payable

	Percentage of accounts payable	Account payable	Percentage of accounts payable	Account payable	Percentage of accounts payable	Account payable
	2026		2025		2024
	%	US$	%	US$	%	US$
Supplier A	86	1,311,040	77	1,312,445	100	987,666
Supplier B	10	157,935	23	397,607	-

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 16 — COST OF REVENUE

	Year ended March 31,
	2026	2025	2024
	US$	US$	US$
Material – finished goods	13,629,947	15,715,516	14,595,924
Material – tooling	307,552	448,823	353,332
	13,937,499	16,164,339	14,949,256

NOTE 17 — GENERAL AND ADMINISTRIVE EXPENSES

The following table sets forth the breakdown of our general and administrative expenses for the year ended March 31, 2024, 2025 and 2026:

	For the year ended March 31,
	2026	2025	2024
	US$	US$	US$
Depreciation expense	287,476	273,956	115,810
Legal and professional fee (note a)	232,081	-	-
Payroll expense	498,422	462,693	660,933
Sundry expenses	88,747	156,623	56,463
Auditor’s remuneration	216,114	493,960	4,921
Entertainment	137,103	135,379	126,034
Rental, rates and building management expenses	26,466	57,846	210,384
Travelling	189,659	104,926	85,296
	1,676,068	1,685,383	1,259,841

Note a: The increase in legal and professional fees for the year ended March 31, 2026 mainly due to additional costs (i.e. lawyer fee, stock registration fee etc.) since we became a public company on July 16, 2025.

NOTE 18 — OTHER INCOME

	Year ended March 31,
	2026	2025	2024
	US$	US$	US$
Bank interest income	93,863	91,214	66,403
Gain on exchange	20,587	-	189,731
Other income	1,677	-	-
Total	116,127	91,214	256,134

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 19 — INTEREST EXPENSES

	Year ended March 31,
	2026	2025	2024
	US$	US$	US$
Interest on bank loans	44,015	60,541	35,673
Other interest expenses	128	153	17
Total	44,143	60,694	35,690

NOTE 20 — RELATED PARTY TRANSACTIONS

Apart from the transactions and balances as disclosed in notes 10 and 20, during the years ended March 31, 2026, 2025 and 2024, the Company had the following transactions with its related parties:

			Year ended March 31
Name of related party	Relationship	Nature of transaction	2026	2025	2024
			US$	US$	US$
Bright Forward Technology Limited	Related company with common directors	Purchase of goods	878,910	1,101,629	613,242
K-Mark Industrial Limited	Related company with common directors	Purchase of goods	-	317,060	1,332,609
Goldin Enterprise Limited	Related company with common directors	Payments of lease liabilities	-	-	92,027
Remarkable Group Holdings Limited	Related company with common directors	Payments of lease liabilities	-	-	15,338

NOTE 21 — FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

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

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 22 — MAJOR NON-CASH TRANSACTIONS

During the year ended March 31, 2026, the Company had the following major non-cash transactions:

●	On February 26, 2026, K-Tech Solutions Company Limited (the “Company”) entered into a memorandum of understanding (the “Memorandum of Understanding”) with Boardware Intelligence Technology Limited, the shares of which are listed on the Hong Kong Stock Exchange Limited (stock code: 1204) (“Boardware”), to establish cooperation framework in the development of Boardware’s Brain Computing Interface projects, the Barco Ecosystem and Barco hardware wearables.

●	On February 26, 2026 , K-Mark Technology Ltd, a subsidiary of K-Tech Solutions Company Limited (the “Company”) incorporated in Hong Kong, entered into a strategic joint venture agreement and a supplemental joint venture agreement (together the “Joint Venture Agreements”), respectively, with Aurora AZ Energy Ltd. (“Aurora”), a company incorporated in Calgary, Canada, to form a joint venture to develop, own, finance, construct, operate and maintain crypto mining, artificial intelligence, and high-performance computing data centers. The joint venture will launch at Aurora’s flagship site in Alberta, where the partnership is structured across several phases that together establish a roadmap to deploy over 100MW and up to 500MW of IT capacity.

During the year ended March 31, 2025, the Company the following major non-cash transaction:

●	On March 31, 2025, the Company entered into a offsetting agreement with Kwok Yiu Fai and K-Mark Industrial Limited, pursuant to which the amount due from Kwok Yiu Fai of US$536,194 was offset against the amount due from K-Mark Industrial Limited of US$536,194; and

NOTE 23 — COMMITMENTS AND CONTINGENCIES

As of March 31, 2025 and 2026, the Company has no material commitments or contingencies.

NOTE 24 — SEGMENT INFORMATION

The Company uses the management approach to determine reportable operating segments. The management approach consider the internal organization and reporting used by the Company’s CODM, specifically the Company’s CEO and CFO, for making decisions, allocating resources and assessing performance.

The CODM reviews the Company’s operating results on a consolidated basis and considers Hong Kong to be the Company’s principal place of business, where substantially all business activities and operational functions are conducted. The Company serves customers in various overseas markets, primarily in the United States, the United Kingdom and Europe, under substantially similar terms and conditions. As the CODM evaluates performance and allocates resources on a consolidated basis, the Company has identified one operating segment, which is also its single reportable segment under ASC 280. Accordingly, no separate geographical segments are presented.

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 24 — SEGMENT INFORMATION (cont.)

The CODM of the Company primarily utilize the net income to monitor budget to actual performance and to assess the adequacy of capital resources for marketing and development. The following table presents the significant revenue and expense categories in the Company’s single operating segment

	2026	2025	2024
	US$	US$	US$

Revenues	16,155,124	18,612,534	17,123,778
Less:
Cost of revenue	(13,937,499)	(16,164,339)	(14,949,256)
Depreciation expense	(287,476)	(273,956)	(115,810)
Legal and professional fee	(232,081)	-	-
Payroll expense	(498,422)	(462,693)	(660,933)
Sundry expenses	(75,967)	(156,623)	(56,463)
Auditor’s remuneration	(216,114)	(493,960)	(4,921)
Entertainment	(137,103)	(135,379)	(126,034)
Rental, rates and building management expenses	(39,246)	(57,846)	(210,384)
Travelling	(189,659)	(104,926)	(85,296)
Staff salary	(212,611)	(194,607)	-
Transportation	(43,974)	(47,743)	(60,101)
Other selling and distribution expenses	(11,726)	(10,270)	(1,848)
Interest income	116,127	91,214	256,134
Interest expenses	(44,143)	(60,694)	(35,690)
Income tax expenses	(173,823)	(52,755)	(144,647)
Segment income	171,407	487,957	928,529

NOTE 25 — EARNINGS PER SHARE

The Company computes earnings per share of Class A Ordinary Shares and Class B Ordinary Shares using the two-class method. Except as voting rights as discussed in Note 11, all other rights, including the liquidation and dividend rights, of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical. As a result, the undistributed earnings for each year is allocated based on the contractual participation rights of the Class A Ordinary Shares and Class B Ordinary Shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis.

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 25 — EARNINGS PER SHARE (cont.)

The allocation of net income between Class A and Class B ordinary shares are as follows:

2026
US$

Net income	171,407

Weighted average ordinary shares
Class A ordinary shares	16,600,000
Class B ordinary shares	4,500,000
Total	21,100,000

Allocation ratio:
Class A	78.67%
Class B	22.33%

Allocated income:
Class A	134,845
Class B	36,562

NOTE 26 – RECLASSIFICATION OF PRIOR PERIOD AMOUNTS

In connection with the preparation of the consolidated financial statements for the year ended March 31, 2026, management reassessed the classification of certain lease arrangements under ASC 842, Leases.

Based on the reassessment, certain lease arrangements previously presented as finance leases in the consolidated financial statements for the years ended March 31, 2025 and 2024 have been reclassified as operating leases to conform with the current year presentation.

The reclassification affected the presentation of certain lease-related amounts within the consolidated financial statements and related disclosures. The reclassification had not effect on previously reported net income, earnings per share, total assets, total liabilities, shareholders’ equity, or net cash provided by (used in) operating, investing and financing activities.

Consolidated And Combined Balance Sheets as of March 31, 2025

	2025
	Original	Reclassification	Final
	US$	US$	US$
Non-current assets
Right-of-use assets under – financing leases	328,203	(328,203)	-
Right-of-use assets under – operating leases	-	328,203	328,203

Current liabilities
Current lease liabilities under finance lease	175,315	(175,315)	-
Current lease liabilities under operating lease	-	175,315	175,315

Non-current liabilities
Non-current lease liabilities under finance lease	848,859	(848,859)	-
Non-current lease liabilities under operating lease	-	848,859	848,859

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 26 – RECLASSIFICATION OF PRIOR PERIOD AMOUNTS (cont.)

Consolidated and Combined Statement of Operations and Comprehensive Income for the year ended March 31, 2025

		2025
	Original	Reclassification	Final
	US$	US$	US$
General and administrative expenses	1,669,513	15,870	1,685,383
Interest expenses	76,564	(15,870)	60,694

Consolidated and Combined Statement of Operations and Comprehensive Income for the year ended March 31, 2024

	2024
	Original	Reclassification	Final
	US$	US$	US$
General and administrative expenses	1,239,981	19,860	1,259,841
Interest expenses	55,550	(19,860)	35,690

Consolidated And Combined Statement of Cash Flow for the year ended March 31, 2025

		2025
	Original	Reclassification	Final
	US$	US$	US$
Operating activities
Income tax expenses	52,755	(52,755)	-
Interest income	(91,214)	91,214	-
Interest expenses	76,564	(76,564)	-
Tax payable	-	(137,471)	(137,471)
Income taxes (paid)/refunded	(301,899)	301,899	-

Investing activities
Interest received	91,214	(91,214)	-

Financing activities
Proceeds from new bank borrowings	600,785	(2,158)	598,627
Repayment of bank borrowings	(189,129)	679	(188,450)
Interest paid on bank borrowing	(60,541)	60,541	-
Other interest paid	(153)	153	-
Payments of principal portion of lease liabilities	(152,001)	152,001	-
Payments of interest portion of lease liabilities	(15,870)	15,870	-

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”)

NOTE 26 – RECLASSIFICATION OF PRIOR PERIOD AMOUNTS (cont.)

Consolidated And Combined Statement of Cash Flow for the year ended March 31, 2024

		2024
	Original	Reclassification	Final
	US$	US$	US$
Operating activities
Income tax expenses	144,647	(144,647)	-
Interest income	(66,403)	66,403	-
Interest expenses	55,550	(55,550)	-
Unrealized foreign exchange gain	(148,160)	148,160	-
Tax payable	-	136,630	136,630
Income taxes (paid)/refunded	4,599	(4,599)	-

Investing activities
Interest received	66,403	(66,403)	-

Financing activities
Advance from related parties	1,333,666		-
Repayments to related parties	(3,911,139)		-
Proceeds from new bank borrowings	553,096	(45,321)	507,775
Repayment of bank borrowings	(206,611)	45,321	(161,290)
Interest paid on bank borrowing	(35,673)	35,673	-
Other interest paid	(17)	17	-
Payments of principal portion of lease liabilities	(179,532)	179,532	-
Payments of interest portion of lease liabilities	(19,860)	19,860	-

NOTE 27 — SUBSEQUENT EVENTS

In accordance with ASC topic 855, Subsequent Events, which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before consolidated and combined financial statements are issued, the Company has evaluated all events or transactions that occurred after March 31, 2026, up through the date the Company issued the audited consolidated and combined financial statements. During the period, the Company did not have any material subsequent events other than disclosed below.

On April 24, 2026, the Company issued a press release announcing a strategic pivot into the hunting and outdoor sporting equipment sectors.

On June 11, 2026, the Company issued a press release announcing a corporate update on the previously disclosed joint venture between K-Mark Technology Ltd, a subsidiary of the Company incorporated in Hong Kong, and Aurora AZ Energy Ltd. in relation to their development of a large-scale computing infrastructure in Alberta, Canada.